UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December 2004

BRITISH ENERGY PLC

3 Redwood Crescent, Peel Park

East Kilbride, G74 5PR

Scotland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in the Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

BRITISH ENERGY PLC

QUARTER ENDED SEPTEMBER 30, 2004

Introduction

In this quarterly report, except as otherwise specified, ‘British Energy’, the ‘British Energy Group’, the ‘Group’, the ‘Company’, ‘we’, ‘us’ or ‘our’ refer to British Energy plc and its subsidiaries and any of their respective predecessors in business, as the context may require. We were incorporated under the United Kingdom Companies Act 1985, as amended (the ‘Companies Act’) on December 13, 1995.

Our registered office is located at 3 Redwood Crescent, Peel Park, East Kilbride, G74 5PR, Scotland, and our telephone number is 011 44 1355 262000. Our website address is www.british-energy.com. The information on our website is not a part of this quarterly report.

Exchange Rates

We publish our financial statements in pounds sterling. In this quarterly report, references to ‘pounds sterling’, ‘£’, ‘pence’ or ‘p’ are to UK currency. References to ‘US dollars’, ‘US$’ or ‘$’ are to US currency and references to ‘Canadian dollars’, or ‘C$’ are to Canadian currency.

Technical Terms

This quarterly report refers to certain technical terms used to measure output of electricity and the production of electricity over time. The basic unit for the measurement of electricity output is a kilowatt (‘kW’). The basic unit for the measurement of electricity production is a kilowatt-hour (‘kWh’); that is, one hour of electricity production at a constant output of one kilowatt. One thousand kilowatts are a megawatt (‘MW’) or, in terms of production, a megawatt-hour (‘MWh’). One thousand megawatts are a gigawatt (‘GW’) or, in terms of production, a gigawatt-hour (‘GWh’). One thousand gigawatts are a terawatt (‘TW’) or, in terms of production, a terawatt-hour (‘TWh’).

Information Regarding Forward-Looking Statements

This quarterly report contains certain ‘forward-looking’ statements as defined in Section 21E of the US Securities Exchange Act of 1934. Such forward-looking statements include, among others:

•	statements concerning our Proposed Restructuring and the effect of our Proposed Restructuring on our business and financial condition or results of operations;

•	the anticipated development of the UK electricity industry, the future development of regulation of the UK electricity industry, the effect of these developments on our business, financial condition or results of operations; and

•	other matters that are not historical facts concerning our business operations, financial condition and results of operations.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results or performance to differ materially from those expressed or implied by such forward-looking statements. For a discussion of some of the risks associated with these forward-looking statements, see the section entitled ‘Item 3. Key Information – Risk Factors’ in the Form 20-F for the year ended March 31, 2004 dated September 30, 2004. Due to the uncertainties and risks associated with these forward-looking statements, which speak only as of the date hereof, we are claiming the benefit of the safe harbor provision contained in Section 21E of the US Securities Exchange Act of 1934.

Non-GAAP Financial Measures

Realized Price

We calculate our realized price for electricity by dividing revenue (net of energy supply costs and miscellaneous income) by total output. Realized price is not derived in accordance with accounting principles generally accepted in the United States (‘US GAAP’) and should not be exclusively relied upon when evaluating our business. Realized price constitutes a Non-GAAP financial measure because we eliminate energy supply costs (i.e. the cost of transmitting electricity to our customers) and miscellaneous income from total turnover. We make these adjustments to turnover because we believe that they allow our management team and our investors to better understand the net price that customers are paying for our electricity.

EBITDA and EBITDA excluding joint venture and business disposals

EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. EBITDA and EBITDA excluding joint venture and business disposals are supplemental measures of our performance and liquidity that are not required by, or presented in accordance with, US GAAP. EBITDA and EBITDA excluding joint venture and business disposals are not measurements of our financial performance or liquidity under US GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with US GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

We present EBITDA and EBITDA excluding joint venture and business disposals because we believe that they are used by certain of our investors and other interested parties in evaluating our financial performance. EBITDA and EBITDA excluding joint venture and business disposals can facilitate comparisons of operating performance from period to period and company to company by eliminating potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses), the age and booked depreciation, amortization of assets (affecting relative depreciation and amortization of expense) and joint venture and business disposals.

Nevertheless, EBITDA and EBITDA excluding joint venture and business disposals have limitations as analytical tools, and you should not consider them in isolation from, or as a substitute for analysis of, our financial condition or results of operations, as reported under US GAAP. Some of these limitations are:

•	EBITDA and EBITDA excluding joint venture and business disposals measures do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA and EBITDA excluding joint venture and business disposals measures do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and EBITDA excluding joint venture and business disposals measures do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and EBITDA excluding joint venture and business disposals measures do not reflect any cash requirements for such replacements;

•	EBITDA and EBITDA excluding joint venture and business disposals measures do not reflect certain non-cash items; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

Because of these limitations, EBITDA and EBITDA excluding joint venture and business disposals should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our US GAAP results and using EBITDA and EBITDA excluding joint venture and business disposals only as supplemental measures.

PART I. FINANCIAL INFORMATION

I tem 1. Financial Statements

BRITISH ENERGY

CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(In millions, except per-share amounts)

	Three Months Ended September 30, 2004	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Operating Revenues
Operating revenues	£351	£723	£1,516
Operating Expenses
Fuel	(158)	(313)	(489)
Loss from movements in derivative contracts	(251)	(342)	(90)
Staff costs	(76)	(154)	(272)
Operating and maintenance expense	(132)	(243)	(475)
Depreciation and amortization	(24)	(53)	(101)
Energy supply costs	(72)	(142)	(260)

Total operating expenses	(713)	(1,247)	(1,687)

Operating Loss	(362)	(524)	(171)

Joint venture	—	—	47
Net interest expense	(22)	(37)	(64)

Loss Before Income Tax Benefit	(384)	(561)	(188)
Income Tax Benefit	134	152	2,211

(Loss)/Income Before Cumulative Effect of Change in Accounting Principle	(250)	(409)	2,023
Cumulative Effect of Change in Accounting Principle upon adoption of SFAS 143, net of tax	—	—	5,539

Net (Loss)/Income	£(250)	£(409)	£7,562

Common Stock Data
Weighted-average shares outstanding
Basic and Diluted	602	602	602
(Loss)/Earnings per share
Basic and Diluted	£(0.42)	£(0.68)	£12.56
(Loss)/Earnings per share (before cumulative effect of change in accounting principle)
Basic and Diluted	£(0.42)	£(0.68)	£3.36
Earnings per share (arising from cumulative effect of change in accounting principle)
Basic and Diluted	£—	£—	£9.20

	£(0.42)	£(0.68)	£12.56

See the accompanying notes to Consolidated Financial Statements.

BRITISH ENERGY

CONSOLIDATED BALANCE SHEETS (unaudited)

(In millions)

	September 30, 2004	March 31, 2004
ASSETS
Current Assets
Cash and cash equivalents	£126	£276
Restricted cash	355	297
Receivables, net	249	273
Inventory	95	97

Total current assets	825	943

Property, Plant and Equipment
Cost	13,835	13,789
Less accumulated depreciation and amortization	(12,656)	(12,623)

Net property, plant and equipment	1,179	1,166

Investments	464	444

Total Assets	£2,468	£2,553

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Long-term debt due within one year	£220	£197
Accounts payable	163	180
Accruals	194	199
Asset retirement obligations due within one year	558	554
Other creditors	739	395

Total current liabilities	1,874	1,525

Long-term Debt	642	662
Deferred Credits and Other Liabilities
Asset retirement obligations	1,591	1,468
Pension obligation	160	152
Other long-term obligations	64	215

Total deferred credits and other liabilities	1,815	1,835

Shareholders’ Equity
Common stock	277	277
Additional paid in capital	499	499
Non-equity share capital	93	93
Retained losses	(2,459)	(2,050)
Treasury stock	(159)	(159)
Accumulated other comprehensive income	(114)	(129)

Total shareholders’ equity	(1,863)	(1,469)

Total Liabilities and Shareholders’ Equity	£2,468	£2,553

See the accompanying notes to Consolidated Financial Statements.

BRITISH ENERGY

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(In millions)

	Six Months Ended September 30, 2004	Year Ended March 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income	£(409)	£7,562
Adjustments to reconcile net (loss)/income to net cash (used)/provided by operating activities:
Depreciation and amortization (including amortization of nuclear fuel)	53	101
Cumulative effect of change in accounting principle	—	(5,539)
Income from joint venture	—	(200)
Net (gains)/losses on sales of equity investments and other assets	(4)	118
Deferred tax	(152)	(2,209)
Pension expense	20	53
Employee severance provision	8	—
Loss from movements in derivative contracts	341	85
Accretion of nuclear liabilities	160	244
Liabilities discharged	(58)	(75)
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	(30)	27
Other liabilities	(5)	(53)
Inventory	2	(8)
Other assets	(9)	18
Other debtors	24	34

Cash (outflow)/inflow from operating activities	(59)	158

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on sale of investments	4	171
Amounts placed on restricted use term deposit	(58)	(88)
Purchase of investment securities	(5)	(19)
Capital expenditure	(32)	(70)

Net cash used in investing activities	(91)	(6)

CASH FLOWS FROM FINANCING ACTIVITIES
Movement in book overdraft	—	(7)

Net cash used in financing activities	—	(7)

Net (decrease)/increase in cash and cash equivalents	(150)	145
Cash and cash equivalents at beginning of period	276	131

Cash and cash equivalents at end of period	£126	£276

See the accompanying notes to Consolidated Financial Statements.

BRITISH ENERGY

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (unaudited)

(In millions)

	Total	Retained Losses	Other Comprehensive Income	Treasury Stock	Additional Paid in Capital	Non- Equity	Common Stock
Balance at April 1, 2003	£(9,137)	£(9,612)	£(235)	£(159)	£499	£93	£277
Net income	7,562	7,562	—	—	—	—	—
Translation adjustments	(15)	—	(15)	—	—	—	—
Pensions (net of £14m tax charge)	34	—	34	—	—	—	—
Unrealized gains on securities	87	—	87	—	—	—	—

Total comprehensive income	7,668	7,562	106	—	—	—	—

Balance at March 31, 2004	(1,469)	(2,050)	(129)	(159)	499	93	277
Net (loss)	(159)	(159)	—	—	—	—	—
Unrealized gains on securities	8	—	8	—	—	—	—

Total comprehensive income	(151)	(159)	8	—	—	—	—

Balance at June 30, 2004	(1,620)	(2,209)	(121)	(159)	499	93	277
Net (loss)	(250)	(250)	—	—	—	—	—
Unrealized gains on securities	7	—	7	—	—	—	—

Total comprehensive income	(243)	(250)	7	—	—	—	—

Balance at September 30, 2004	£(1,863)	£(2,459)	£(114)	£(159)	£499	£93	£277

See the accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1. Basis of Preparation

(i) Introduction

These accounts have been prepared in accordance with US GAAP on the same basis as the US GAAP information provided in note 36 to the consolidated financial statements at March 31, 2004. This is the first time we have published results for a September quarter under US GAAP and therefore no comparative information is provided for the quarter ended September 30, 2003.

In the opinion of management, the accompanying unaudited consolidated financial statements of British Energy contain all adjustments including usual recording adjustments necessary to present fairly, in all material respects, the Company’s consolidated balance sheets as of September 30, 2004 and March 31, 2004, the consolidated statements of income for the three-month and six-month period to September 30, 2004 and for the year ended March 31, 2004 and the consolidated statements of cash flows for the six-month period to September 30, 2004 and year ended March 31, 2004. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto in the Company’s annual report on Form 20-F for the year ended March 31, 2004 filed on September 30, 2004. The results of operations for the three-month and six-month period ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year.

(ii) Background to Proposed Restructuring

Having reviewed the longer-term prospects of the business, on September 5, 2002 the Directors of British Energy announced that they had no alternative but to seek financial support from the UK Government. On September 9, 2002 the UK Government granted the Company a credit facility of up to £410m (the ‘Government Facility’) to provide working capital for the Group’s immediate requirements and to allow British Energy to stabilize its trading position in the UK and North America. On September 26, 2002 British Energy announced that the UK Government had agreed to extend a revised Government Facility for up to £650m until November 29, 2002 to give the Company sufficient opportunity to develop a restructuring plan. On November 28, 2002 British Energy announced that the Government Facility had been further extended until March 9, 2003. The Government Facility is cross-guaranteed by the principal Group subsidiaries (excluding Eggborough Power (Holdings) Limited and Eggborough Power Limited (‘EPL’)) and is secured by, among other things, fixed and floating charges and/or share pledges granted by those subsidiaries. The Government Facility also contains a requirement to provide further security as required by the Secretary of State for Trade and Industry (the ‘Secretary of State’) provided that the creation of such security would not cause a material default under any contract to which any member of the Group is a party or a breach of law.

On February 14, 2003 British Energy and certain of its subsidiaries announced that they had entered into binding standstill agreements, namely:

(a)	the Standstill Agreement between British Energy and its subsidiaries and the bank syndicate that provided financing for the Eggborough coal-fired power station (the ‘Eggborough Banks’), The Royal Bank of Scotland plc (‘RBS’) as provider of a letter of credit to the Eggborough Banks, our significant trade creditors, Teesside Power Limited (‘TPL’), TotalFinaElf Gas and Power Limited (now Total Gas & Power Limited) (‘Total’) and Enron Capital & Trade Europe Finance LLC (‘Enron’) (TPL, Total and Enron (which have subsequently transferred their respective interests to Deutsche Bank) being collectively referred to as the ‘Significant Creditors’) and British Nuclear Fuels plc (‘BNFL’); and

(b)	the Bondholder Restructuring Agreement between British Energy, British Energy Generation Limited (‘BEG’), British Energy Generation (UK) Limited (‘BEGUK’) and certain holders of British Energy bonds due in 2003, 2006 and 2016 (the ‘Bonds’) (the holders of those bonds being referred to collectively as the ‘Bondholders’).

On March 7, 2003 British Energy announced that the UK Government had agreed to extend the Government Facility in the reduced amount of £200m, such that it would mature on the earliest of (1) September 30, 2004, (2) the date on which the proposed restructuring outlined in (iii) below, (the ‘Proposed Restructuring’) becomes effective, and (3) any date notified by the Secretary of State to British Energy on which repayment of amounts outstanding under the Government Facility are required as a result of a European Commission (‘Commission’) decision or an obligation under EU law (the ‘Final Maturity Date’). In the meantime the Secretary of State may have required repayment of the Government Facility if she concluded that the Proposed Restructuring could not be completed in the manner or time scales envisaged. Following the receipt by the Secretary of State of notification from the Commission that as far as the Proposed Restructuring involved the grant of State aid by the Government, such aid was compatible with the Common Market, from September 22, 2004 no further drawings could be made under the Government Facility. Since no incremental collateral could be posted under the Government Facility, incremental collateral requirements are being provided by a charge over cash deposits in certain of our accounts. The Government Facility’s Final Maturity Date was amended on November 29, 2004 to the earlier of: (a) the date on which the Government Restructuring Agreement will terminate pursuant to its terms; (b) any date notified by the Secretary of State to British Energy on which repayment of amounts outstanding under the Government Facility are required as a result of a decision of the Commission or any obligation under European Community law; or (c) the date upon which documentation required to effect the Proposed Restructuring has been executed and delivered and/or any schemes of arrangement have, if necessary, been sanctioned by the High Court and become effective in accordance with their terms to give effect to the Proposed Restructuring.

On October 1, 2003, the Company announced that it had agreed the terms of the Proposed Restructuring of the Group with certain of the Group’s creditors and the Secretary of State and by October 31, 2003 had obtained the further approvals and agreements required.

The Company also disposed of its 50% interest in AmerGen Energy Company LLC (‘AmerGen’) to Exelon Generation Company LLC (‘Exelon’) in October 2003 for US$277m, subject to various adjustments and conditions including a break fee of US$8.295m payable to FPL Group Inc. The disposal was completed on December 22, 2003.

The Government Facility was temporarily increased to £275m on November 27, 2003. The additional £75m ceased to be available on the Group’s receipt of the proceeds from the sale of AmerGen on December 23, 2003.

On December 19, 2003 Bondholders approved amendments to the trust deed relating to the Bonds to facilitate the implementation of the Proposed Restructuring and to amend the standstill arrangements under the trust deed on terms consistent with the Creditor Restructuring Agreement. Following formal amendment of the trust deed, a new standstill agreement was entered into with creditors in place of the Standstill Agreement dated February 14, 2003 in accordance with the terms of the Creditor Restructuring Agreement.

The Group has retained a trading relationship with a high proportion of its existing contracted counterparties during the period since its announcement of September 5, 2002, although in most cases it has been required to provide alternative credit support to a parent company guarantee. Given the financial circumstances of the Group, certain contracts may be capable of being terminated. Such termination may result in termination payments being payable as well as having an adverse effect on the Group’s cash flows.

The Board of British Energy plc remains of the opinion that the working capital available to the Group is not sufficient for the present requirements of the Group pending the Proposed Restructuring. In light of the statements made in the circular to shareholders dated November 29, 2004 and in the prospectus of British Energy Group plc and British Energy Holdings plc which accompanied the circular to shareholders, and which were prepared on the basis that the Proposed Restructuring is completed, there is sufficient working capital to meet the Company’s present requirements, that is, for at least one year following the date of the circular to shareholders.

On August 25, 2004 BEG entered into a three year trade receivables financing facility (‘Receivables Facility’) with Barclays Bank plc under which, on utilization, BEG will sell to the financial institution on a full recourse basis receivables arising from its direct supply business. The amount of funding available to BEG under the Receivables Facility is limited to £60m and is dependent on the amount of eligible receivables available at utilization, which, in turn, is subject to, amongst other things, seasonal changes in the demand and price for electricity, certain reserving requirements that adjust over the life of the Receivables Facility agreement and to limits on customer concentrations within the receivables portfolio. As at September 30, 2004 and November 30, 2004 the Receivables Facility was undrawn.

The alternative credit support currently in place has been provided by the Group under banking arrangements involving the UK Government established in connection with the Government Facility. The Group is seeking to replace these with arrangements which do not involve the UK Government before the Final Maturity Date of the Government Facility and over the longer term to reduce the demand for trading collateral.

(iii) Terms of the Proposed Restructuring

The terms of the Proposed Restructuring are set out in:

(a)	the Creditor Restructuring Agreement dated as of September 30, 2003 and entered into by the Company, certain other Group companies, the Significant Creditors, RBS, the members of the ad hoc committee of British Energy’s Bondholders and BNFL (as amended by a side letter entered into on October 31, 2003) (the ‘Creditor Restructuring Agreement’); and

(b)	the Government Restructuring Agreement dated October 1, 2003 and entered into between the Company, BEGUK, BEG, British Energy Power and Energy Trading Limited (‘BEPET’), British Energy Investment Limited, District Energy Limited, British Energy International Holdings Limited, British Energy US Holdings Inc., British Energy L.P., Peel Park Funding Limited, the Secretary of State, the Nuclear Generation Decommissioning Fund Limited (to be renamed the Nuclear Liabilities Fund Limited (‘NLF’)) and the trustees of the Nuclear Trust (the ‘Government Restructuring Agreement’).

The Creditor Restructuring Agreement required certain further creditor approvals and sign ups. By October 31, 2003 all these requirements had been satisfied as follows:

(a)	Bondholders representing in aggregate with RBS 88.8% of the combined amount owing to the Bondholders and RBS had signed up to the Creditor Restructuring Agreement;

(b)	the terms of the Proposed Restructuring had been approved by the credit committee of RBS; and

(c)	all of the lenders and swap providers comprising the Eggborough Banks had signed up to the Creditor Restructuring Agreement with full credit committee approvals.

The principal features of the Proposed Restructuring include:

•	compromising the existing claims of Bondholders, RBS, Significant Creditors and the Eggborough Banks in exchange for new bonds and new shares and settling new arrangements for Eggborough. The claims of the Bondholders and RBS will be compromised pursuant to a scheme of arrangement to be proposed to these creditors by the Company (the ‘Creditors’ Scheme’). In the case of the Significant Creditors and the Eggborough Banks, claims will be compromised pursuant to the terms of the Creditor Restructuring Agreement itself;

•	the amendment and extension of our contracts with BNFL for front-end and back-end related fuel services for the Group’s advanced gas cooled reactor (‘AGR’) stations announced on March 31, 2003 and May 16, 2003 and the implementation of a new trading strategy;

•	establishing the NLF which will fund certain uncontracted nuclear liabilities and decommissioning costs in return for initial and ongoing contributions from British Energy; and

•	the Government funding certain contracted liabilities relating to historic spent fuel up to a specified cap and certain uncontracted nuclear liabilities and decommissioning costs to the extent of any shortfall in the NLF.

Creditor Restructuring Agreement

Conditions

Completion of the Proposed Restructuring is subject to a number of outstanding conditions in the Creditor Restructuring Agreement including, amongst other things:

•	there being no material adverse change (see below);

•	the Government Restructuring Agreement becoming unconditional;

•	the Creditors’ Scheme becoming effective; and

•	the listing of the shares of British Energy Group plc (‘New British Energy’) issued pursuant to the Proposed Restructuring (the ‘New Shares’) and the £550m 7% guaranteed bonds due 2005 to 2022 to be issued by British Energy Holding plc (‘Holdings plc’) (the ‘New Bonds’).

For the purposes of the Creditor Restructuring Agreement, a material adverse change is defined as a material adverse change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole or of EPL or a change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole which is likely to have a material adverse effect on the value of the New Bonds, the New Shares, the Capacity and Tolling Agreement (‘CTA’) global bond to be held by EPL to fund the £150m of New Bond-equivalent payments under the new Eggborough arrangements (as represented by the ‘CTA Global Bond’) or the new Eggborough arrangements.

The Creditor Restructuring Agreement required the Proposed Restructuring to be completed by 12 noon on January 31, 2005 (the Restructuring Long Stop Date). The Company has agreed an extension of the Restructuring Long Stop Date under the Creditor Restructuring Agreement and related amendments to other restructuring documents.

The extension of the Restructuring Long Stop Date until March 31, 2005 (subject to certain intermediate milestones), was agreed with the ad hoc committee of Bondholders (on behalf of Consenting Bondholders), Deutsche Bank AG and BNFL. Eggborough Banks (including the steering committee of Barclays and RBS) holding in excess of the required two-thirds of the debt and swap claims have agreed to this extension and RBS has extended the RBS Letter of Credit. In addition, a simple majority of the holders of the Company’s Bonds due 2003, 2006 and 2016 signed written resolutions approving the extension of the standstill period under the terms of those Bonds as set out in a supplemental trust deed dated December 7, 2004.

The Secretary of State is not party to the Creditor Restructuring Agreement but, for technical reasons, her consent is required to enable that agreement to be extended in the manner contemplated; the Secretary of State has consented to the extension solely for that purpose.

The extension also preserves the possibility of an extension of the Creditor Restructuring Agreement beyond 31 March 2005 up to 31 October 2005, again subject to certain intermediate milestones. The requisite parties may object to the continuation of the extension or may not give such confirmations or agree the terms (if any) upon which they would be willing for the Proposed Restructuring to be completed after March 31, 2005.

The intermediate milestones to the extension include Bondholders and RBS passing resolutions approving the Creditors’ Scheme by April 15, 2005 and the Creditors’ Scheme becoming effective within 30 business days of grant of the Creditors’ Scheme order or within 15 business days of final determination of any appeal. These milestones may be extended with the agreement of those parties and majorities who have agreed the extension.

On October 12, 2004 British Energy announced that the initial conditions to the implementation of the Proposed Restructuring as set out in the Creditor Restructuring Agreement had been satisfied. In particular:

•	as announced on September 22, 2004, the Commission approved the Government’s State aid to the Company in connection with the Proposed Restructuring, subject to certain conditions;

•	the Company’s new arrangements with BNFL relating to back-end and front-end fuel services had become unconditional (save only for conditions relating to completion of the Proposed Restructuring);

•	the new arrangements for the financing of EPL and the banks’ options to acquire the Eggborough Power Station either through a share or asset purchase in 2010 had been exchanged with the relevant banks and had become unconditional (again save only for conditions relating to completion of the Proposed Restructuring);

•	all material Inland Revenue clearances had been obtained;

•	all material unsettled documents had been agreed with creditors; and

•	the Financial Services Authority (‘FSA’) had consented to the Proposed Restructuring for the purposes of British Energy Trading Services Limited’s FSA authorization.

In accordance with the Creditor Restructuring Agreement, British Energy also entered into a Business Transfer Agreement whereby, if the proposed scheme of arrangement with shareholders is not approved by the relevant shareholders (or otherwise lapses), the Company’s assets will be transferred to Holdings plc, which would become an intermediate holding company of the restructured British Energy group.

On November 30, 2004 British Energy announced that it had posted the following documents:

•	a circular to its shareholders in relation to a members’ scheme of arrangement under section 425 of the Companies Act 1985 (the ‘Members’ Scheme’) and a disposal of the business and assets of British Energy to Holdings plc;

•	a circular to certain of its creditors in relation to the Creditors’ Scheme; and

•	a document comprising: (i) listing particulars in relation to the issue of New Shares and Warrants of New British Energy; (ii) a prospectus in relation to the issue of Warrants of New British Energy pursuant to the Disposal; and (iii) listing particulars in relation to the issue of New Bonds of Holdings plc.

Creditor allocations

Under the terms of the Creditor Restructuring Agreement the Creditors (comprising RBS, the Bondholders, the Significant Creditors and the Eggborough Banks) have agreed (subject to certain conditions) to extinguish their existing unsecured claims against the Group in exchange for £275m of New Bonds and at least 97.5% of New Shares.

The Eggborough Banks, as creditors with security over, amongst other things, the shares in, and assets of, EPL have agreed to replace their existing secured claims with a right to receive £150m under an Amended Credit Agreement on substantially the same payment terms as the New Bonds. In addition, the Eggborough Banks will be granted: (i) options exercisable at any time prior to August 31, 2009 under which they may acquire the shares in, or assets of, EPL on March 31, 2010 in consideration for, amongst other things, £104m (subject to certain adjustments depending on the condition of the Eggborough power station) and the cancellation of the outstanding payments under an Amended Credit Agreement at such time; and (ii) options under which they may acquire the shares in, or assets of, EPL on and at any time prior to August 31, 2009 or after the occurrence of an event of default under an Amended Credit Agreement that is continuing in consideration for, amongst other things, a fee (this fee varies depending on the type of event of default) and the cancellation of the outstanding payments under an Amended Credit Agreement at such time. The Eggborough Banks will be entitled to assign and/or transfer all (but not part only) of their rights under the options to a third party, subject to a pre-emption right in favor of British Energy Group plc under which a member of British Energy Group plc may purchase such rights at 105% of the price offered to the relevant third party. The Eggborough Banks’ security will secure, amongst other things, the Eggborough Banks’ rights under an Amended Credit Agreement and the options.

Standstill arrangements

The Standstill Agreement entered into on February 14, 2003 was replaced by a new standstill agreement entered into by the relevant parties on February 14, 2004. The new standstill arrangements were extended to include all Bondholders at March 24, 2003 as set out in a supplemental trust deed dated March 31, 2003.

The standstill arrangements restrict the Significant Creditors, the Eggborough Banks, RBS, each Bondholder who signs up to the Creditor Restructuring Agreement (the ‘Consenting Bondholders’) and BNFL (together the ‘Consenting Creditors’) from taking any steps to initiate insolvency proceedings or from demanding or accelerating any amounts due and payable by the Group during the period of the standstill (the ‘Standstill Period’) until the earliest of:

(a)	the Restructuring Long Stop Date;

(b)	termination following the occurrence of certain expected events (each a ‘Termination Event’) including termination of the Creditor Restructuring Agreement; or

(c)	the completion of the Proposed Restructuring.

Any of the Consenting Creditors may terminate the standstill arrangements following the occurrence of a Termination Event. The Termination Events include, inter alia, certain insolvency events affecting the Company, BEG, BEGUK, BEPET or EPL; acceleration of the Government Facility; and any of the Company, BEG, BEGUK, BEPET or EPL failing to discharge certain continuing obligations. If the standstill arrangements terminate, the Creditor Restructuring Agreement will also terminate.

Under the standstill arrangements, certain Consenting Creditors will be paid interest but not principal in respect of any claims against the Group. Interest will continue to be paid semi-annually to Bondholders and the Eggborough Banks until completion of the Proposed Restructuring. In respect of the Significant Creditors and RBS, interest was paid first on March 25, 2003 and is subsequently payable on the last business day of every six-month period thereafter based on the agreed claim amounts (except in the case of RBS where interest payments will be based on the present value of its claim amount as at February 14, 2003). Commission will also continue to be paid to RBS under the facility agreement for the letter of credit to the Eggborough Banks.

The Creditor Restructuring Agreement also contains certain covenants given by British Energy for the benefit of certain of the Consenting Creditors and all of the Bondholders including certain limitations on acquisitions and disposals, a prohibition on the payment of dividends and on the issuing of equity as well as a negative pledge.

Mechanics for implementation and shareholder allocation

The Proposed Restructuring will involve establishing New British Energy as the new parent company of the Group and Holdings plc as a directly wholly owned subsidiary of New British Energy.

The Company proposes to cancel its existing ordinary shares of 44 28/43 pence each (‘Ordinary Shares’) and A shares of 60 pence each (‘A Shares’) under the Members’ Scheme, and issue to shareholders: (i) New Shares equal to 2.5% of the issued share capital of New British Energy immediately following implementation of the Proposed Restructuring, and (ii) warrants to subscribe for a maximum of 5% of the thereby diluted ordinary issued share capital of New British Energy (excluding, amongst others, the impact of conversion of the NLF Cash Sweep Payment (see section entitled ‘Government Restructuring Agreement’ below)) immediately following implementation of the Proposed Restructuring (the ‘Warrants’). The subscription price under the Warrants is £28.95m in aggregate, equivalent to an equity market capitalization of the Group of £550m following implementation of the Proposed Restructuring. This will result in a very significant dilution of the holdings of the existing shareholders.

If the Members’ Scheme is not approved by the requisite majority of shareholders or for any other reason the Members’ Scheme lapses, the Company will dispose of all its business and assets to Holdings plc. If the Disposal is approved by ordinary shareholders in general meeting, shareholders will receive only warrants to subscribe for a maximum of 5% of the ordinary issued share capital of New British Energy immediately following implementation of the Proposed Restructuring. If the Disposal is not approved by ordinary shareholders in general meeting, shareholders will not receive any New Shares or Warrants.

On September 3, 2004 two groups of shareholders, together holding 10.22% of British Energy’s ordinary shares, requisitioned an extraordinary general meeting (the ‘Requisitioned EGM’). Those groups of shareholders were Polygon Investment Partners LLP (‘Polygon’), Brandes Investment Partners, LLC (‘Brandes’) and their respective associates. British Energy was, as a result, obliged under the Companies Act 1985 to call the Requisitioned EGM. One of the resolutions proposed by Polygon and Brandes would have had the effect, if passed, of requiring the Company to seek shareholder approval prior to applying for the cancellation of its listings in London and New York. If British Energy were required to take steps to cancel the London listing of its shares in circumstances where shareholders did not approve the Members’ Scheme or the Disposal, but could not do so as a result of a failure to achieve such shareholder approval, the Company believed, having taken legal advice, that it would be likely to have been in breach of the Creditor Restructuring Agreement.

British Energy was informed by certain creditors to whom the Group owes significant amounts that if that happened and they could not compel the Company to perform its obligations under the Creditor Restructuring Agreement, they would take steps to terminate the Creditor Restructuring Agreement and the related standstill arrangements. Further they said that they would then take steps to recover amounts owing to them including taking steps to force British Energy into administration. If that had happened, British Energy believed that the other creditors who are also a party to the Creditor Restructuring Agreement would also demand payment. Therefore the Group would be required to pay approximately £1.5 billion to Creditors. The Group did not and does not have the resources to pay that amount. As a result of such breach of the Creditor Restructuring Agreement, British Energy may have been exposed to significant claims for damages for breach of contract. Moreover, because the creditors said that they would demand immediate repayment of monies which British Energy judged, for the reasons set out above, it would be unable to pay, British Energy considered that its directors would have no choice but to place British Energy into administration. For this reason, the board of British Energy decided that it should apply for the United Kingdom Listing Authority (‘UKLA’) to cancel the listings of the ordinary shares and A shares as soon as practicable.

The Company announced on September 23, 2004 that the Requisitioned EGM would be held on October 22, 2004 and that it would be applying to the UKLA to cancel the listings of the ordinary shares and A Shares and the delisting took effect on October 21, 2004. As a consequence, and as announced on September 23, 2004, the New York Stock Exchange (‘NYSE’) suspended trading in our American Depositary Receipts (‘ADRs’) prior to the opening of trading on September 28, 2004. At that time, the NYSE also instituted delisting proceedings. The Company appealed the NYSE’s decision. However, on December 6, 2004, the NYSE affirmed the decision to delist the Company’s ADRs. Accordingly, New Shares will not be issued in the form of ADRs upon effectiveness of the Proposed Restructuring and holders of the Company’s ADRs will receive the New Shares to which they are entitled, subject to the terms of the Proposed Restructuring and applicable law. British Energy has agreed to take all reasonable steps to list ADRs on the NYSE at such time following the effectiveness of the Proposed Restructuring, as it is able to satisfy the listing criteria of the NYSE. In such circumstances, however, British Energy will be required to satisfy the NYSE’s listing criteria for new securities, including minimum public float and minimum shareholder eligibility requirements that it may not be able to satisfy immediately after the Proposed Restructuring becomes effective.

On September 24, 2004 the Company announced (i) the unanimous recommendation of the Board to shareholders to vote against the resolutions proposed by Polygon and Brandes at the Requisitioned EGM, (ii) that it intended to seek an extension to the Restructuring Agreement Long Stop Date of January 31, 2005 for the Proposed Restructuring and (iii) that, in accordance with the Creditor Restructuring Agreement, it would execute a business transfer agreement whereby the Company’s assets would, conditional on the Proposed Restructuring becoming effective, be transferred to Holdings plc.

On September 30, 2004 Polygon announced that it would withdraw its support for the Requisitioned EGM. Polygon stated that, having considered the Company’s recent circulars, they believed there was no commercial logic for it to support the resolutions to be considered at the Requisitioned EGM and consequently confirmed that they would vote against the resolutions and not further oppose the Proposed Restructuring. The Requisitioned EGM took place on October 22, 2004 and, in accordance with the unanimous recommendation of the Board, all the resolutions at the Requisitioned EGM were defeated.

Government Restructuring Agreement

The Government Restructuring Agreement provides for the circumstances in which the Secretary of State will support the Proposed Restructuring, including entering into the agreements with the New British Energy Group and, in certain cases, the NLF, which give effect to the proposals for the funding of the New British Energy Group’s qualifying uncontracted nuclear liabilities and qualifying decommissioning costs and certain contracted liabilities for historic spent fuel.

Conditions

Under the Government Restructuring Agreement, the obligations of the Secretary of State to support the Proposed Restructuring and of the parties to the Nuclear Liabilities Agreements to enter into them are conditional on, among other things:

•	the Creditor Restructuring Agreement becoming unconditional in all respects by the Restructuring Long Stop Date;

•

the Secretary of State not having determined and notified British Energy in writing that, in her opinion, the Group (including New British Energy and Holdings plc) will not be viable in all reasonably foreseeable conditions without access to additional financing (other than financing which the Secretary of State is satisfied has been committed and will continue to be available when required);

•	there being no continuing event of default under the Government Facility;

•	receipt by the Secretary of State of copies of letters giving the confirmations relating to working capital referred to in the terms of Rule 2.18 of the UKLA Listing Rules without qualification (whether or not New British Energy is to be listed on the Official List of the UKLA);

•	the representations and warranties given by the members of the Group being true, accurate and not misleading when given and if repeated at the effective date of the Proposed Restructuring; and

•	there being no breach of any undertaking given by any member of the Group pursuant to the Government Restructuring Agreement which, in the opinion of the Secretary of State, is or is likely to be material in the context of the Proposed Restructuring.

If any of the conditions are not fulfilled or waived by the Secretary of State by the time specified in the requisite conditions or if no such date is specified, by the Restructuring Long Stop Date, the Government Restructuring Agreement will terminate. In addition if a material adverse change (as defined in the Creditor Restructuring Agreement and referred to above) occurs at any time before the court order sanctioning the Creditors’ Scheme is filed with the Registrar of Companies in Scotland, the Secretary of State may give written notice to British Energy to terminate the Government Restructuring Agreement.

In the context of the extension to the Restructuring Long Stop Date, the Secretary of State has agreed to extend the long stop date for completion of the Government Restructuring Agreement to April 30, 2005. In the context of meeting its overarching objectives at this time of nuclear safety, security of electricity supplies and value for money for the taxpayer, the Government has stated that it believes that continuity and stability in the management of British Energy’s business in the immediate future is desirable. It has also sought and received assurances from British Energy’s management that any measures taken to manage the Group’s working capital will not adversely affect safety or security of supply. The extension of the Government Restructuring Agreement is therefore subject to conditions relating to those two issues. The agreement of the Secretary of State will be required to extend the Government Restructuring Agreement beyond April 30, 2005.

Nuclear Liabilities Agreements

Under the Nuclear Liabilities Agreements to be entered into pursuant to the Government Restructuring Agreement between the Company and the Secretary of State, among others, dated October 1, 2003, the NLF will fund qualifying uncontracted nuclear liabilities and qualifying costs of decommissioning the Group’s nuclear power stations. The Secretary of State has provided an undertaking to fund any future shortfall in the NLF’s ability to fund these qualifying uncontracted nuclear liabilities and qualifying decommisioning costs and also to meet certain of the Group’s contracted liabilities relating to historic spent fuel up to a specified cap. In consideration for the assumption of these liabilities, Holdings plc will issue £275m in New Bonds to the NLF. In addition, members of the Group will make the following payments to the NLF: (i) fixed decommissioning contributions of £20m per annum (stated in March 2003 values and indexed to RPI) but tapering off as the nuclear power stations are currently scheduled to close; (ii) £150,000 (stated in March 2003 values and indexed to RPI) for every tonne of uranium in PWR fuel loaded into Sizewell B, our Pressurized Water Reactor nuclear power station, after the Proposed Restructuring becomes effective; and (iii) an annual contribution equal to a percentage of the New British Energy Group’s adjusted free cash flow (initially 65%, subject to adjustment, but not to exceed 65%) (the ‘NLF Cash Sweep Payment’).

The NLF will have the right from time to time will have the right to convert all or part of the NLF Cash Sweep Payment into an equity shareholding in New British Energy equal to the same percentage of the thereby enlarged issued share capital. The terms of the convertible shares into which such entitlement will convert will limit the voting rights attaching to such shares equal to the maximum amount which can be held by the NLF without triggering a mandatory offer under the City Code on Takeovers and Mergers, being currently 29.9% of the voting rights in New British Energy (and, for this purpose, taking into account the voting rights attributable to any other ordinary shares held or acquired by any person acting in concert with the NLF). The voting restriction applies for so long as the convertible shares are held by the NLF.

The convertible shares will be converted into ordinary shares in New British Energy on their transfer by the NLF to a third party but are not convertible at the election of the NLF.

In addition, under the Nuclear Liabilities Agreements, British Energy is required to fund cash reserves out of its net cash flow in order to support the New British Energy Group’s collateral and liquidity requirements post-restructuring (the ‘Cash Reserves’). The initial target amount for the Cash Reserves is £490m plus the amount by which cash employed as collateral exceeds £200m.

The above is a summary only and investors and others are strongly advised to read the entire announcements issued by the Company on October 1, 2003 and on November 30, 2004, which contain additional important information not included in this summary.

(iv) Principles Underlying Going Concern Assumption

Notwithstanding the statements within the ‘Liquidity’ section of the Management’s Discussion and Analysis, the financial statements have been prepared on a going concern basis because British Energy has not been liquidated nor is it ceasing to trade. The validity of this assumption depends on the fulfillment of the conditions of the Proposed Restructuring within the timescales envisaged or required and the continuation of the restructuring and standstill arrangements with certain creditors and financial assistance from the Secretary of State pursuant to the Government Facility and there being no material deterioration in the Group’s cash flow position, performance or outlook. This assumption is, therefore, subject to a number of significant uncertainties and important conditions.

If, for any reason, British Energy is unable to meet its financial obligations as they fall due the Company may have to take appropriate insolvency proceedings and cease to be a going concern, in which case adjustments may have to be made to reduce the monetary values of assets to the recoverable amounts, to provide for further liabilities that might arise and to reclassify the fixed assets and long term liabilities as current assets and liabilities.

(v) Basis of Consolidation

The consolidated financial statements include, after eliminating intercompany transactions, the financial statements of the Company and all its subsidiaries in conformity with US GAAP. Investments in partially-owned affiliates are accounted for by the equity method when it is deemed that the Company has the ability to exercise significant influence on that affiliate.

(vi) Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. (Loss)/Earnings Per Common Share

Basic (loss)/earnings per share are based on a weighted average of common shares outstanding. Diluted (loss)/earnings per share reflect the potential dilution that could occur if securities or other agreements to issue common stock, such as stock options, stock-based performance awards and convertible debt were exercised or converted into common stock. The numerator for the calculation of both basic and diluted earnings per share is earnings available for common shareholders. The Company does not currently have any outstanding dilutive securities at a price which would result in a dilutive effective on (loss)/earnings per share.

The following table sets forth the computation of basic (loss)/earnings per share:

	Three Months Ended September 30, 2004	Six Months Ended September 30, 2004	Year Ended March 31, 2004
	£m	£m	£m
Numerator for basic earnings per share – (loss)/earnings available to shareholders	(250)	(409)	7,562

Denominator for basic (loss)/earnings per share – weighted average shares (millions)	602	602	602

3. Stock Based Compensation

The Company has three stock compensation schemes—a ShareSave Scheme, an Employee Share Scheme, and an Executive Share Option Scheme. The Company has elected to account for its stock compensation schemes in accordance with Statement of Financial Accounting Standards (SFAS) No. 123 – ‘Accounting for Stock-Based Compensation’ using the Black-Scholes option-pricing model, under which a fair value is calculated for the share option schemes as at the date of grant of the options. This fair value, less amounts to be contributed by employees is charged to the profit and loss account over the period from the date the options were granted to the date at which the options are expected to vest on the employees. The corresponding credit is included in Shareholders’ Funds. There were no options issued during the three-month or six-month periods ended September 30, 2004.

4. Inventory

Inventory consists primarily of coal held for electrical generation and stores and strategic spares. Inventory is held at lower of cost or market value. Inventory cost is accounted for using the weighted average basis.

	September 30, 2004	March 31, 2004
	£m	£m
Coal stocks	11	15
Stores/strategic spares	84	82

	95	97

5. Employee Benefit Obligations

British Energy operates two separate pension arrangements in the UK within the Electricity Supply Pension Scheme (‘ESPS’), the British Energy Generation Group (‘BEGG’) for the majority of employees and the British Energy Combined Group (‘BECG’) for the employees at Eggborough power station. The ESPS is a defined benefit scheme, which is externally funded. Each pension group that participates in the ESPS is financially independent from the other groups. The following table shows the components of the net periodic pension costs for the BEGG and BECG pension schemes.

Components of Net Periodic Pension Costs

	Three Months Ended September 30, 2004	Six Months Ended September 30, 2004	Year Ended March 31, 2004
	£m	£m	£m
Service cost	10	20	34
Interest cost	29	58	103
Expected return on plan assets	(32)	(64)	(105)
Amortization of prior service costs	1	2	3
Amortization of transition asset	(3)	(6)	(12)
Amortization of actuarial loss	5	10	24

Net periodic pension charge	10	20	47
FAS 88 termination cost – current year	—	—	1

Net periodic pension cost	10	20	48

6. Restructuring Provision

Included within accruals of £194m is a provision of £8m in respect of severance costs in relation to the Group’s restructuring. The provision comprises the costs to us of employees who receive voluntary redundancy under the Group’s restructuring plan. We expect a significant proportion of this expenditure to be incurred in the year ending March 31, 2005 with the remainder in the following financial year, when the restructuring is expected to be completed.

£m
Balance as at March 31, 2004	—
Provided during the three-month period to June 30, 2004	8

Balance as at June 30, 2004	8
Provided during the three-month period to September 30, 2004	1
Utilized during the three-month period to September 30, 2004	(1)

Balance as at September 30, 2004	8

Severance costs are accounted for through staff costs.

7. Income Taxes

The component of the provision for income taxes is as follows:

	September 30, 2004	March 31, 2004
	£m	£m
Deferred taxes	27	179

The effective tax rate for the three months and six months ended September 30, 2004 is significantly less than the effective tax rate for the year ended March 31, 2004. This is due to the reversal of a deferred tax valuation allowance of £2,101m in the year ended March 31, 2004, primarily as a result of the cumulative effect of change in accounting principle upon adoption of SFAS 143 – ‘Accounting for Asset Retirement Obligations’.

8. Segmental Analysis

Through consideration of our product, geographic area and regulatory environment, we have concluded that we have one business, being the generation and sale of electricity in the UK, resulting in one operating segment of Generation and Trading.

Revenues and operating (losses)/profits are measured on a segmental basis in accordance with UK GAAP as this is the basis on which management information is prepared, and has been reconciled to the primary statements which have been prepared in accordance with US GAAP. Consequently most of the reconciling items are as a result of the differing accounting treatments between UK GAAP and US GAAP. A summary of the more significant differences is included in Part II, Item 3 Other Information of this Report. The chief operating decision maker evaluates segment performance and makes decisions on the basis of UK GAAP profit and loss information. Net asset information is not reviewed by the chief operating decision maker and so has not been presented in the segmental analysis.

The following table presents segment revenues and net operating profit, reconciled to net profit in the statement of income. All segment revenues arise from external customers:

	Three Months Ended September 30, 2004		Six Months Ended September 30, 2004		Year Ended March 31, 2004
	£m		£m		£m
Segmental Analysis
Generation and Trading revenues		340		709		1,493
Segmental operating profit		(49)		(48)		100
Including: Depreciation	(21)		(39)		(50)
Settlement of Siemens claim	—		—		18
Head office		(43)		(57)		(26)
Including: Restructuring costs	(10)		(15)		(43)
Pension costs	(13)		(13)		—
Discontinued segments
North America		—		—		21

Total segmental operating (loss)/profit		(92)		(105)		95
Reconciliation to loss before tax
Employee severance provision		8		—		—
Depreciation		3		—		—
Restructuring costs		5		—		(43)
Accruals		(6)		(6)		—
UK GAAP to US GAAP adjustments and statutory reclassifications		(277)		(410)		(226)
Other statutory reclassifications		(3)		(3)		3

Operating loss		(362)		(524)		(171)
Joint venture		—		—		47
Interest receivable		2		7		11
Interest payable		(24)		(44)		(75)

Loss before tax		(384)		(561)		(188)

The following table presents segment revenues reconciled to revenue in the statement of income. All segment revenues arise from external customers:

	Three Months Ended September 30, 2004	Six Months Ended September 30, 2004	Year Ended March 31, 2004
	£m	£m	£m
Reconciliation of revenues
Generation and Trading revenues from external customers	340	709	1,493
Head office	11	14	38

Total segmental revenues	351	723	1,531
Income reclassified for statutory accounts	—	—	(18)
Other statutory reclassifications	—	—	3

Operating revenues	351	723	1,516

9. Derivative Instruments

The Group uses derivative instruments in the normal course of business, to offset fluctuations in earnings and cash flows associated with movements in exchange rates, interest rates and commodity prices. Energy trading financial derivatives and open positions on physical energy trading contracts are recognized as either assets or liabilities and are marked to market each reporting period using externally derived market prices. Subsequent movement in their fair value are reflected in the statement of income.

10. Commitments and Contingencies

Legal Proceedings

Exelon

As a result of an accounting adjustment made by Exelon in AmerGen’s management accounts and closing accounts as at December 21, 2003, British Energy Investment Limited (‘BEIL’) may be required to make a payment to Exelon of up to US$13.7m together with accrued interest since December 2003. We served a dispute notice on Exelon on June 4, 2004 to preserve our rights and the parties are endeavoring to resolve the matter amicably. The agreement with Exelon for the sale of AmerGen requires that, prior to instituting any litigation or other dispute resolution procedure, the companies will in good faith seek to resolve any dispute. Furthermore, the Company is reviewing with Exelon the effect on the working capital adjustment resulting from a change to the estimated tax recoverable for prior periods made after the consummation of the sale, which, if agreed, may result in an increase in the purchase price adjustment payable to Exelon. The increase in the purchase price adjustment resulting from the change in the estimated tax recoverable is currently estimated to be in the range of up to US$6.3m.

Bruce A Restart

On February 14, 2003 we announced that we had completed the disposal of our 82.4% interest in Bruce Power in Canada to a consortium of three parties. In addition to the consideration payable by the consortium under the master purchase agreement, up to a further C$100m was payable to us contingent upon the restart of two of the Bruce A units under a trust agreement (the ‘Trust Agreement’) entered into on the same date. Had the first unit restarted by June 15, 2003, C$50m would have been released to us and an additional C$50m would have been released to us had the second unit restarted by August 1, 2003. An amount of C$5m was deducted from the C$50m payable in respect of each unit for its failure to restart by the scheduled restart date or by the first day of each successive calendar month following the scheduled restart date. The trust agreement provides that where a delay to the program has been caused by the actions of Ontario Power Generation Inc., the period of that delay is deducted from the actual restart date and the payments adjusted accordingly. We received C$20m on March 22, 2004 in respect of the restart of Unit 4 and C$10m on May 25, 2004 in respect of the restart of Unit 3. C$20m is held in trust by an escrow agent pending resolution of the dispute. On November 12, 2004 we served notice on the escrow agent and Ontario Power Generation Inc. demanding payment of C$40m. A notice of objection was received on November 29, 2004 and we are considering what courses of action are open to us. We have not recognized any additional amounts on our balance sheet at September 30, 2004 because of uncertainties regarding their realization.

Claims by Bruce Power Investors

On February 12, 2004 we received a notice of warranty claims from the consortium which purchased our 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station.

The tax claim relates to the treatment of expenditure at the Bruce Power plant during the period of our part ownership and is currently being considered by the Canadian tax authorities. The treatment proposed by us could result in a rebate of a material amount of tax to us that has never been recognized in the financial statements. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. We have rejected the tax claim. We are confident that the amount of the tax claim should not, in any event, materially exceed the amount of the rebate, and that the tax claim should have no material cash flow impact on us.

The claim relating to the condition of the plant is based upon alleged erosion of certain parts of the steam generators, including the support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. We have rejected the claim and expect to defend it if it is pursued further. In accordance with accounting standards, no provision has been made in the financial statements at September 30, 2004 for either claim.

Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

Polygon and Brandes

On September 17, 2004, the ad hoc committee of British Energy’s Bondholders commenced proceedings in the High Court in London against Polygon, Brandes and the Company, seeking a variety of relief against the different defendants to the action. The claimants sought a declaration against British Energy that British Energy was bound by the terms of the Creditor Restructuring Agreement as well as specific performance by British Energy of its obligations under the Creditor Restructuring Agreement, and potentially also damages. In the light of the outcome of the Requisitioned EGM on October 22, 2004, it is not clear whether these proceedings will continue, or whether they will be discontinued.

Subsequently, the Bondholders agreed terms to stop the litigation insofar as it related to Polygon.

In addition to these legal proceedings discussed herein, we are involved in a number of other legal proceedings and claims in the ordinary course of business. While management is unable to predict with certainty the outcome of these other legal proceedings and claims, it is not expected that their ultimate resolution, individually or collectively, will have a material adverse effect on the financial statements.

11. Subsequent Events

Output Forecast

On November 18, 2004 we announced that in light of the work being undertaken at Hartlepool and Heysham 1 the nuclear output target for the year ending March 31, 2005 had been reduced to 59.5 TWh. We are satisfied that, in our current circumstances and at the date of this report, the impact of this downward revision in output target on the carrying value of our nuclear assets is not material.

Item 2. Management’s Discussion and Analysis of Results of Operations and Financial Condition

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements for the three-month and six-month periods ended September 30, 2004 and the notes thereto which are included in this report.

We also prepare quarterly financial statements under UK GAAP.

OVERVIEW

This report contains our results prepared under US GAAP for the second quarter ended September 30, 2004. Since this is the first time that we have published results for our second quarter, this report does not contain any comparative information for the equivalent period of the prior year. We have included the results for the year ended March 31, 2004 for reference purposes only.

In the following discussion the ‘three-month period’ or the ‘quarter’ refers to the three months ended September 30, 2004 unless otherwise stated. The ‘six-month period’ refers to the six months ended September 30, 2004 unless otherwise stated.

Electricity demand in the UK is seasonal, in that demand and prices have been generally lower in summer than in winter. As a result, we (and other generators) schedule a significant proportion of planned outages for the summer months. This seasonality in both prices and output can have a direct effect on operating performance and cash flows.

Key points on results

•	We have recorded an operating loss of £362m in the three-month period and £524m for the six-month period and a loss before tax of £384m for the three-month period and £561m for the six-month-period.

•	Total output for the quarter was 15.3 TWh and 31.7 TWh for the six-month period. Nuclear output performance in the three-month period was down by 16% to 13.7 TWh, compared with 16.3 TWh in the equivalent period last year. Nuclear output was down by 14% to 28.7 TWh in the six-month period, compared with 33.3 TWh of nuclear output in the equivalent period last year.

•	Realized prices (which are calculated by dividing turnover, net of energy supply costs and miscellaneous income, by total output during the period) were £17.5/MWh for the three-month period and £17.8/MWh for the six-month period, which compares to £15.8/MWh for the prior period.

•	Operating cash outflow was £59m for the six-month period, net of the impact of further deferred payments agreed with BNFL of £25m and improved working capital management including revised terms of credit with certain suppliers, some of which are interest bearing.

•	As at September 30, 2004 and October 31, 2004 we had cash amounting to £481m and £450m respectively, of which £341m and £332m were deposited as collateral in support of trading and operating activities.

•	A contingent asset of £376m has been accumulated but not recognized in the financial statements as at the period end arising from the revised BNFL arrangements. A consequence of this is that the results for the quarter do not reflect the statement of income charge that would arise under the revised BNFL back-end contracts. However, any cash flow benefits have already been reflected as payments to BNFL assume the revised BNFL contracts are in effect. The charge to the statement of income for fuel under the revised BNFL contracts would be £4m higher in the quarter and £5m higher in the six-month period over the charges that arise under the historic contracts due to increased electricity market prices.

As previously indicated, the Company had already contracted to sell much of its planned nuclear output for the current year during the previous financial year and has had to buy back power. Therefore it has not see the full benefit of the recent rises in electricity prices. These factors have had a significant adverse impact on our profitability and cash flow. In view of the recent unplanned outages and the delayed return to service of Hartlepool and Heysham 1, the Directors consider that the outlook for the Company’s financial and trading prospects for the remainder of the financial year will be challenging.

Annual General Meeting

The Annual General Meeting was held on August 5, 2004 at Murrayfield Stadium Conference Center in Edinburgh, Scotland. The meeting approved each of the ordinary resolutions put to shareholders.

Requisitioned EGM and Delisting

On September 3, 2004 two groups of shareholders, together holding 10.22% of British Energy’s ordinary shares, requisitioned an Extraordinary General Meeting. Those groups of shareholders were Polygon and Brandes and their respective associates. British Energy was, as a result, obliged under the Companies Act 1985 to call the Requisitioned EGM. One of the resolutions proposed by Polygon and Brandes would have had the effect, if passed, of requiring the Company to seek shareholder approval prior to applying for the cancellation of its listings in London and New York. If British Energy was required to take steps to cancel the London listing of its shares in circumstances where shareholders did not approve the Members’ Scheme or the Disposal, but could not have done so as a result of a failure to achieve such shareholder approval, the Company believed, having taken legal advice, that it would have been likely to be in breach of the Creditor Restructuring Agreement.

On September 23, 2004 the Company applied to the UKLA to cancel the listings of the ordinary shares and A shares, and the delisting took effect on October 21, 2004. As a consequence of the Company’s application to the UKLA to cancel the listings, the NYSE suspended trading in our ADRs prior to the opening of trading on September 28, 2004. At that time, the NYSE also instituted delisting proceedings. The Company appealed the NYSE’s. However, on December 6, 2004, the NYSE affirmed the decision to delist the Company’s ADRs.

On September 30, 2004, Polygon announced that it would withdraw its support for the Requisitioned EGM. Polygon stated that there was no commercial logic for it to support the resolutions to be considered at the Requisitioned EGM and confirmed that it would vote against all the resolutions and not further oppose the Proposed Restructuring. On that day, British Energy announced that it would be withdrawing an action against Polygon raised in New York and that the Bondholders had agreed terms to stop litigation commenced in England insofar as it related to Polygon. Brandes subsequently announced on October 6, 2004, that it was not going to pursue the matter further for the time being but that it would continue to monitor events so that it may take appropriate steps to promote the legitimate interests of its clients. The Requisitioned EGM took place on October 22, 2004 and the resolutions that had been proposed were defeated.

State Aid Approval

On September 22, 2004 the Company announced the decision of the Commission that as far as the Proposed Restructuring involves the grant of State aid by the Government, such aid is compatible with the Common Market established through the European Economic Community Treaty. The Commission’s decision is subject to the following conditions:

•	the Company’s nuclear generation business will be ring-fenced from its fossil fuel, supply and trading businesses to ensure the aid to the nuclear business is not used to cross subsidize any other of the Company’s businesses. This measure will last indefinitely;

•	there is to be no nuclear or fossil-fuelled capacity expansion (above our current capacity) by the Company in the European Economic Area for six years, and no hydro-electric capacity expansion in the UK for the same period; and

•	a restriction on the Company selling to its industrial and commercial customers at prices below the prevailing wholesale market price for six years unless there are exceptional market circumstances as determined by an independent expert.

The Commission has requested enhanced reporting by the Government when payments for uncontracted decommissioning and incremental nuclear liabilities exceed £1,629m, the aim of which is to ensure that the State aid is only being used for authorized purposes.

Amongst other things, the State aid approval also provides that the Government is permitted to fund the payment of: (a) liabilities related to the cost of management of spent fuel loaded into British Energy’s AGRs prior to the Effective Date (as defined in the relevant underlying contract) (historic spent fuel) up to £2,185m (which is calculated in real terms as at March 2003 in December 2002 (money) values); (b) the costs of certain other liabilities set out in the Historic Liabilities Funding Agreement which are not however taken into account to calculate the £2,185m cap; and (c) any shortfall of the NLF as regards the payment of liabilities related to the Company’s nuclear assets decommissioning and uncontracted liabilities.

The non-confidential version of the State aid approval which will be published in the Official Journal of the European Union may contain certain financial projections for the years ending March 31, 2005 to 2009 and certain other forward-looking statements and projections that were also supplied by the Government to the Commission. These projections were prepared exclusively for the purpose of the Government’s notification to the Commission of the proposed restructuring aid to British Energy, and were accompanied by appropriate qualifications and explanations from which it could readily be seen that they were not intended to constitute, and do not constitute, profit forecasts. Accordingly, British Energy, its directors and its advisers accept no responsibility for such projections (outside the context for which they were prepared) and no representation is given by any of the above that the results set out in the projections will be achieved.

Indicative Ratings for New Bonds

The Company has been in discussions with Fitch Ratings, Moody’s Investor Services and Standard & Poor’s Rating Services (the ‘Rating Agencies’) with regard to obtaining credit ratings for the £550m of new bonds that are to be issued to certain of its creditors and to the NLF upon completion of the Proposed Restructuring pursuant to the terms announced on October 1, 2003.

Preliminary discussions were held with the Rating Agencies in 2003 in advance of agreement on the terms of the Proposed Restructuring and it was stated in the Company’s announcement made on October 1, 2003 that one rating agency had provided an indicative rating for the new bonds of investment grade and two rating agencies had provided indicative ratings at non-investment grade.

On September 23, 2004, the Company announced that the Rating Agencies had updated their analysis and that all three agencies had now provided indicative non-investment grade ratings for the Company.

These ratings remain prospective and indicative and are subject to the Proposed Restructuring being completed in its proposed form in accordance with the assumptions that have been provided to the Rating Agencies for the purpose of the prospective and indicative rating assessment. These ratings will only be finalized when the new bonds are issued upon completion of the Proposed Restructuring.

Classification of British Energy in the Public Sector

On September 24, 2004, the Office of National Statistics (‘ONS’) announced that, for the purposes of production of the United Kingdom National Accounts (‘National Accounts’), British Energy had been classified as in the public sector. As explained in the announcement, the National Accounts are produced to describe activities in a national economy, including transactions taking place between sectors of that economy. The ONS is responsible for the National Accounts which are compiled in accordance with international standards. In assessing the status of British Energy as a public sector body, the ONS stated that it took into account the powers conferred on the Government under the terms of the Government Facility and to be conferred on the Government as a result of the Proposed Restructuring.

The National Audit Office (‘NAO’) has independently concluded, on the basis of the circumstances extant as at September 21, 2004, that British Energy should be accounted for post-Restructuring as a quasi-subsidiary of the Department of Trade and Industry (‘DTI’).

This classification of British Energy as a public sector body is relevant for the purposes of compiling the National Accounts but does not affect the implementation of the Proposed Restructuring. Similarly, the NAO’s opinion that the DTI should account for the Company as a quasi-subsidiary does not impact on the implementation of the Proposed Restructuring. The Company is a public limited company owned by its shareholders and managed independently by its board who will be subject to the normal private sector disciplines, fiduciary duties and Companies Act requirements. The Company is an independent entity and has control over a majority of its assets.

In light of the level and type of interaction the Group will have with Government post-Restructuring, the Company will need to conclude whether for the purposes of “Related Parties” in the financial statements, the Government constitutes a related party and, if so, what level of disclosure will be required with regard to transactions with Government, including transactions of a routine nature with parties such as the Inland Revenue, Customs and Excise and local authorities, amongst others.

The NAO’s conclusion does not change the position that the Group has adopted in relation to the application to it of the Utilities Public Procurement Rules.

Satisfaction of Initial Conditions to the Proposed Restructuring

On October 12, 2004 British Energy announced that the initial conditions to the implementation of the Proposed Restructing as set out in the Creditor Restructuring Agreement entered on 1 October 2003 between the Company and certain creditors had been satisfied. In particular:

•	as announced on September 22, 2004, the Commission approved the Government’s State aid to the Company in connection with the Proposed Restructuring, subject to certain conditions;

•	the Company’s new arrangements with BNFL relating to back-end and front-end fuel services had become unconditional (save only for conditions relating to completion of the Proposed Restructuring);

•	the new arrangements for the financing of EPL and the banks’ options to acquire the Eggborough Power Station either through a share or asset purchase in 2010 had been exchanged with the relevant banks and had become unconditional (again save only for conditions relating to completion of the Proposed Restructuring);

•	all material Inland Revenue clearances had been obtained;

•	all material unsettled documents had been agreed with creditors; and

•	the Financial Services Authority (‘FSA’) had consented to the Proposed Restructuring for the purposes of British Energy Trading Services Limited’s FSA authorization.

In accordance with the Creditor Restructuring Agreement, British Energy also entered into a Business Transfer Agreement whereby, if the proposed scheme of arrangement with shareholders is not approved by the relevant shareholders (or otherwise lapses), the Company’s assets will be transferred to Holdings plc, which would become an intermediate holding company of the restructured British Energy group.

On November 30, 2004 British Energy announced that it had posted the following documents:

•	a circular to its shareholders in relation to a members’ scheme of arrangement under section 425 of the Companies Act 1985 (‘The Members’ Scheme’) and a disposal of the business and assets of British Energy to Holdings plc (the ‘Disposal’);

•	a circular to certain of its creditors in relation to the scheme of arrangement under section 425 of the Companies Act 1985 between British Energy and those creditors (the ‘Creditors’ Scheme’); and

•	a document comprising: (i) listing particulars in relation to the issue of New Shares and Warrants of New British Energy; (ii) a prospectus in relation to the issue of Warrants of New British Energy pursuant to the Disposal; and (iii) listing particulars in relation to the issue of New Bonds of Holdings plc (‘New Bonds’).

Our indicative timetable for the Proposed Restructuring anticipates admission of the New Shares, Warrants and New Bonds to the Official List of the UKLA and admission to trading on the London Stock Exchange occurring in mid-January 2005. However, the indicative timetable is our best case expectation and may be subject to change and delay. We have, therefore, agreed an extension to the present long stop date of January 31, 2005 to March 31, 2005 under the Creditor Restructuring Agreement and also agreed related amendments to other restructuring documents with the requisite majorities of creditors, bondholders, BNFL and the Secretary of State and a related extension of the long stop date under the Government Restructuring Agreement.

Risk Factors

The Proposed Restructuring remains subject to a number of significant uncertainties and important conditions including:

•	the Secretary of State’s entitlement not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable in all reasonably foreseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required;

•	the restructured Group having sufficient working capital for its present requirements from the listing of the New Shares and New Bonds;

•	there being no material adverse change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole or of EPL or which is likely to have a material adverse effect on the value of the New Bonds, the New Shares, the CTA Bonds or the new Eggborough arrangements;

•	continuation of the standstill arrangements;

•	the Creditors’ Scheme becoming effective; and

•	listing of the New Shares and New Bonds.

If for any reason the Company is unable to implement the Proposed Restructuring prior to the present or any extended long stop dates and a replacement standstill cannot be agreed with creditors shortly thereafter, it would be unable to meet its financial obligations as they fall due, in which case it may have to take appropriate insolvency proceedings. If the Company were to commence insolvency proceedings, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely there would be any return to shareholders.

BOARD AFFAIRS

On August 5, 2004, the Company announced the resignation of David Gilchrist as a Director of British Energy.

On August 27, 2004, the Company announced the appointment of David Pryde as an independent Non-Executive Director with effect from September 1, 2004. David Pryde has extensive trading and risk management experience having held various senior management positions in trading businesses within JP Morgan and Co. Inc. and has sat on the Boards of the Commodity Exchange, the Chicago Mercantile Exchange and the Futures Industry Association.

On September 17, 2004, the Company announced the appointments to the British Energy board of directors (the ‘Board’) of Stephen Billingham and Roy Anderson effective as of September 16, 2004.

Stephen Billingham was appointed as Finance Director Designate in August 2004. As part of the ongoing hand over arrangements, he was appointed to the Board and Martin Gatto, formerly the Interim Finance Director, resigned from the Board on the same day and assumed the role of Chief Financial Officer. Stephen Billingham joined British Energy from WS Atkins plc, the engineering consultancy and support services group, where he was Group Finance Director.

Roy Anderson was appointed as Chief Nuclear Officer although this appointment is to be approved by the NII under the terms of the site licenses. We expect this approval to be forthcoming. He joined the Company on July 5, 2004 and was previously President of PSEG Nuclear, having also previously been Chief Nuclear Officer of Nuclear Management Company and of Florida Power Corporation.

PERFORMANCE IMPROVEMENTS

The Performance Improvement Program (‘PIP’) commenced during the year ended March 31, 2004. An initial mobilization phase ended in July 2004, which included an asset condition survey to develop a detailed plan of action. The next phases of PIP implementation are focussing on staff organization, prioritization of work activities, human performance initiatives and investing in people, processes and the materiel condition of our plant. The final phases are targeted to complete, subject to necessary working capital headroom being available, by March 31, 2007. Certain aspects of remedial capital investment will, however, likely run beyond that into the financial year ending March 31, 2008.

The investment in the materiel condition of our plant will focus initially on those items which we believe, from our asset survey condition, represent high priority issues. There can be no assurance that the items of plant which we have identified as lower priority issues, on the basis of information to date, will not be a cause of an unplanned outage in the future or that the order in which we deal with higher priority items of plant will prevent unplanned outages. Furthermore, we recognize that to successfully improve our overall business performance we will need to perform better across a number of different areas of our business.

By putting in place and implementing PIP, which, in essence, involves investing in our people, processes and plant, we are aiming to increase the reliability of our nuclear generating assets. PIP should also lead to a reduction in our maintenance backlog. We believe that as a result of PIP, if properly implemented, we will be better placed to play a role in any future review by the Government of UK energy policy.

However, because of the program’s wide ranging nature and the time and costs involved in implementing it, we do not expect to see the benefits of the hoped for improvement in operational reliability in the current or next financial year, though we have already seen some signs of improving management of projects and thus reducing maintenance backlogs. The degree of improvement in operational reliability and the quantification of its impact on our financial results will depend on how the implementation of PIP progresses in the next twelve months but the Directors believe, on the basis of improvement programs implemented elsewhere in the world, that enhancements in output reliability should be capable of being achieved.

However, AGR power stations are unique to the UK and were built in the 1970s and 1980s by different design consortia to different design specifications. Accordingly, there can be no assurance that the improvement in reliability achieved in other nuclear power station improvement programs upon which PIP is based and which have been undertaken on newer fleets of nuclear power stations based on non-AGR technology, will be capable of being achieved in respect of our AGR power stations.

Our trading development program to improve and extend existing skills and asset utilization should be largely completed by April 2005.

CORPORATE RESTRUCTURING

On September 15, 2004 we announced the proposed sale of our corporate headquarters located at Peel Park, East Kilbride, Scotland to Kenmore Capital East Kilbride Limited in consideration of a cash payment of £6.6m and a potential additional cash payment of up to £0.3m if certain letting arrangements come to fruition. We have also entered into a ten year lease for part of the building. It is expected that the sale will be completed in January 2005. In August 2004 we signed a lease for our new corporate headquarters in Alba Campus, Livingston, Scotland.

An agreement to enter into a long-term lease at Innovation House at Westway Business Park in Renfrew, Scotland was announced on September 21, 2004. These offices will house the four engineering teams that are remaining in Scotland.

PENSION VALUATION

The preliminary report on the Group’s pension schemes, as at March 31, 2004, states that on the ongoing actuarial basis used by the schemes’ actuary, the Generation Group had a funding deficiency of £376m and the Combined Group had a funding deficiency of £9m.

We currently anticipate that from April 1, 2005 the rate of employer’s regular contributions for future service benefits under the Generation Group will increase from 17.1% to 22.4%. Additional employer contributions will be paid toward the Generation Group funding deficiency totaling £19m for the year ending March 31, 2006, £19.5m for the year ending March 31, 2007 and £20m for the year ending March 31, 2008.

From April 1, 2005 the rate of employer’s regular contributions for future service benefits under the Combined Group will increase from 15.3% to 19.7%. The Group will also be making additional employer contributions towards the Combined Group funding deficiency, having regard to appropriate funding advice.

RESULTS OF OPERATIONS

We have a total of eight nuclear power stations and one coal-fired power station in the United Kingdom.

Factors affecting results of operations

The results of operations are principally affected by changes in plant output (nuclear and fossil fuel) and electricity prices. Each of these factors is discussed below.

Plant output

Nuclear output was 13.7 TWh (a 65% load factor) for the three-month period and 28.7 TWh (a 68% load factor) for the six-month period. The UK nuclear output for the equivalent periods in 2003 was 16.3 TWh (a 77% load factor) and 33.3 TWh (a 79% load factor) respectively. The reduction on the previous year is primarily due to unplanned outages.

A feature of the year to date has been the number of unplanned outages. The most significant of these occurred at Hartlepool and Heysham 1. One of the units at Hartlepool has remained shut down following the completion of a statutory outage in early July for work to demonstrate the integrity of certain boilers, repairs to cast iron pipework and other work required before start-up with a loss in the quarter of 1.5 TWh. A unit at Heysham 1 has also been shut down since late July for the same reasons with a loss in the quarter of 0.9 TWh.

Currently, two units at Hartlepool and two units at Heysham 1 are out of service while we make modifications to our safety cases to address flooding and fire threats and also to address certain other technical issues. The NII have indicated that the safety case to address certain other technical issues will not preclude a return to service. We currently expect that Hartlepool and Heysham 1 will not return to service until later this calendar year.

There have been a number of other unplanned outages. Those lasting for fourteen days or more were, in the first quarter, a rotor earth fault at Sizewell B in April which caused one unit to be shut down to carry out repairs with the loss of output of 0.8 TWh, the unit did not return to service until mid June. A unit at Torness was shut down for most of May for the extension to a planned outage for boiler modifications with the loss of output of 0.5 TWh and one unit at Heysham 2 was out of service between May and June as blocked boiler tubes were cleared with a loss of output of 0.4 TWh. Also in the second quarter, at Heysham 2, one unit was out of service from early July until mid-August to carry out gas circulator inspections with a loss in the quarter of 0.6 TWh. At Dungeness B, a unit was out of service from late June until early August to carry out repairs to the generator with a loss in the quarter of 0.3 TWh.

Output from the coal-fired power station at Eggborough was 1.6 TWh during the three-month period and 3.0 TWh for the six-month period. For the equivalent periods in the previous year, the output was 1.1 TWh and 2.2 TWh respectively. As Eggborough is operated primarily as a flexible mid-merit plant, its output level is influenced by market prices, the Company’s contracted trading position and the extent to which it is operated as cover for unplanned outages at our nuclear power stations.

Commissioning work on the Flue Gas Desulphurisation (‘FGD’) equipment that is being fitted to Units 3 and 4 at Eggborough has continued during the quarter. The FGD has been installed and commissioning tests are in progress. Handover of the project has been delayed pending resolution of certain performance issues. We currently believe that the issues can be resolved without having a material adverse effect on our financial or trading position. Once operational, the equipment is designed to reduce emissions of sulphur dioxide to the atmosphere from the units which have been fitted with FGD by approximately 90%. We have advised the Environment Agency (the ‘EA’) of our intention to “conditionally” opt out Units 1 and 2 under the Large Combustion Plant Directive (the ‘LCPD’), limiting each unit to 20,000 operational hours between January 1, 2008 and no later than December 31, 2015. The EA confirmed that the conditional opt out had been granted on June 30, 2004.

Electricity prices

Forward prices for baseload electricity in the wholesale market have continued to rise during the quarter, responding to rises in fossil fuel prices, especially gas. The market price for annual contracts for delivery from October 2004 onwards has risen from around £23.5/MWh at the end of March 2004 to around £28.4/MWh at the end of June 2004, and closed at £33.2/MWh on September 24, 2004 (the last day on which contracts for winter 2004 were traded), an increase of over 40% in six months.

As of November 22, 2004, contracts were in place covering virtually all of the planned output for the year ending March 31, 2005, of which nearly all are at fixed prices. The average price for these fixed price contracts is £21.0/MWh.

Our trading strategy utilizes different routes to market with a view to reducing overall exposure to volatility in short and medium term wholesale electricity market prices whilst seeking to reduce the amount of credit support required. We aim to build a portfolio of wholesale trades and direct supply contracts (generally at fixed prices) to approximately match our planned generation output and to further mitigate the exposure to the wholesale market and, in particular, the risk of wholesale electricity market prices falling. This approach does however reduce, in the medium term, the benefit we could receive from rising wholesale electricity market prices.

The realized price was £17.5/MWh for the three-month period and £17.8/MWh for the six-month period. This compares to a realized price of £15.8/MWh for the prior period. The higher realized price is a result of the increase in market prices, partly offset by earlier fixed price contracts entered into at prices below the current market.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004 AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004

Group Performance

There was an operating loss of £362m for the three-month period and £524m for the six-month period.

The loss on ordinary activities before taxation was £384m for the three-month period and £561m for the six-month period.

Revenue

Revenue was £351m for the three-month period and £723m for the six-month period and is analyzed as follows:

	Three Months Ended September 30, 2004	Six Months Ended September 30, 2004	Year Ended March 31, 2004
	£m	£m	£m
Direct supply sales net of energy supply costs	148	291	522
Wholesale generation sales	120	273	703

	268	564	1,225
Energy supply costs recovered from customers	72	142	260
Miscellaneous income	11	17	31

	351	723	1,516

Direct supply sales

The direct supply business has continued to make good progress during the three and six-month periods in its core market of industrial and commercial customers.

Wholesale generation sales

The level of wholesale generation sales for the three and six-month periods reflects partly the changing mix of sales being contracted by us and also the output for the three and six-month periods.

Operating expenses

Total operating expenses were £713m for the three-month period and £1,247m for the six-month period and are further analyzed as follows:

	Three Months Ended September 30, 2004	Six Months Ended September 30, 2004	Year Ended March 31, 2004
	£m	£m	£m
Fuel	158	313	489
Loss from movements in derivative contracts	251	342	90
Staff costs	76	154	272
Operating and maintenance expense	132	243	475
Depreciation and amortization	24	53	101

	641	1,105	1,427
Energy supply costs	72	142	260

	713	1,247	1,687

Fuel cost

Total fuel costs amounted to £158m for the three-month period and £313m for the six-month period. Nuclear fuel costs were £129m and coal costs were £29m during the quarter and were £261m and £52m respectively for the six-month period. Coal prices increased by approximately 17% in the six-month period. Accretion of nuclear liabilities decreased during the period, with the charge in the three-month period amounting to £75m, bringing the total accretion for the six-month period to £160m.

Loss from movements in derivative contracts

Due to our trading strategy of selling forward a high proportion of output, we have a number of contracts for delivery in the future with prices lower than current market prices. A charge has therefore been recorded of £251m and £342m for the three and six-month periods respectively as a result of movements in the fair values of these sales contracts and other commodity contracts and derivatives.

Staff costs

Staff costs were £76m for the three-month period. Staff costs for the six-month period of £154m include a charge of £8m for severance in relation to the Group’s restructuring.

Operating and maintenance expense

Operating and maintenance expenses comprise the operating expenses of our power stations and support functions, excluding fuel costs, depreciation and amortization and those items listed above. Operating and maintenance expenses during the three-month period were £132m, including £14m of costs incurred relating to the Proposed Restructuring and £3m of expenditure on research and development. Operating and maintenance expenses for the six-month period were £243m, including Proposed Restructuring related costs of £19m and research and development expenditure of £7m.

Depreciation and amortization

Depreciation and amortization charges were £24m and £53m for the three and six-month periods respectively. Included within the six-month charge is a charge of £3m to align the carrying value of our corporate headquarters at Peel Park, East Kilbride, Scotland to its market value.

Energy supply costs

Energy supply costs mainly comprise the costs incurred for the use of the distribution and transmission systems and are fully recovered through revenue. Energy supply costs also include costs related to meeting the cost of compliance with the Renewables Obligation which are also recovered through revenue. We are required to comply with the Renewables Obligation as part of the regulations governing climate change. Total energy supply costs were £72m and £142m for the three and six-month periods respectively.

Financing charges

The net interest expense of £22m for the quarter comprises interest payable of £24m offset by interest receivable of £2m. The net interest expense of £37m for the six-month period comprises interest payable of £44m offset by interest receivable of £7m. Included within interest expense is a loss of £3m in the three-month period and a benefit of £1m in the six-month period arising from a movement in the fair value of our interest rate swaps.

Taxation

There was a deferred tax benefit of £134m and £152m for the three and six-month periods respectively.

A deferred tax liability of £27m has been recognized at September 30, 2004.

Loss on Ordinary Activities

As a result of the factors discussed above, there was a loss after taxation for the three-month period of £250m and £409m for the six-month period.

Deficit per Share

There was a deficit per share of 42p and 68p per share for the three and six-month periods respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities

A reconciliation of profit after tax and cumulative adjustments to EBITDA is shown in the following table. The EBITDA calculations are shown for the total results and excluding joint venture and business disposals. The EBITDA excluding joint venture and business disposals calculation is further reconciled to operating cash flow and then to the decrease in total cash and cash equivalents.

	Three Months Ended September 30, 2004	Six Months Ended September 30, 2004	Year Ended March 31, 2004
	£m	£m	£m
(Loss)/income after tax and cumulative adjustments	(250)	(409)	7,562
Net interest expense	22	37	64
Income tax benefit	(134)	(152)	(2,211)
Depreciation and amortization	24	53	101
Cumulative effect of change in accounting principle (net of tax)	—	—	(5,539)

EBITDA	(338)	(471)	(23)
Net (gains)/losses on sales of equity investments and other assets	—	(4)	118
Income from joint venture	—	—	(200)

EBITDA excluding joint venture and business disposals	(338)	(475)	(105)
Accretion of nuclear liabilities	75	160	244
Pension expense	10	20	53
Employee severance provision	—	8	—
Loss from movements in derivative contracts	251	342	90
Liabilities discharged	(21)	(58)	(75)
Working capital movements	20	(56)	(49)

Operating cash inflow/(outflow) from operating activities	(3)	(59)	158
Proceeds on sale of investments	—	4	171
Amounts placed on restricted use term deposits	(34)	(58)	(88)
Purchase of investment securities	—	(5)	(19)
Capital expenditure	(17)	(32)	(70)
Movement in book overdraft	—	—	(7)

(Decrease)/increase in total cash and cash equivalents	(54)	(150)	145

Operating activities

The operating cash outflow for the three-month period was £3m, resulting in an operating cash outflow for the six-month period of £59m. This is partially attributable to the net loss of the three and six-month periods of £250m and £409m respectively arising due to lower output and prices, which, when adjusted for depreciation and amortization, income taxes and interest, used cash of £338m and £471m respectively. Net interest expense of £22m and £37m in the three and six-month periods respectively is a result of interest payable of £24m and £44m respectively on our borrowings (including a loss of £3m in the three-month period and a benefit of £1m in the six-month period arising from a movement in the fair value of our interest rate swaps), offset by interest receivable of £2m and £7m respectively on our cash and collateral balances. Other components affecting operating cash outflow are working capital, which decreased by £20m in the three-month period and resultantly, increased by £56m in the six-month period which was primarily driven by a reduction in accounts receivable due to lower output in the period and the level of cash collections, offset by a decrease in accounts payable and accruals which includes total deferred payments of £45m to BNFL and improved working capital management including revised terms of credit with certain suppliers, some of which are interest bearing; losses from movements in the fair value of derivative contracts for the three and six-month periods of £251m and £342m respectively; and movements in nuclear liabilities in the three and six-month periods of £54m and £102m respectively being accretion expense of £75m and £160m respectively offset by payments to BNFL amounting to £21m and £58m respectively based on the revised contracts.

When adjusted for the receipts from the sale of investments, increases in restricted cash, purchase of investment securities and capital expenditure there was a decrease in total cash and cash equivalents of £150m.

Investing activities

During the three and six-month periods, investment expenditure on plant projects, major repairs and strategic spares across the whole Group, including incremental costs associated with PIP, totaled £32m and £64m respectively, of which £17m and £32m respectively has been capitalized as fixed assets. The main projects in the period included replacement of cast iron pipework, fuel route improvements and the implementation of the work management program. Based on our current expectations of future electricity prices and output, and therefore financial resources, we believe that investment in plant projects, major repairs and strategic spares across the whole Group, which includes incremental PIP expenditure of approximately £20m, will be in the range of £140m to £170m for the year ending March 31, 2005, compared with £128m for the year ended March 31, 2004. We would expect to capitalize a proportion of this expenditure.

Restricted cash increased in the quarter by £34m due to an increased collateral requirement as a result of movements in electricity prices and trading and operating activity.

Capital Resources

At September 30, 2004, total debt of £883m comprised:

•	a project finance loan of £475m secured on the assets of EPL, a subsidiary company that operates the Eggborough coal-fired power station. At March 31, 2004, the effect of our interest rate contracts was to classify the borrowings as fixed rate. Amounts owed by EPL are not guaranteed by us but we guarantee the payment of amounts by BEPET to EPL under the Capacity and Tolling Agreement (‘CTA’) between BEPET and EPL. The contractual amounts payable by BEPET under the CTA are calculated so as to cover, amongst other things, EPL’s borrowing requirements and operating costs. We also provide a subordinated loan facility to EPL. The final installment of loan principal will be repaid in 2011. The loan currently bears interest at sterling LIBOR plus 1.3%. It is proposed that these arrangements will be restructured as part of the Proposed Restructuring of the Group. For further details of the Proposed Restructuring see note 1 to the financial statements; and

•	an aggregate principal amount of £408m sterling denominated bonds due between 2003 and 2016. The bonds bear interest at a rate of between 5.9% and 6.2%. An aggregate principal amount of £110m matured in March 2003 but payment has been stoodstill as part of the arrangements of the Proposed Restructuring of the Group.

There were no drawings under the Government Facility at any point during the six-month period ended September 30, 2004. Since September 22, 2004 no further drawings can be made under the Government Facility. The conditions applying to the Government Facility are more fully discussed in note 1 to the financial statements.

Liquidity

We had cash and cash equivalents and restricted cash of £481m at September 30, 2004 of which £341m was deposited as collateral in support of trading and operating activities.

Our main source of liquidity is our operating businesses. Cash generation by the operating businesses is dependent upon the reliability of our power stations in producing electricity, the realized selling price for electricity, operational risk and capital investment expenditure and maintenance requirements. Our liquidity is also affected by our collateral requirements relating to trading and operating activities and the terms of payment to our suppliers.

We lost our investment grade rating in September 2002. The loss of investment grade rating has meant that we now have to provide significant levels of collateral to counterparties in order to cover their trading exposures, to maintain trading arrangements, thereby substantially reducing the levels of cash resources available to us. Given our financial circumstances, certain contracts may be capable of being terminated. Such termination may result in termination payments being payable as well as having an adverse effect on cash flows.

On September 23, 2004 we announced that we had been in discussions with Fitch Ratings, Moody’s Investor Services and Standard and Poor’s Rating Services, with regard to obtaining credit ratings for the £550m of New Bonds that are to be issued to certain of the Company’s creditors and the Nuclear Liabilities Fund upon completion of the Proposed Restructuring pursuant to the terms announced on October 1, 2003. All three rating agencies provided indicative ratings at non-investment grade. Subsequent to the Company’s announcement, Fitch Ratings and Moody’s Investor Services published their indicative ratings for the bonds of BB-/Ba3 respectively.

These ratings remain prospective and indicative only and are subject to the Proposed Restructuring being completed in its proposed form and in accordance with the assumptions that have been provided to the agencies for the purpose of the indicative rating assessment. The ratings will only be finalized upon issuance of the New Bonds as part of the completion of the Proposed Restructuring.

Following the receipt by the Secretary of State of notification from the Commission that as far as the Proposed Restructuring involves the grant of State aid by the Government, such aid is compatible with the Common Market, the Government Facility has ceased to be available for further utilization from September 22, 2004.

Our strategy for securing part of our income through fixed price contracts means that in a volatile and rising electricity market the collateral requirements are also volatile. The extent to which we are able to trade forward is therefore limited by the amount of collateral available.

The Board of British Energy plc remains of the opinion that the working capital available to us is not sufficient for our present requirements pending the Proposed Restructuring. In light of the statements made in the circular to shareholders dated November 29, 2004 and in the prospectus of British Energy Group plc and British Energy Holdings plc which accompanied the circular to shareholders, and which were prepared on the basis that the Proposed Restructuring is completed, there is sufficient working capital to meet the Company’s present requirements, that is, for at least one year following the date of the circular to shareholders.

On August 25, 2004 BEG entered into a three year trade receivables financing facility with Barclays Bank plc under which, on utilization, BEG will sell to the financial institution on a full recourse basis receivables arising from its direct supply business. The amount of funding available to BEG under the Receivables Facility is limited to £60m and is dependent on the amount of eligible receivables available at utilization, which, in turn, is subject to, amongst other things, to seasonal changes in the demand and price for electricity, certain reserving requirements that adjust over the life of the Receivables Facility agreement and to limits on customer concentrations within the receivables portfolio. As at September 30, 2004 and November 30, 2004 the Receivables Facility had not been utilized.

The Proposed Restructuring remains subject to a number of significant uncertainties and important conditions, including:

•	the Secretary of State’s entitlement not to proceed with the Proposed Restructuring if, in her opinion, we will not be viable in all reasonably foreseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required;

•	the restructured Group having sufficient working capital for its present requirements from the listing of the New Shares and New Bonds;

•	there being no material adverse change in the current or future business or operations, financial or trading position, profits or prospects of the Group as a whole or of EPL or which is likely to have a material adverse effect on the value of the New Bonds, the New Shares, the CTA Bonds or the new Eggborough arrangements;

•	continuation of the standstill arrangements;

•	the Creditors’ Scheme becoming effective; and

•	listing of the New Shares and New Bonds.

Some uncertainties that may affect our cash flow position, performance or outlook are described in this Management’s Discussion and Analysis of Results of Operations and Financial Condition.

If the conditions to the Proposed Restructuring are not fulfilled within the time scales envisaged or required, or if there is a material deterioration in our cash flow position, performance or outlook, or if the restructuring and standstill arrangements which we have entered into with certain of our creditors are terminated, we may be unable to meet our financial obligations as they fall due and consequently we may have to take appropriate insolvency proceedings, in which case the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is unlikely to be any return to shareholders. Further details on the Proposed Restructuring are contained in note 1 to the financial statements.

Contingent Assets and Liabilities

Contingent Assets

On March 31, 2003 and May 16, 2003, we announced that we had exchanged contracts covering front-end and back-end fuel services required to give effect to the non-binding heads of terms entered into with BNFL. The amendments to existing front-end contracts contained in the March 2003 Deeds of Amendment to the Existing AGR fuel supply agreements became effective on April 1, 2003 but (except in relation to the new contracts for the supply of uranics to BEG) may be terminated if the Proposed Restructuring is not completed. The revised back-end contracts are conditional on completion of the Proposed Restructuring but payments are being made as if the revised back-end contracts had become effective on April 1, 2003.

The financial statements for the three and six-month periods have been prepared upon the basis of the historic BNFL contracts in respect of back-end fuel costs, pending satisfaction of the restructuring conditions set out in the revised contracts.

The consequence of this is that the results for the quarter and six-month period do not reflect the statement of income charge that would arise under the revised BNFL back-end contracts, which amounted to an increase in the charge of £4m in the quarter and £5m for the six-month period over the charges that arise under the historic contracts. The effect of the revised arrangements will be recognized on the completion of the Proposed Restructuring, together with other restructuring adjustments. The cost for the quarter under the revised contracts has been calculated using an average electricity price for the quarter, as defined in the revised BNFL back-end arrangements, of £24.8/MWh.

As noted above and as part of the standstill arrangements, we have made payments during the year to BNFL as if the revised BNFL back-end contracts were in place. The difference in the cash payments that include the statement of income savings under the revised contracts, means that included within current liabilities are amounts due to BNFL which will never be paid by us, provided the Proposed Restructuring is completed. These amounts totaled £376m at September 30, 2004, an increase of £38m from £338m at June 30, 2004 for the quarter and £70m from £306m at March 31, 2004 for the six-month period reflecting payments that would have been made under the historic BNFL contracts and accrued standstill interest offset by fuel costs under the revised back-end BNFL contracts.

Amounts in current liabilities due to BNFL but not expected to be paid by us provided the Proposed Restructuring is completed:

	Three Months Ended September 30, 2004	Six Months Ended September 30, 2004
	£m	£m
Opening balance	338	306
Amounts payable to BNFL under the historic back-end contracts for the period	63	127
Less: amounts paid/payable for the period under the revised BNFL back-end contracts, analyzed as follows:
Amounts settled	(20)	(46)
Amounts included in accruals at quarter end	(13)	(26)

Cash flow benefit arising within the period	30	55
Finance charges accrued on amounts stoodstill	8	15

	38	70
Closing balance at September 30, 2004	376	376

The net benefit under the revised BNFL back-end arrangements to the date of the Proposed Restructuring will be recognized in the balance sheet of the restructured Group upon implementation of the Proposed Restructuring together with other restructuring related adjustments. The ultimate benefit recognized will depend on a number of factors including the date of the Proposed Restructuring, the market price of electricity between April 1, 2003 and the date of the Proposed Restructuring as defined in the contract and the amount of fuel used.

On February 14, 2003 we announced that we had completed the disposal of our 82.4% interest in Bruce Power in Canada to a consortium of three parties. In addition to the consideration payable by the consortium under the master purchase agreement, up to a further C$100m was payable to us contingent upon the restart of two of the Bruce A units under the Trust Agreement entered into on the same date. Had the first unit restarted by June 15, 2003, C$50m would have been released to us and an additional C$50m would have been released to us had the second unit restarted by August 1, 2003. An amount of C$5m was deducted from the C$50m payable in respect of each unit for its failure to restart by the scheduled restart date or by the first day of each successive calendar month following the scheduled restart date. The trust agreement provides that that where a delay to the program has been caused by the actions of Ontario Power Generation Inc., the period of that delay is deducted from the actual restart date and the payments adjusted accordingly. We received C$20m on March 22, 2004 in respect of the restart of Unit 4 and C$10m on May 25, 2004 in respect of the restart of Unit 3. C$20m is held in trust by an escrow agent pending resolution of the dispute. On November 12, 2004 we served notice on the escrow agent and Ontario Power Generation Inc. demanding payment of C$40m. A notice of objection was received on November 29, 2004 and we are considering what courses of action are open to us. We have not recognized any additional amounts on our balance sheet at September 30, 2004 because of uncertainties regarding their realization.

Contingent Liabilities

On February 12, 2004 we received a notice of warranty claims from the consortium which purchased our 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station.

The tax claim relates to the treatment of expenditure at the Bruce Power plant during the period of our part ownership and is currently being considered by the Canadian tax authorities. The treatment proposed by us could result in a rebate of a material amount of tax to us that has never been recognized in the financial statements. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. We have rejected the tax claim. We are confident that the amount of the tax claim should not, in any event, materially exceed the amount of the rebate, and that the tax claim should have no material cash flow impact on us.

The claim relating to the condition of the plant is based upon alleged erosion of certain parts of the steam generators, including the support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. We have rejected the claim and expect to defend it if it is pursued further. In accordance with accounting standards, no provision has been made in the financial statements at September 30, 2004 for either claim.

Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

As a result of an accounting adjustment made by Exelon in AmerGen’s management accounts and closing accounts as at December 21, 2003, BEIL may be required to make a payment to Exelon of up to US$13.7m together with accrued interest since December 2003. We served a dispute notice on Exelon on June 4, 2004 to preserve our rights and the parties are endeavoring to resolve the matter amicably. The agreement with Exelon for the sale of AmerGen requires that, prior to instituting any litigation or other dispute resolution procedure, the companies will in good faith seek to resolve any dispute. Furthermore, the Company is reviewing with Exelon the effect on the working capital adjustment resulting from a change to the estimated tax recoverable for prior periods made after the consummation of the sale, which, if agreed, may result in an increase in the purchase price adjustment payable to Exelon. The increase in the purchase price adjustment resulting from the change in the estimated tax recoverable is currently estimated to be in the range of up to US$6.3m.

On September 17, 2004, the ad hoc committee of British Energy’s Bondholders commenced proceedings in the High Court in London against Polygon, Brandes and the Company, seeking a variety of relief against the different defendants to the action. The claimants sought a declaration against British Energy that British Energy was bound by the terms of the Creditor Restructuring Agreement as well as specific performance by British Energy of its obligations under the

Creditor Restructuring Agreement, and potentially also damages. In the light of the outcome of the Requisitioned EGM on 22 October 2004, it is not clear whether these proceedings will continue, or whether they will be discontinued.

Subsequently, the Bondholders agreed terms to stop the litigation insofar as it related to Polygon.

Post Balance Sheet Events

Output Forecast

On November 18, 2004 we announced that in light of the work being undertaken at Hartlepool and Heysham 1 the nuclear output target for the year ending March 31, 2005 had been reduced to 59.5 TWh. We are satisfied that, in our current circumstances and at the date of this report, the impact of this downward revision in output target on the carrying value of our nuclear assets is not material.

Dividend Policy

The Board intends to distribute to shareholders as much of the Company’s available cash flow as prudently possible, but not prior to the completion of the Proposed Restructuring, and not until the operational requirements of the business permit. In addition, under the terms of the Proposed Restructuring, there are certain restrictions on or factors affecting the Board’s ability to pay dividends, including:

•	a cash reserve is required to be funded out of our net cash flow in order to support British Energy Group plc’s collateral and liquidity requirements following the Proposed Restructuring. The initial target amount for the cash reserve is £490m plus the amount by which cash employed as collateral exceeds £200m (the ‘Target Amount’). Prior to paying any dividend, our cash must equal or exceed the Target Amount and certain amounts specified in the Contribution Agreement;

•	the terms of the Contribution Agreement also require that once the cash reserve is funded to the Target Amount, we must make the NLF Cash Sweep Payment. Initially this is 65% of the increase in cash, cash equivalents and other liquid assets during the year after adjusting for certain matters (the ‘Payment Percentage’). The Payment Percentage may be adjusted for certain corporate actions but may never exceed 65%. The requirement to make the NLF Cash Sweep Payment will greatly reduce the amount of cash that would otherwise be available for distribution to shareholders. In addition, we may not pay any dividends without making an additional payment to the NLF if the result of paying such dividend would be that the aggregate amount of dividends paid to shareholders following the Proposed Restructuring would exceed the aggregate of our annual adjusted net cash flow in such period less the aggregate NLF Cash Sweep Payment payable in such period;

•	the terms of the New Bonds contain certain covenants, including a restriction that allows us to pay a dividend only if no event of default has occurred; and

•	British Energy plc and British Energy Group plc are incorporated in the UK and must comply with all UK legislation affecting companies incorporated in the UK. One such requirement under UK legislation is that in order to declare dividends we must have distributable reserves as defined by the UK Companies Act 1985.

As a result of these restrictions and after making a prudent allowance for collateral requirements, the Directors consider that the earliest period for which a dividend may be declared is the financial year ending March 31, 2007.

Subject to these restrictions, the Board intends to distribute to shareholders as much of our available cash flow as prudently possible. Any such decision to make such a distribution will be made in the circumstances of the time. In relation to any financial year in respect of which we might otherwise be permitted to pay a dividend, the Directors might, for example, consider during the course of that year (or subsequent to it) whether it would be prudent to redeem or repurchase New Bonds and CTA Bonds (together with accelerated payments of fixed decommissioning payment to the NLF), make additional contributions to our pension schemes, allocate cash to the Forecast Expenditure Reserve in accordance with the Contribution Agreement (for instance, to meet certain qualifying expenditure on PIP which is due in the following financial period, to acquire or finance a specific fixed asset or undertaking (expected to be with cash and not from borrowings)) or retain Cash Reserves in excess of the Target Amount.

Movements in our operational cash flow (prior to debt service and the adjustments referred to above) from one financial year to another are likely to be volatile, for example because of movements in the wholesale price of electricity and variability in our output.

Taking account of the constraints set out above, consideration of prudence and the likely volatility of operational cash flows, the Board believes that any dividends paid may vary in size and frequency.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

The following discussion relates to the financial instruments, derivative instruments and derivative commodity instruments held by us at September 30, 2004, which are potentially sensitive to changes in interest rates, foreign exchange rates, commodity prices and equity markets. We use derivative instruments to hedge the primary market exposures associated with the underlying assets, liabilities and committed transactions.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Overview

The main financial risks faced are trading risks in England and Wales in respect of both price and volume output on the sale of electricity while in Scotland the risk is all price related during the term of the Nuclear Energy Agreement (the ‘NEA’). There is also an exposure to risks associated with fluctuations in the equity markets through the UK Nuclear Generation Decommissioning Fund Limited (the ‘UK Decommissioning Fund’) and the Group’s pension schemes. Policies have been instituted for managing each of these risks, which have been approved by the Board. Each of these risks is discussed in more detail below with the exception of liquidity and funding risk that is more fully discussed in the ‘Future Liquidity’ section above.

The Power and Energy Trading Division manages electricity trading risks. The Power and Energy Trading Division operates within policies and procedures that are approved by the Board and monitored by the Trading Review Committee and by a sub-committee of the Executive Committee.

Non-trading risks (i.e. cash resources, debt finance and financial risks) are managed by the central treasury function (‘Group Treasury’). Group Treasury operates within policies and procedures approved by the Board. Group Treasury uses appropriate and available instruments, within specified limits, to manage financial risk but is not permitted to take speculative, open positions. Both Group Treasury and the Power and Energy Trading Division are subject to regular scrutiny from the Internal Audit Department.

Interest Rate Risk Management

The market value of debt varies with fluctuations in prevailing interest rates in the United Kingdom.

Eggborough related derivative agreements (nominal amount of £367m as at September 30, 2004) have been amended as part of the Proposed Restructuring process. The derivatives were originally established to convert the variable rate financing used to purchase the Eggborough power station to fixed rate over an agreed profile. The effect of the amendment has been to fix future interest payments under the swaps from October 2004 onwards.

In addition, we had mixed rate derivatives with a mark to market loss of £4m at September 30, 2004 that were originally established as an interest rate hedge.

At September 30, 2004 the total of investments in cash and cash equivalents and restricted cash amounted to £481m, and had maturity dates due within one year. Cash not immediately required for business purposes is invested in fixed-rate term deposits and money market funds. At September 30, 2004 the term deposits and money market funds not used to fund collateral were due to mature or were available within one month and earned interest at an average rate of 4.8%. Term deposits, money market funds and bank balances at September 30, 2004 include £341m of cash that has been deposited in collateral bank accounts and earned interest at an average rate of 3.9%. Availability of this cash is, therefore, restricted over the periods of the collateralized positions.

As the deposit terms are short-term, the carrying value of our investment in cash and cash equivalents at September 30, 2004 approximates to the fair market value.

Foreign Exchange Risk Management

There are potential future foreign currency transactions in relation to the finalization of the sales of Bruce Power and AmerGen. When these cash flows become more certain in the future we will evaluate currency hedging opportunities, balancing the cost and availability of entering into such transactions against the underlying currency risk. At September 30, 2004 there were no foreign exchange contracts in place.

Electricity Trading Risk Management

Our trading activities relate principally to supporting our power generation business and our direct supply business. The trading operations, therefore, act principally as wholesale marketers rather than as pure financial traders. The principal objective of our trading activities is to increase the return on our assets while hedging the market risk associated with plant output and market price.

Under NETA in England and Wales, any mismatch between actual metered generation (or demand) and the notified contract position is settled through the balancing mechanism at generally unfavorable prices. We generally sell virtually all planned nuclear output forward to minimize our exposure to unfavorable prices pursuant to the balancing mechanism. The risks in the wholesale market are managed through a contracting strategy that builds a portfolio of forward contracts of different lengths.

Eggborough power station provides a flexible generation capability that fulfils three purposes designed to enhance profitability. Firstly, it provides a means for compensating for unplanned lost output from our nuclear units at short notice; secondly it provides the capability to profile the output to meet the requirements of both wholesale and direct supply business customers; and thirdly, it provides a flexible capability.

We trade in the short term wholesale markets and on the power exchange to buy and sell power to balance the overall portfolio. During periods of unplanned loss from nuclear plant this will result in buying in these markets and also potentially increased generation from Eggborough.

Our policy is to manage credit exposure to trading and financial counterparties within clearly defined limits. The Trading Review Committee and a sub-committee of the Executive Committee strictly monitor electricity trading activities and place controls through delegated authorities and procedures, which include specific criteria for the management of counterparty credit exposures.

Output from the two stations in Scotland will continue to be sold under the terms of the NEA to Scottish Power and Scottish and Southern Energy until April 1, 2006, or the introduction of BETTA (currently scheduled for April 1, 2005), whichever is earlier.

Equity Risk Management

The UK Decommissioning Fund was established to provide for the eventual decommissioning of our UK nuclear power stations. Cash contributions are made on a quarterly basis to a payment profile set out in a contract between us and the UK Decommissioning Fund and are invested by the Trustees of the UK Decommissioning Fund in UK marketable fixed income debt, equity securities and property in accordance with its investment policy. We are ultimately responsible for contributions to the UK Decommissioning Fund. Therefore, the level of future contributions, which are reviewed every five years in conjunction with the review of ultimate decommissioning costs, depend partly on the estimated long-term investment performance of the equity and debt instruments in which the contributions are invested and returns on investments in property. Income from dividends and other returns on the underlying investments are retained by the UK Decommissioning Fund and then invested in debt and equity securities.

The balance held by the UK Decommissioning Fund was recorded in the balance sheet at £460m at September 30, 2004, which approximates to its market value. The UK Decommissioning Fund comprised debt and equity securities and property with market values of £412m and £48m respectively at September 30, 2004 and £396m and £44m respectively at March 31, 2004.

If the Proposed Restructuring is completed, our liabilities in respect of the decommissioning of our stations will be governed by the terms of certain of the restructuring agreements with Government relating to the establishment and operation of the NLF. As a consequence, our level of obligation for decommissioning liabilities will be pre-determined, and will not be subject to fluctuations in the values of assets held by the UK Decommissioning Fund.

We reported a deficit of £145m on our Group pension schemes in our financial statements at March 31, 2004. The level of employer contributions to the Group pension schemes will be formally confirmed following the triennial actuarial valuation that is being carried out with an effective date of March 31, 2004 and which is expected to be finalised later this financial year. The level of re-assessed contributions will depend partly on the estimated long-term investment performance of the equity and debt instruments in which contributions are invested.

Item 4. Controls and Procedures

Our management, including the Chief Executive Officer and Finance Director, have evaluated the effectiveness of our disclosure of controls and procedures (as defined in Exchange Act Rule 13(a) – 15(e)) and concluded that, as of the end of the period covered by this report, the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this report has been made known to them in a timely fashion. The required information was effectively recorded, processed, summarized and reported within the time period necessary to prepare this report. Our disclosure of controls and procedures are effective in ensuring that information required to be disclosed in our reports under the Exchange Act are accumulated and communicated to management, including the Chief Executive Officer and Finance Director, as appropriate to allow timely decisions regarding required disclosure.

There have been no significant changes in our internal controls over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We are continuing to evaluate our controls and procedures with respect to the accounting for derivative financial instruments and are making certain procedural amendments to the analysis performed for supporting Normal Purchase Normal Sale scope exemption and documentation of compliance with the requirements of SFAS 133 – ‘Accounting for Derivative Instruments and Hedging Activities’.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

For additional information concerning litigation and other contingencies, see note 10 to the Consolidated Financial Statements in this Report and Item 4 ‘Information on the Company’, note 32 ‘Contingent Assets’ and note 33 ‘Contingent Liabilities’ of Item 18 “Financial Statements” to our March 31, 2004 20-F dated September 30, 2004.

Item 2. Defaults Upon Senior Securities

As part of the Proposed Restructuring described in “Management’s Analysis of Operations and Financial Condition” we entered into binding standstill agreements with the Significant Creditors and Bondholders. As part of the standstill agreements, no repayments of the principal amount outstanding have been made, however interest continues to be paid on the affected debt securities. The following table lists the affected series of debt securities:

Debts Series	Principal Amount Outstanding
Long term project finance loan at sterling LIBOR plus 1.3%	£475m

Fixed rate bond due 2003 at 5.949%	£110m

Fixed rate bond due 2006 at 6.077%	£163m

Fixed rate bond due 2016 at 6.202%	£135m

The maturities assume no debt has been accelerated and reflect the standstill arrangements as part of the Proposed Restructuring.

The long-term project finance loan is secured on the assets of EPL. Amounts owed by EPL to the lenders are not guaranteed by the Company but we guarantee the payment of amounts by BEPET to EPL. The contractual amounts payable by BEPET are calculated so as to cover EPL’s borrowing requirements and operating costs. The final installment of loan principal is scheduled to be repaid in 2011.

Item 3. Other Information

UK GAAP to US GAAP reconciliation

We report our results under both UK GAAP and US GAAP. These results can vary significantly from each other due to differing accounting treatments between UK GAAP and US GAAP. A detailed description of the differences between UK GAAP and US GAAP as they relate to us are set out in note 36 of the Form 20-F for the year ended March 31, 2004 filed on September 30, 2004 which is also available on our website. A summary of the more significant differences is included below.

Asset Retirement Obligations

Under US GAAP we record our asset retirement obligations related to decommissioning costs and back-end fuel costs at fair value, determined by discounting the expected future cash flows at the credit adjusted risk free rate. As a result, we have a lower asset retirement obligation under US GAAP due to using a higher discount rate under US GAAP than UK GAAP.

Pension Costs

Under US GAAP we record our employee pension costs in accordance with SFAS 87 – ‘Employers’ Accounting for Pensions’. SFAS 87 requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specified corridor) that result from changes in assumptions or actual experience differing from that assumed. SFAS 87 also provides for the prospective amortization of costs related to changes in the benefit plan, as well as the obligation resulting from the transition.

Under UK GAAP, the cost of providing pension benefits is expensed over the average expected service lives of eligible employees in accordance with the provisions of Statement of Standard Accounting Practice (SSAP) 24 – ‘Accounting for Pension Costs’, which aims to produce an estimate of cost based on long-term actuarial assumptions. Variations from the regular pension cost arising from, for example, experience deficiencies or surpluses, are charged or credited to the statement of income over the expected average remaining service lives of current employees in the schemes.

Fixed Asset Impairment

There have been impairment charges and reversals under UK GAAP in previous periods. There have also been differing impairment charges under US GAAP from those recorded under UK GAAP (US GAAP does not permit the reversal of previous impairment charges). Fixed asset additions have also differed due to these impairment reviews and differing capitalization requirements between UK GAAP and US GAAP As a result, our fixed asset carrying values are different under UK GAAP and US GAAP.

Derivative instruments

Energy trading financial derivatives and open positions on physical energy trading contracts are recognized as either assets or liabilities and are marked to market each reporting period using externally derived market prices under UK GAAP. Subsequent movements in their fair value are reflected in the profit and loss account. Interest rate swaps and forward rate agreements are not marked to market each reporting period. Rather profits and losses on such derivatives are reported in the profit and loss account in the period in which the underlying hedging transactions are completed. When an anticipated transaction is no longer likely to occur, any deferred gain or loss that has arisen on the related derivative is recognized in the profit and loss account together with any gain or loss on the terminated item. SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’, as amended by SFAS 137 – ‘Accounting for Derivative Instruments and Hedging Activities—deferral of the effective date of FASB statement No. 133’, SFAS 138 – ‘Accounting for certain Derivative Instruments and certain Hedging Activities’ and SFAS 149 – ‘Accounting for Derivative and Hedging activities’ (hereinafter referred to collectively as ‘SFAS 133’) establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities.

US GAAP requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value each reporting period. US GAAP prescribes specific requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

As a result, our accounting for derivatives under UK GAAP and US GAAP is not the same.

Comparison of results under UK GAAP and US GAAP

Under US GAAP the loss after tax for the three months ended September 30, 2004 was £250m compared with a loss of £147m under UK GAAP. Differences primarily result from the differing accounting treatment of nuclear liabilities (including decommissioning costs and uncontracted back-end fuel costs), previous fixed asset impairment reviews, derivative instruments and the deferred tax implications of these adjustments.

The deficit on equity shareholders’ funds under US GAAP at September 30, 2004 was £1,956m compared with the deficit on equity shareholders’ funds under UK GAAP of £3,521m. Differences primarily result from the differing accounting treatment of nuclear liabilities (including decommissioning costs and uncontracted back-end fuel costs), pension costs, fixed asset impairment and derivative instruments and the deferred tax implications of these adjustments.

Impact of International Financial Reporting Standards on our results

International Financial Reporting Standards (‘IFRS’) will become applicable to British Energy for the year commencing April 1, 2005, consequently the first financial report we will publish under IFRS will be for the quarter ending June 30, 2005. The introduction of IFRS represents the most significant change in accounting standards applicable in the United Kingdom for a considerable period of time. The standards themselves are still being finalized and it is not yet possible to determine what impact IFRS will have on our results and consequently the differences between IFRS and US GAAP as they impact British Energy.

These changes from UK GAAP to IFRS will include changes to our accounting treatment of financial instruments whereby, upon implementation of IAS39, certain financial instruments are expected to be required to be measured on a fair value basis; recognition of pension scheme net asset values in the balance sheet; and treatment of share-based compensation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH ENERGY PLC

Date: December 9, 2004	By:	Mike Alexander
Chief Executive Officer

Date: December 9, 2004	By:	Stephen Billingham
Finance Director

CERTIFICATION

I, Mike Alexander, Chief Executive Officer of British Energy plc (‘registrant’), certify that:

1.	I have reviewed this quarterly report for the period ended September 30, 2004 of registrant;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report on such evaluation; and

(c)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: December 9, 2004		/s/ Mike Alexander
	Name:	Mike Alexander
	Title:	Chief Executive Officer

CERTIFICATION

I, Stephen Billingham, Finance Director of British Energy plc (‘registrant’), certify that:

1.	I have reviewed this quarterly report for the period ended September 30, 2004 of registrant;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report on such evaluation; and

(c)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: December 9, 2004		/s/ Stephen Billingham
	Name:	Stephen Billingham
	Title:	Finance Director

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Mike Alexander, Chief Executive Officer, certify, pursuant to 18 U.S.C. section 1350, that:

1.	The quarterly report for the quarter ended September 30, 2004 (the ‘report’) of British Energy plc (the ‘registrant’) fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2.	The information contained in the report fairly presents, in all material respects, the financial condition and results of the registrant.

Date: December 9, 2004	/s/ Mike Alexander
Mike Alexander
Chief Executive Officer

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Stephen Billingham, Finance Director, certify, pursuant to 18 U.S.C. section 1350, that:

1.	The quarterly report for the quarter ended September 30, 2004 (the ‘report’) of British Energy plc (the ‘registrant’) fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2.	The information contained in the report fairly presents, in all material respects, the financial condition and results of the registrant.

Date: December 9, 2004	/s/ Stephen Billingham
Stephen Billingham
Finance Director

PART III

British Energy plc

Interim Report and Results for the Three Months and Six Months

Ended 30 September 2004

(UK GAAP)

Management’s Discussion and Analysis – Financial Condition and Results Of Operations

Overview

This report contains British Energy’s publication of results prepared under United Kingdom Generally Accepted Accounting Principles (UK GAAP) for the second quarter ended 30 September 2004 and for the six months ended 30 September 2004. Since this is the first time British Energy has published results for its second quarter, this report does not contain any comparative quarterly information.

In the following discussion the ‘three-month period’ or the ‘quarter’ refers to the three months ended 30 September 2004, the ‘six-month period’ refers to the six-months ended 30 September 2004 and the ‘prior period’ refers to the six months ended 30 September 2003 unless otherwise stated. In this discussion references to ‘British Energy’ or the ‘Company’ are to British Energy plc. References to the ‘Group’ are to the Company and its subsidiaries.

British Energy is continuing to work hard on its proposed restructuring, the terms of which were announced on 1 October 2003 (the Proposed Restructuring). As at 22 September 2004 there were no drawings under the Government Facility and from that date no further drawings could be made under the Government Facility.

British Energy owns a total of eight nuclear power stations and one coal-fired power station in the United Kingdom.

Electricity demand in the UK is seasonal, in that demand and prices have been generally lower in summer than in winter. As a result, British Energy (and other generators) schedule a significant proportion of planned outages for the summer months. This seasonality in both prices and output can have a direct effect on operating performance and cash flows.

Total output for the quarter was 15.3 TWh and for the six-month period was 31.7 TWh of which nuclear output was 13.7 TWh in the quarter and 28.7 TWh for the six-month period. This fell short of the Company’s original expectations, and was adversely affected by a number of unplanned outages lasting for fourteen days or more. The principal outages occurred at Hartlepool and Heysham 1, which contributed lost output of approximately 2.4 TWh.

On 30 July 2004 the Company announced that, following the evaluation of structural inspections carried out during the statutory outage at the Hartlepool power station and discussions with the Nuclear Installations Inspectorate (NII), it decided further work to demonstrate the integrity of certain boilers was necessary. This work entailed intrusive visual inspections of a number of boiler closure units. This also involved certain inspections being undertaken at Heysham 1. Currently two units at Hartlepool and two units at Heysham 1 are out of service while modifications are made to the safety cases to address flooding and fire threats and also to address certain other technical issues. Following discussions with the NII concerning the programme of works at Hartlepool and Heysham 1 the Company currently expects that Hartlepool and Heysham 1 will not return to service until later this calendar year. Consequently, the Company reviewed its annual nuclear output target previously announced at 64.5 TWh and revised the nuclear output target for the 2004/05 financial year to around 61.5 TWh. On 18 November 2004, the Company announced that in light of the work being undertaken at Hartlepool and Heysham 1 the nuclear output target had been reduced to 59.5 TWh.

The realised price was £17.5/MWh for the three-month period and £17.8/MWh for the six-month period, which compares with £15.8/MWh for the prior period. Forward market prices for electricity have risen by over 40% during the six-month period, which has resulted in an increased requirement for collateral for trading counterparties. The Group has not benefited fully from the higher electricity prices as fixed price sales contracts were in place covering a significant portion of output prior to the commencement of the current year. As of 22 November 2004 contracts were in place for virtually all the planned output for 2004/05, of which nearly all are at fixed prices. The average price for these fixed price contracts is £21.0/MWh.

As at 30 September 2004 and 31 October 2004 the Group had cash balances amounting to £481m and £450m respectively, of which £341m and £332m were deposited as collateral in support of trading and operating activities. At 31 March 2004 the Group had cash balances amounting to £573m of which £297m had been deposited in support of collateral requirements.

In accordance with the dividend policy set out within the annual accounts to 31 March 2004 and as updated in the Dividend Policy section below, no dividend has been declared for the quarter.

The Proposed Restructuring remains subject to a number of significant uncertainties and important conditions.

On 22 September 2004 the Company announced the decision of the European Commission (the Commission) that as far as the Proposed Restructuring involves the grant of State aid by the UK Government, such aid is compatible with the Common Market. The Commission’s decision is subject to the following conditions:

•	the Company’s nuclear generation business will be ring-fenced from its fossil fuel, supply and trading businesses to ensure the aid to the nuclear business is not used to cross subsidise any of the Company’s other businesses. This measure will last indefinitely;

•	there will be no nuclear or fossil-fuelled capacity expansion (above current capability) by the Company in the European Economic Area for six years, and no hydro-electric capacity expansion in the UK for the same period; and

•	a restriction on the Company selling to its industrial and commercial customers at prices below the prevailing wholesale market prices for six years unless there are exceptional market circumstances as determined by an independent expert.

Furthermore, the Secretary of State is entitled not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable in all reasonably forseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required. In any event, the Creditor Restructuring Agreement and Government Restructuring Agreement require the Proposed Restructuring to be completed by certain specified (and recently extended) dates which are more fully explained in note 1 to the financial statements.

If for any reason British Energy is unable to implement the Proposed Restructuring it may be unable to meet its financial obligations as they fall due in which case it may have to take appropriate insolvency proceedings. If British Energy were to commence insolvency proceedings, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely that there would be any return to shareholders. Even if the Proposed Restructuring is completed, the return, if any, for shareholders will represent a very significant dilution of their existing interests.

Key Points on Results

•	The Group recorded an operating loss of £78m in the three-month period and £114m in the six-month period, including exceptional operating costs of £15m and £31m in the three-month period and six-month period respectively (further detail is provided in note 4 to the financial statements). In the prior period an operating loss of £33m was recorded, including exceptional operating costs of £24m.

•	Losses before tax of £147m and £262m were recorded in the three-month period and six-month period respectively. For the prior period the loss before tax was £71m.

•	Total output for the quarter was 15.3 TWh and 31.7 TWh for the six-month period. Nuclear output performance in the three-month period was down by 16% to 13.7 TWh, compared with 16.3 TWh in the equivalent period last year. Nuclear output was down by 14% to 28.7 TWh in the six-month period, compared with 33.3 TWh of nuclear output in the equivalent period last year.

•	Realised prices (which are calculated by dividing turnover, net of energy supply costs and miscellaneous income, by total output during the period) were £17.5/MWh for the three-month period and £17.8/MWh for the six-month period, which compares to £15.8/MWh for the prior period.

•	Total operating unit costs, excluding revalorisation (which are calculated by dividing the total operating costs, net of exceptional items and energy supply costs, by total output), were £22.4/MWh for the three-month period and £20.9/MWh for the six-month period, which compares to £16.4/MWh for the prior period. The increase of 27% is mainly due to the lower volumes and the largely fixed cost base as well as the impact of certain cost increases for fuel, pensions and depreciation.

•	Operating cash outflow was £60m for the six-month period net of the impact of further deferred payments agreed with BNFL of £25m and improved working capital management including revised terms of credit with certain suppliers, some of which are interest bearing. Net debt increased in the six-month period by £92m to £402m, primarily as a result of the loss for the six-month period and working capital outflow.

•	A contingent asset of £376m has been accumulated but not recognised in the interim report as at the period end arising from the revised BNFL arrangements. A consequence of this is that the results for the quarter do not reflect the profit and loss account charge that would arise under the revised BNFL back end contracts. However, any cash flow benefits have already been reflected as payments to BNFL assume the revised BNFL contracts are in effect. The profit and loss account charge under the revised BNFL contracts would be £4m higher in the quarter and £5m higher in the six-month period over the charges that arise under the historic contracts compared with £31m lower for the prior period due to increased electricity market prices. The net benefit under the revised BNFL back end arrangements to the date of restructuring will be recognised in the balance sheet of the restructured Group upon implementation of the Proposed Restructuring together with other restructuring related adjustments.

As previously indicated, the Company had already contracted to sell much of its planned nuclear output for the current year during the previous financial year and has had to buy back power. Therefore it has not see the full benefit of the recent rises in electricity prices. These factors, as well as increased pension costs and an increased depreciation charge related to the impairment reversal made in March 2004 have had a significant adverse impact on our profitability and cash flow. In view of the recent unplanned outages and the delayed return to service of Hartlepool and Heysham 1, the Directors consider that the outlook for the Company’s financial and trading prospects for the remainder of the financial year will be challenging.

Explanatory Notes

Certain statements in this document are ‘forward-looking’ statements as defined in Section 21E of the US Securities Exchange Act of 1934. Such forward-looking statements include, among others:

•	statements concerning the Proposed Restructuring and its effect on the Group’s business and financial condition or results of operations;

•	the anticipated development of the UK electricity industry, the future development of regulation of the UK electricity industry, the effect of these developments on our business, financial condition or results of operation; and

•	other matters that are not historical facts concerning the Group’s business operations, financial condition and results of operations.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond the Group’s control and may cause its actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Due to the uncertainties and risks associated with these forward-looking statements, which apply only as at the date hereof, the Company is claiming the benefit of the ‘safe harbor’ provision contained in Section 21E of the US Securities Exchange Act of 1934.

EBITDA is defined by the Company as operating income before interest, income taxes, depreciation and amortisation. The Company has included information concerning EBITDA because it believes that it is used by certain investors as one measure of the Company’s financial performance. EBITDA is not a measure of financial performance under UK GAAP and is not necessarily comparable to similarly titled measures used by other companies. EBITDA should not be construed as an alternative to operating income or to cash flows from operating activities (as determined in accordance with UK GAAP) as a measure of liquidity.

The following discussion and analysis should be read in conjunction with the unaudited financial statements for the three and six months ended 30 September 2004 and the notes thereto which are included in this report. The full financial statements for the year ended 31 March 2004 and the notes thereto are not included in this report but are available on the British Energy website (www.british-energy.com).

British Energy has also prepared a quarterly report on a Form 6-K under US GAAP for the three and six months ended 30 September 2004.

KEY EVENTS

Annual General Meeting

The Annual General Meeting was held on 5 August 2004 at Murrayfield Stadium Conference Centre in Edinburgh, Scotland. The meeting approved each of the ordinary resolutions put to shareholders.

Requisitioned EGM and Delisting

On 3 September 2004 two groups of shareholders, together holding 10.22% of British Energy’s ordinary shares, requisitioned an Extraordinary General Meeting (the Requisitioned EGM). Those groups of shareholders were Polygon Investment Partners LLP (Polygon) and Brandes Investment Partners, LLC (Brandes) and their respective associates. British Energy was, as a result, obliged under the Companies Act 1985 to call the Requisitioned EGM. One of the resolutions proposed by Polygon and Brandes would have had the effect, if passed, of requiring the Company to seek shareholder approval prior to applying for the cancellation of its listings in London and New York. If British Energy was required to take steps to cancel the London listing of its shares in circumstances where shareholders did not approve the Members’ Scheme or the Disposal, but could not have done so as a result of a failure to achieve such shareholder approval, the Company believed, having taken legal advice, that it would have been likely to be in breach of the Creditor Restructuring Agreement.

On 23 September 2004 the Company applied to the United Kingdom Listing Authority (UKLA) to cancel the listings of the ordinary shares and A shares, and the delisting took effect on 21 October 2004. As a consequence of the Company’s application to the UKLA to cancel the listings, the New York Stock Exchange (NYSE) suspended trading in the American Depository Receipts (ADRs) prior to the opening of trading on 28 September 2004. At that time, the NYSE also instituted delisting proceedings. The Company appealed the NYSE’s decision. However, on 6 December 2004, the NYSE affirmed the decision to delist the Company’s ADRs.

On 30 September 2004 Polygon announced that it would withdraw its support for the Requisitioned EGM. Polygon stated that having considered British Energy’s recent circulars it believed there was no commercial logic for it to support the resolutions to be considered at the Requisitioned EGM and confirmed that they would vote against all the resolutions and not further oppose the Proposed Restructuring. On that day, British Energy announced that it would be withdrawing an action against Polygon raised in New York and that the Bondholders had agreed terms to stop litigation commenced in England insofar as it related to Polygon. Brandes subsequently announced on 6 October 2004, that it was not going to pursue the matter further for the time being but that it would continue to monitor events so that it may take appropriate steps to promote the legitimate interests of its clients. The Requisitioned EGM took place on 22 October 2004 and the resolutions that had been proposed were defeated.

State Aid Approval

On 22 September 2004 the Company announced the decision of the Commission that as far as the Proposed Restructuring involves the grant of State aid by the Government, such aid is compatible with the Common Market established through the European Economic Community Treaty. The Commission’s decision is subject to the following conditions:

•	the Company’s nuclear generation business will be ring-fenced from its fossil fuel, supply and trading businesses to ensure the aid to the nuclear business is not used to cross subsidise any other of the Company’s businesses. This measure will last indefinitely;

•	there will be no nuclear or fossil-fuelled capacity expansion (above current capacity) by the Company in the European Economic Area for six years, and no hydro-electric capacity expansion in the UK for the same period; and

•	a restriction on the Company selling to its industrial and commercial customers at prices below the prevailing wholesale market price for six years unless there are exceptional market circumstances as determined by an independent expert.

The Commission has requested enhanced reporting by the Government when payments for uncontracted decommissioning and incremental nuclear liabilities exceed £1,629m, the aim of which is to ensure that the State aid is only being used for authorised purposes.

Amongst other things, the State aid approval also provides that the Government is permitted to fund the payment of: (a) liabilities related to the cost of management of spent fuel loaded into British Energy’s advanced gas-cooled reactors (AGRs) prior to the Effective Date (as defined in the relevant underlying contract) up to £2,185m (which is calculated in real terms as at March 2003 in December 2002 (money) values); (b) the costs of certain other liabilities set out in the Historic Liabilities Funding Agreement which are not however taken into account to calculate the £2,185m cap; and (c) any shortfall of the Nuclear Liabilities Fund Limited (NLF) as regards the payment of liabilities related to the Company’s nuclear assets decommissioning and uncontracted liabilities.

The non-confidential version of the State aid approval which will be published in the Official Journal of the European Union may contain certain financial projections for the years ending 31 March 2005 to 2009 and certain other forward-looking statements and projections that were also supplied by the Government to the Commission. These projections were prepared exclusively for the purpose of the Government’s notification to the Commission of the proposed restructuring aid to British Energy, and were accompanied by appropriate qualifications and explanations from which it could readily be seen that they were not intended to constitute, and do not constitute, profit forecasts. Accordingly, British Energy, its directors and its advisers accept no responsibility for such projections (outside the context for which they were prepared) and no representation is given by any of the above that the results set out in the projections will be achieved.

Indicative Ratings for New Bonds

The Company has been in discussions with Fitch Ratings, Moody’s Investor Services and Standard & Poor’s Rating Services (the Rating Agencies) with regard to obtaining credit ratings for the £550m of new bonds that are to be issued to certain of its creditors and to the NLF upon completion of the Proposed Restructuring pursuant to the terms announced on 1 October 2003.

Preliminary discussions were held with the Rating Agencies in 2003 in advance of agreement on the terms of the Proposed Restructuring and it was stated in the Company’s announcement made on 1 October 2003 that one rating agency had provided an indicative rating for the New Bonds of investment grade and two rating agencies had provided indicative ratings at non-investment grade.

On 23 September 2004, the Company announced that the Rating Agencies had updated their analysis and that all three agencies had now provided indicative non-investment grade ratings for the Company.

These ratings remain prospective and indicative and are subject to the Proposed Restructuring being completed in its proposed form in accordance with the assumptions that have been provided to the Rating Agencies for the purpose of the prospective and indicative rating assessment. These ratings will only be finalised when the New Bonds are issued upon completion of the Proposed Restructuring.

Classification of British Energy in the Public Sector

On 24 September 2004, the Office of National Statistics (ONS) announced that, for the purposes of production of the United Kingdom National Accounts (National Accounts), British Energy had been classified as in the public sector. As explained in the announcement, the National Accounts are produced to describe activities in a national economy, including transactions taking place between sectors of that economy. The ONS is responsible for the National Accounts which are compiled in accordance with international standards. In assessing the status of British Energy as a public sector body, the ONS stated that it took into account the powers conferred on the Government under the terms of the Government Facility and to be conferred on the Government as a result of the Proposed Restructuring.

The National Audit Office (NAO) has independently concluded, on the basis of the circumstances extant as at 21 September 2004, that British Energy should be accounted for post-Restructuring as a quasi-subsidiary of the Department of Trade and Industry (DTI).

This classification of British Energy as a public sector body is relevant for the purposes of compiling the National Accounts but does not affect the implementation of the Proposed Restructuring. Similarly, the NAO’s opinion that the DTI should account for the Company as a quasi-subsidiary does not impact on the implementation of the Proposed Restructuring. The Company is a public limited company owned by its shareholders and managed independently by its board who will be subject to the normal private sector disciplines, fiduciary duties and Companies Act requirements. The Company is an independent entity and has control over a majority of its assets.

In light of the level and type of interaction the Group will have with Government post-Restructuring, the Company will need to conclude whether, for the purposes of FRS8 - Related Party Disclosures, the Government constitutes a related party and if so, what level of disclosure will be required with regard to transactions with the Government, including transactions of a routine nature with parties such as the Inland Revenue, Customs and Excise and local authorities, amongst others.

The NAO’s conclusion does not change the position that the Group has adopted in relation to the application to it of the Utilities Public Procurement Rules.

Satisfaction of Initial Conditions to the Proposed Restructuring

On 12 October 2004 British Energy announced that the initial conditions to the implementation of the Proposed Restructuring as set out in the Creditor Restructuring Agreement entered into on 1 October 2003 between the Company and certain creditors had been satisfied. In particular:

•	as announced on 22 September 2004, the Commission approved the Government’s State aid to the Company in connection with the Proposed Restructuring, subject to certain conditions;

•	the Company’s new arrangements with British Nuclear Fuels plc (BNFL) relating to back end and front end fuel services had become unconditional (save only for conditions relating to completion of the Proposed Restructuring);

•	the new arrangements for the financing of EPL and the banks’ options to acquire the Eggborough Power Station either through a share or asset purchase in 2010 had been exchanged with the relevant banks and had become unconditional (again save only for conditions relating to completion of the Proposed Restructuring);

•	all material Inland Revenue clearances had been obtained;

•	all material unsettled documents had been agreed with creditors; and

•	the Financial Services Authority (FSA) had consented to the Proposed Restructuring for the purposes of British Energy Trading Services Limited’s FSA authorisation.

In accordance with the Creditor Restructuring Agreement, British Energy also entered into a Business Transfer Agreement whereby, if the proposed scheme of arrangement with shareholders is not approved by the relevant shareholders (or otherwise lapses), the Company’s assets will be transferred to British Energy Holdings plc (Holdings plc), which would become an intermediate holding company of the restructured British Energy group.

On 30 November 2004 British Energy announced that it had posted the following documents:

•	a circular to its shareholders in relation to a members’ scheme of arrangement under section 425 of the Companies Act 1985 (the Members’ Scheme) and a disposal of the business and assets of British Energy to Holdings plc (the Disposal);

•	a circular to certain of its creditors in relation to the scheme of arrangement under section 425 of the Companies Act 1985 between British Energy and those creditors (the Creditors’ Scheme); and

•	a document comprising: (i) listing particulars in relation to the issue of new shares (New Shares) and warrants (Warrants) of British Energy Group plc; (ii) a prospectus in relation to the issue of Warrants of British Energy Group plc pursuant to the Disposal; and (iii) listing particulars in relation to the issue of new bonds of Holdings plc (New Bonds).

The indicative timetable for the Proposed Restructuring anticipates admission of the New Shares, Warrants and New Bonds to the Official List of the UKLA and admission to trading on the London Stock Exchange occurring in mid-January 2005. However, the indicative timetable is the best case expectation and may be subject to change and delay. The Group has, therefore, agreed an extension to the present long stop date of 31 January 2005 to 31 March 2005 under the Creditor Restructuring Agreement and also agreed related amendments to other restructuring documents with the requisite majorities of creditors, bondholders, BNFL and the Secretary of State and a related extension of the long stop date under the Government Restructuring Agreement.

Risk Factors

The Proposed Restructuring remains subject to a large number of important conditions including:

•	the Secretary of State’s entitlement not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable in all reasonably foreseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required;

•	the restructured Group having sufficient working capital for its present requirements from the listing of the New Shares and New Bonds;

•	there being no material adverse change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole or of EPL or which is likely to have a material adverse effect on the value of the New Bonds, the New Shares, the CTA Bonds or the new Eggborough arrangements;

•	continuation of the standstill arrangements;

•	the Creditors’ Scheme becoming effective; and

•	listing of the New Shares and New Bonds.

If for any reason the Company is unable to implement the Proposed Restructuring prior to the present or any extended long stop dates and a replacement standstill cannot be agreed with creditors shortly thereafter, it would be unable to meet its financial obligations as they fall due, in which case it may have to take appropriate insolvency proceedings. If the Company were to commence insolvency proceedings, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely there would be any return to shareholders.

Bruce Power Disposal

The disposal of the Company’s interest in Bruce Power was completed on 14 February 2003. On 12 February 2004 the Company received a notice of warranty claims from the consortium which purchased the Group’s 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station. Under the agreement with the consortium C$20m is retained in trust by an escrow agent to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

In addition to the consideration received at the time of the disposal of its interest in Bruce Power, British Energy was entitled to receive up to C$100m, contingent on the restart of two of the Bruce A Units. On 25 May 2004 the Company received C$10m in respect of the restart of Unit 3 in addition to the sum of C$20m already received in respect of the restart of Unit 4. On 12 November 2004 the Company served notice on the escrow agent and Ontario Power Generation Inc. demanding payment of C$40m. A notice of objection was received on 29 November 2004 and the Group is considering what courses of action are open to it. No amounts have been recognised on the Company’s balance sheet at 30 September 2004 because of the uncertainties regarding their realisation

Board Affairs

On 5 August 2004, the Company announced the resignation of David Gilchrist as a Director of British Energy.

On 27 August 2004, the Company announced the appointment of David Pryde as an independent Non-Executive Director with effect from 1 September 2004. David Pryde has extensive trading and risk management experience having held various senior management positions in trading businesses within JP Morgan and Co. Inc. and has sat on the Boards of the Commodity Exchange, the Chicago Mercantile Exchange and the Futures Industry Association.

On 17 September 2004, the Company announced the appointments to the British Energy board of directors (the Board) of Stephen Billingham and Roy Anderson effective as of 16 September 2004.

Stephen Billingham was appointed as Finance Director Designate in August 2004. As part of the ongoing hand over arrangements, he was appointed to the Board and Martin Gatto, formerly the Interim Finance Director, resigned from the Board on the same day and assumed the role of Chief Financial Officer. Stephen Billingham joined British Energy from WS Atkins plc, the engineering consultancy and support services group, where he was Group Finance Director.

Roy Anderson was appointed as Chief Nuclear Officer although this appointment is to be approved by the NII under the terms of the site licences. This approval is expected to be forthcoming. He joined the Company on 5 July 2004 and was previously President of PSEG Nuclear, having also previously been Chief Nuclear Officer of Nuclear Management Company and of Florida Power Corporation.

Performance Improvements

The Performance Improvement Programme (PIP) commenced during the year ended 31 March 2004. An initial mobilisation phase ended in July 2004, which included an asset condition survey to develop a detailed plan of action. The next phases of PIP implementation are focussing on staff organisation, prioritisation of work activities, human performance initiatives and investing in people, processes and the materiel condition of the plant. The final phases are targeted to complete, subject to necessary working capital headroom being available, by 31 March 2007. Certain aspects of remedial capital investment will, however, likely run beyond that into the financial year ending 31 March 2008.

The investment in the materiel condition of plant will focus initially on those items that we believe, from the asset survey condition, represent high priority issues. There can be no assurance that the items of plant that have been identified as lower priority issues, on the basis of information to date, will not be a cause of an unplanned outage in the future or that the order in which higher priority items of plant are dealt with will prevent unplanned outages. Furthermore, it is recognised that to successfully improve the overall business performance the Group will need to perform better across a number of different areas of the business.

By putting in place and implementing PIP, which, in essence, involves investing in people, processes and plant, the Group is aiming to increase the reliability of its nuclear generating assets. PIP should also lead to a reduction in the maintenance backlog. The Group believes that as a result of PIP, if properly implemented, the Group will be better placed to play a role in any future review by the Government of UK energy policy.

However, because of the programme’s wide ranging nature and the time and costs involved in implementing it, the Group does not expect to see the benefits of the hoped for improvement in operational reliability in the current or next financial year, though we have already seen some signs of improving management of projects and thus reducing maintenance backlogs. The degree of improvement in operational reliability and the quantification of its impact on financial results will depend on how the implementation of PIP progresses in the next twelve months but the Directors believe, on the basis of improvement programmes implemented elsewhere in the world, that enhancements in output reliability should be capable of being achieved.

However, AGR power stations are unique to the UK and were built in the 1970s and 1980s by different design consortia to different design specifications. Accordingly, there can be no assurance that the improvement in reliability achieved in other nuclear power station improvement programmes upon which PIP is based and which have been undertaken on newer fleets of nuclear power stations based on non-AGR technology, will be capable of being achieved in respect of the Group’s AGR power stations.

British Energy’s trading development programme to improve and extend existing skills and asset utilisation should be largely complete by April 2005.

Corporate Restructuring

On 15 September 2004 the Company announced the proposed sale of its corporate headquarters located at Peel Park, East Kilbride, Scotland to Kenmore Capital East Kilbride Limited in consideration of a cash payment of £6.6m and a potential additional cash payment of up to £0.3m if certain letting arrangements come to fruition. The Company has also entered into a ten year lease for part of the building. It is expected that the sale will be completed in January 2005. In August 2004 the Company signed a lease for a new corporate headquarters in Alba Campus, Livingston, Scotland.

An agreement to enter into a long-term lease at Innovation House at Westway Business Park in Renfrew, Scotland was announced on 21 September 2004. These offices will house the four engineering teams that are remaining in Scotland.

Pension Valuation

The preliminary report on the Group’s pension schemes, as at 31 March 2004, states that on the ongoing actuarial basis used by the scheme’s actuary, the Generation Group had a funding deficiency of £376m and the Combined Group had a funding deficiency of £9m.

The Group currently anticipates that from 1 April 2005 the rate of employer’s regular contributions for future service benefits under the Generation Group will increase from 17.1% to 22.4%. Additional employer contributions will be paid toward the Generation Group funding deficiency totalling £19m for the year ending 31 March 2006, £19.5m for the year ending 31 March 2007 and £20m for the year ending 31 March 2008.

From 1 April 2005 the rate of employer’s regular contributions for future service benefits under the Combined Group will increase from 15.3% to 19.7%. The Group will also be making additional employer contributions towards the Combined Group funding deficiency, having regard to appropriate funding advice.

Investment Expenditure

During the three and six-month periods, investment expenditure on plant projects, major repairs and strategic spares across the whole Group, including incremental costs associated with PIP, totalled £32m and £64m respectively, of which £17m and £32m respectively may have been capitalised in the past. The main projects in the period included replacement of cast iron pipework, fuel route improvements and the implementation of the work management programme. None of this investment expenditure has been capitalised as fixed assets since it has not been possible to demonstrate that the investment expenditure enhanced the value of the Company’s fixed assets after taking account of our previous impairment review. Based on its current expectations of future electricity prices and output, and therefore financial resources, the Company believes that investment in plant projects, major repairs and strategic spares across the whole Group, which includes incremental PIP expenditure of approximately £20m, will be in the range of £140m to £170m for the year ending 31 March 2005 compared with £128m for the year ended 31 March 2004.

Prior Period Adjustment

In preparing the financial statements for the quarter and the six-month period, the Group has adopted UITF Abstract 17 (revised 2003) (Employee Share Schemes) and UITF Abstract 38 (Accounting for ESOP Trusts) which relate to the measurement of the Employee Share Scheme charge and the presentation and disclosure of own shares held. The adoption of these new UITF Abstracts represents a change in accounting policy and the comparative figures have been restated accordingly.

The Group has restated opening reserves to comply with the above UITF Abstracts so that the profit and loss account reserve has been decreased by £2m and other fixed asset investments have decreased by the same amount as at 1 April 2004. The impact of the adoption of UTIF Abstract 38 on the profit and loss account for the quarter, the six-month period and the year ended 31 March 2004 was not material. The effect of UITF Abstract 17 on the results for the periods ended 31 March 2004 and 30 September 2004 was not material.

Other Factors Affecting Results of Operations

The results of operations are principally affected by changes in plant output (nuclear and fossil fuel), electricity prices and operating costs. Each of these factors is discussed below.

Plant Output

Nuclear output was 13.7 TWh (a 65% load factor) for the three-month period and 28.7 TWh (a 68% load factor) for the six-month period. The UK nuclear output for the equivalent periods in 2003 was 16.3 TWh (a 77% load factor) and 33.3 TWh (a 79% load factor) respectively. The reduction on the previous year is primarily due to unplanned outages.

A feature of the year to date has been the number of unplanned outages. The most significant of these occurred at Hartlepool and Heysham 1. One of the units at Hartlepool has remained shut following the completion of a statutory outage in July for work to demonstrate the integrity of certain boilers, repairs to cast iron pipework and other work required before start-up with a loss in the quarter of 1.5 TWh. A unit at Heysham 1 has also been shut down since late July for the same reasons with a loss in the quarter of 0.9 TWh.

Currently, two units at Hartlepool and two units at Heysham 1 are out of service while modifications are made to the safety cases to address flooding and fire threats and also to address certain other technical issues. The NII have indicated that the safety case to address certain other technical issues will not preclude a return to service. Hartlepool and Heysham 1 are currently not expected to return to service until later this calendar year.

There have been a number of other unplanned outages. Those lasting for fourteen days or more were, in the first quarter, a rotor earth fault at Sizewell B in April which caused one unit to be shut down to carry out repairs with the loss of output of 0.8 TWh, the unit did not return to service until mid June. A reactor at Torness was shut down for most of May for the extension to a planned outage for boiler modifications with the loss of output of 0.5 TWh and one unit at Heysham 2 was out of service between May and June as blocked boiler tubes were cleared with a loss of output of 0.4 TWh. Also in the second quarter, at Heysham 2, one unit was out of service from early July until mid-August to carry out gas circulator inspections with a loss in the quarter of 0.6 TWh. At Dungeness B, a unit was out of service from late June until early August to carry out repairs to the generator with a loss in the quarter of 0.3 TWh.

Output from the coal-fired power station at Eggborough was 1.6 TWh during the three-month period and 3.0 TWh for the six-month period. For the equivalent periods in the previous year, the output was 1.1 TWh and 2.2 TWh respectively. As Eggborough is operated primarily as a flexible mid-merit plant, its output level is influenced by market prices, the Company’s contracted trading position and the extent to which it is operated as cover for unplanned outages at the nuclear power stations.

Commissioning work on the Flue Gas Desulphurisation (FGD) equipment that is being fitted to Units 3 and 4 at Eggborough has continued during the quarter. The FGD has been installed and commissioning tests are in progress. Handover of the project has been delayed pending resolution of certain performance issues. The Company currently believes that the issues can be resolved without having a material adverse effect on the financial or trading position. Once operational, the equipment is designed to reduce emissions of sulphur dioxide to the atmosphere from the units that have been fitted with FGD by approximately 90%. The Company has advised the Environment Agency (the EA) of its intention to “conditionally” opt out Units 1 and 2 under the Large Combustion Plant Directive (the LCPD), limiting each unit to 20,000 operational hours between 1 January 2008 and no later than 31 December 2015. The EA confirmed that the conditional opt out had been granted on 30 June 2004.

Electricity Prices

Forward prices for baseload electricity in the wholesale market have continued to rise during the quarter, responding to rises in fossil fuel prices, especially gas. The market price for annual contracts for delivery from October 2004 onwards has risen from around £23.5/MWh at the end of March 2004 to around £28.4/MWh at the end of June 2004, and closed at £33.2/MWh on 24 September 2004 (the last day on which contracts for winter 2004 were traded), an increase of over 40% in six months.

As of 22 November 2004, contracts were in place covering virtually all of the planned output for the year ending 31 March 2005, of which nearly all are at fixed prices. The average price for these fixed price contracts is £21.0/MWh.

The Group’s trading strategy utilises different routes to market with a view to reducing overall exposure to volatility in short and medium term wholesale electricity market prices whilst seeking to reduce the amount of credit support required. The Group aims to build a portfolio of wholesale trades and direct supply contracts (generally at fixed prices) to approximately match the planned generation output and to further mitigate the exposure to the wholesale market and, in particular, the risk of wholesale electricity market prices falling. This approach does however reduce, in the medium term, the benefit British Energy could receive from rising wholesale electricity market prices.

The realised price was £17.5/MWh for the three-month period and £17.8/MWh for the six-month period. This compares to a realised price of £15.8/MWh for the prior period. The higher realised price is a result of the increase in market prices, partly offset by earlier fixed price contracts entered into at prices below the current market.

Operating Costs

Operating costs after exceptional items were £429m for the three-month period and £837m for the six-month period that compares with £710m for the prior period. These are discussed more fully later in this report in the ‘Results of Operations’ section.

The financial results of both the three-month period and six-month period were affected by a number of exceptional items. The table below summarises the impact of exceptional items (before tax).

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003
	£m	£m	£m
Restructuring costs	14	19	37
Severance costs	1	9	—
Depreciation - corporate headquarters	—	3	—
UK decommissioning fund write-up	—	—	(13)

Exceptional items included within operating costs	15	31	24

Revalorisation (credits)/charges	(1)	1	(40)
Interest rate swaps provision credit	—	—	(3)

Exceptional items included within financing costs	(1)	1	(43)

	14	32	(19)
Exceptional gain on sale of joint venture and businesses	—	(4)	—

Total net exceptional charges/(credits)	14	28	(19)

Exceptional items are discussed more fully in notes 4, 5 and 8 to the financial statements.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2004 AND FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004

Group Performance

The operating result, after exceptional operating charges of £15m, was an operating loss of £78m for the three-month period. The operating result, after exceptional operating charges of £31m, was a loss of £114m for the six-month period compared with an operating loss of £33m for the prior period, after exceptional operating charges of £24m.

The loss on ordinary activities before taxation was £147m for the three-month period and £262m for the six-month period compared with a loss before taxation of £71m for the prior period.

The discussion below focuses on the results of continuing activities for the six-month period compared to the prior period, both before exceptional items.

Turnover

Group turnover from continuing activities comprised generation sales, direct supply sales and miscellaneous income. Turnover for the six-month period was £723m, an increase of £46m on the prior period as detailed below. Turnover was £351m for the quarter.

Increased/(decreased) turnover:	£m
- owing to decreased output	(58)
- owing to increased electricity prices realised	63
- owing to increased energy supply costs recharged to customers	39
- due to an increase in miscellaneous income	2

46

Output reduced by a total of 3.8 TWh compared to the prior period, and comprised output reductions of 4.6 TWh from nuclear operations offset by an increase of 0.8 TWh from Eggborough. Nuclear output was affected by a number of unplanned outages and extensions to planned outages. Output at Eggborough was higher than the prior period as it was operated primarily to take advantage of the higher market prices and to provide cover for unplanned outages at nuclear plants.

The realised price for the quarter was £17.5/MWh. The realised price for the six-month period was £17.8/MWh compared with £15.8/MWh in the prior period reflecting the increase in market prices over the prior period.

Operating Costs

Operating costs of continuing activities excluding exceptional items were £806m for the six-month period, compared to £686m for the prior period, an increase of £120m. Operating costs of continuing activities excluding exceptional items were £414m for the quarter.

Total operating unit costs excluding revalorisation were £20.9/MWh for the six-month period compared to £16.4/MWh for the prior period, primarily due to lower volumes and the largely fixed cost base and certain cost increases in relation to fuel, the pension charge and depreciation.

The component elements of the operating costs are discussed below:

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003
	£m	£m	£m
Continuing activities
– Fuel	105	209	184
– Materials and services	141	268	262
– Staff costs	78	151	112
– Depreciation charges	18	36	25

	342	664	583
Energy supply costs	72	142	103

Total operating costs	414	806	686

Fuel

Total fuel costs amounted to £209m for the six-month period compared with £184m for the prior period and £105m for the quarter. Nuclear fuel costs were £157m for the six-month period compared with £155m for the prior period and coal costs were £52m for the six-month period compared with £29m for the prior period. Nuclear fuel costs were £76m and coal costs were £29m for the quarter.

The £23m increase in coal costs relates to a combination of increased output amounting to £12m and increased coal prices amounting to £11m.

The costs of nuclear fuel increased by £2m in total. The reduced output led to a reduction in costs of £21m but this was more than offset by increased costs of £23m. This increase in costs was due to both inflation and higher electricity prices, which impact on the cost of fuel. There were also one-off credits in the prior period.

On 31 March 2003 and 16 May 2003, the Company announced that it had exchanged contracts covering front end and back end fuel services required to give effect to the non-binding heads of terms entered into with BNFL. The amendments to existing front end contracts contained in the March 2003 deeds of amendment to the existing AGR fuel supply agreements became effective on 1 April 2003 but (except in relation to the new arrangements for the supply of uranics to British Energy Generation Limited (BEG)) may be terminated if the Proposed Restructuring is not completed. The revised back end contracts are conditional on completion of the Proposed Restructuring but payments are being made as if the revised back end contracts had become effective on 1 April 2003.

The financial statements for the three-month and six-month periods have been prepared upon the basis of the historic BNFL contracts in respect of back end fuel costs, pending satisfaction of the restructuring conditions set out in the revised contracts. This is the only element of the Proposed Restructuring that will have a retrospective accounting impact.

The consequence of this is that the results for the quarter and six-month period do not reflect the profit and loss account charge that would arise under the revised BNFL back end contracts, which amounted to an increase in the charge of £4m for the quarter and £5m for the six-month period over the charges that arise under the historic contracts. The effect of the revised arrangements will be recognised on the completion of the Proposed Restructuring, together with other restructuring adjustments. The fuel cost for the quarter under the revised contracts has been calculated using an average electricity price for the quarter, as defined in the revised BNFL back end arrangements, of £24.8/MWh.

As noted above and as part of the standstill arrangements, the Group has made payments during the year to BNFL as if the revised BNFL back end contracts were in place. The difference in the cash payments that include the net profit and loss account savings under the revised contracts, means that included within current liabilities are amounts due to BNFL which will never be paid by the Group, provided the Proposed Restructuring is completed. These amounts totalled £376m at 30 September 2004, an increase of £70m from £306m at 31 March 2004 reflecting payments that would have been made under the historic BNFL contracts and accrued standstill interest offset by fuel costs under the revised back end BNFL contracts.

This matter is discussed further in note 15 to the financial statements.

Amounts in current liabilities due to BNFL but not expected to be paid by the Group provided the Proposed Restructuring is completed:

	£m	£m
Opening balance at 1 April 2004		306
Amounts payable to BNFL under the historic back end contracts for the period	127
Less: amounts paid/payable for the period under the revised BNFL back end contracts, analysed as follows:
Amounts settled	(46)
Amounts included in accruals at period end	(26)

Cash flow benefit arising within the period	55
Finance charges accrued on amounts stoodstill	15

		70

Closing balance at 30 September 2004		376

The net benefit under the revised BNFL back end arrangements to the date of the Proposed Restructuring will be recognised in the balance sheet of the restructured Group upon implementation of the Proposed Restructuring together with other restructuring related adjustments. The ultimate benefit recognised will depend on a number of factors including the date of the Proposed Restructuring, the market price of electricity between 1 April 2003 and the date of the Proposed Restructuring as defined in the contract and the amount of fuel used.

Materials and Services

Materials and services costs comprise the operating expenses of our power stations and support functions excluding fuel costs, staff costs and depreciation. The costs during the six-month period were £268m compared with £262m, an increase of £6m. The costs during the quarter were £141m.

The increase of £6m is due to a number of increased costs amounting to approximately £27m relating in part to increased rates charges, expenditure on PIP and the various office moves. This increase was offset by reductions amounting to around £21m in relation to reduced levels of investment expenditure and reduced outage costs.

Included in materials and services is expenditure of a capital nature of £17m for the quarter. For the six-month period expenditure of a capital nature was £32m, compared with £47m in the prior period. Expenditure of a capital nature is being expensed as operating costs because it was not possible to demonstrate that this expenditure enhanced the value of the Group after taking account of the fixed asset impairment review carried out in the year ended 31 March 2004.

Staff Costs

Staff costs were £151m for the six-month period compared with £112m for the prior period. Staff costs were £78m for the quarter. The increase was £39m, of which £30m relates to pension charges following the revised assumptions being used under SSAP 24 – Accounting for Pension Costs in the current financial year. In the prior period the assumptions used by the Company resulted in no charge to the profit and loss account. The remaining increase of £9m was due to a combination of salary inflation and increased headcount.

Employer contributions to the pension scheme were £13m for the six-month period compared with £14m for the prior period and £7m for the quarter.

Depreciation

Depreciation charges were £36m for the six-month period compared to £25m for the prior period and were £18m for the quarter. The charges for depreciation are significantly affected by the £3,738m write down of fixed assets at 31 March 2003 and have increased compared to the prior year due to the partial write back of £295m at 31 March 2004 (see notes 4 and 8 of the financial statements).

Energy Supply Costs

Energy supply costs mainly comprise the costs incurred for the use of the distribution and transmission systems and are fully recovered through turnover. Energy supply costs also include costs related to meeting the cost of compliance with the Renewables Obligation which are also recovered through turnover. The Group is required to comply with the Renewables Obligation as part of the regulations governing climate change. Total energy supply costs were £142m for the six-month period compared with £103m in the prior period, an increase of £39m. This increase reflects the inclusion of Renewable Obligation Certificates (ROCs) costs and growth in the Direct Supply Business. Total energy supply costs were £72m for the quarter.

Operating Loss

As shown below, the Group operating loss before exceptional items for continuing activities increased by £74m to £83m for the six-month period and was £63m in the quarter:

Operating loss:	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	6 months variance
	£m	£m	£m	£m
Operating loss before exceptional items – continuing activities	(63)	(83)	(9)	(74)
Exceptional items	(15)	(31)	(24)	(7)

Group operating loss – continuing activities	(78)	(114)	(33)	(81)

The increase in operating loss before exceptional items for continuing activities of £74m over the prior six months can be analysed as follows:

Increased/(decreased) operating loss due to:	£m
Output decreases – turnover impact	58
Output decreases – nuclear fuel operating cost impact	(21)
Output increases – coal fuel operating cost impact	12
Electricity price movements – turnover impact	(63)
Coal price movements – operating cost impact	11
Nuclear fuel costs movements - operating cost impact	23
Increased levels of materials and services spend	27
Reduced levels of investment expenditure and outage costs	(21)
Pension costs	30
Salary inflation and increased headcount	9
Increased depreciation charge	11
Other	(2)

74

Financing Charges

Total financing charges for the six-month period were £152m made up of revalorisation of £116m and net interest of £35m and an exceptional revalorisation charge of £1m. This compares with prior period financing charges of £81m made up of revalorisation of £99m and net interest of £25m, exceptional financing credits of £3m and an exceptional revalorisation credit of £40m. Total financing charges for the quarter were £69m. The total financing charges are analysed below:

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003
	£m	£m	£m
Revalorisation of nuclear liabilities	55	132	116
Revalorisation of decommissioning fund	(6)	(16)	(16)
Share of revalorisation of joint venture	—	—	(1)

Total revalorisation	49	116	99
Net interest expense	21	35	25

Financing charges before exceptional items	70	151	124
Exceptional interest credit	—	—	(3)
Exceptional revalorisation (credit)/charge	(1)	1	(40)

Total financing charges	69	152	81

Revalorisation arises because nuclear liabilities are stated in the balance sheet at current price levels, discounted at 3% per annum real from the eventual payment dates. The revalorisation charge is the adjustment that results from restating these liabilities to take into account the effect of inflation in the year and to remove the effect of pro rata discount. Similarly, a revalorisation credit arises in respect of the decommissioning fund that is calculated by applying an actuarial assessment of the long-term investment growth rate to fund contributions in order to determine the asset value to be recorded in the balance sheet. The growth rate used in the calculations is based on 3.5% per annum real.

The net revalorisation charge excluding exceptional items was £116m for the six-month period, an increase of £17m from the prior period. The weighted average UK inflation rate was higher in the six-month period compared with the prior period and this resulted in an increase of £7m. There was a £1m credit in relation to the AmerGen decommissioning fund in the prior period.

The net interest expense charge of £35m in the six-month period was £10m higher than the charge for the prior period. The increase is due in part to higher rates of interest being payable on borrowings. There were also additional amounts payable to BNFL that were not incurred in the prior period and also in the prior period there was an adjustment on the interest rate swap accrual that was not present in the six-month period. These increases were offset by increased interest receivable due to higher interest rates and increased average balances in the six-month period compared with the prior period.

In the six-month period there was an exceptional charge of £1m in respect of revaluation of the decommissioning fund receivables which compares with the exceptional credit of £40m in the prior period. There was an exceptional credit of £1m for the quarter. These are discussed more fully in note 5 to the financial statements.

Taxation

There was no taxation charge on ordinary activities in either the three-month period or the six-month period. The taxation charges reflect the anticipated effective tax rates relating to the underlying business performance on a pre-restructured basis for the year ending 31 March 2005. The tax charge for the prior period was £8m and comprised the overseas tax charge in respect of the Group’s liability for its share of AmerGen’s taxable profits. There was no UK tax charge in the prior period as taxable losses were incurred.

No deferred tax asset has been recognised at 30 September 2004 or 30 September 2003.

Loss on Ordinary Activities

As a result of the factors discussed above, there was a loss on ordinary activities after taxation for the six-month period of £262m compared with a loss on ordinary activities after taxation of £79m for the prior period. The loss on ordinary activities after taxation for the quarter was £147m.

Deficit per Share

There was a deficit per share of 43.5p for the six-month period compared to a deficit of 13.1p for the prior period and for the quarter there was a deficit per share of 24.4p.

Research and Development

We support primarily scientific and engineering research activities directed toward securing further improvements in the reliability, performance and safety of the generating business and related activities. For the three-month period and six-month period expenditure on research and development was £3m and £7m respectively which is included within material and services costs and in the prior period the expenditure on research and development was £6m.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operating Activities

A reconciliation of profit after tax and exceptional items to earnings before interest, income taxes, depreciation and amortisation (EBITDA) is shown in the following table. EBITDA is a measure commonly reported and widely used by analysts, certain investors and other interested parties, as well as a measure used internally by the Group. The EBITDA calculations are shown for the total results and also exclude the disposals during the period and exceptional items for the continuing business. The EBITDA calculation for the continuing activities is further reconciled to the operating cash flow from continuing activities and then to the decrease in total cash.

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003
	£m	£m	£m
Loss after tax and exceptional items	(147)	(262)	(79)
Interest (including exceptional items)	21	35	22
Revalorisation (including exceptional items)	48	117	59
Tax (including exceptional items)	—	—	8
Depreciation (including exceptional depreciation)	18	39	25

EBITDA	(60)	(71)	35
Gain on sale of businesses	—	(4)	—
AmerGen profit	—	—	(43)
Net exceptional charges other than depreciation	15	28	24

EBITDA – continuing activities	(45)	(47)	16
Nuclear liabilities charged to operating costs	31	66	63
Nuclear liabilities discharged	(21)	(58)	(19)
Regular contributions to decommissioning fund	—	(5)	(9)
Movement in other provisions	(6)	2	(2)
Exceptional operating cash costs	(6)	(11)	(19)
Working capital movements	48	(7)	(56)

Operating cash flow from continuing activities	1	(60)	(26)
Taxation paid	—	—	(15)
Disposal of investments	—	4	9
Net interest paid	(21)	(36)	(39)

Decrease in total cash	(20)	(92)	(71)

Represented by:
Increase in debt in the period	—	—	(97)
Decrease in cash in the period	(48)	(136)	(43)
Increase in liquid resources	28	44	69

Increase in net debt in the period	(20)	(92)	(71)

The operating cash outflow from continuing activities for the six-month period was £60m, £34m higher than the prior period. Included in the cash flows are capital investment amounts paid totalling £32m for the six-month period and £47m for the prior period that have been expensed as part of materials and services costs that may have been capitalised in the past.

When adjusted for the receipts from the sale of investments, the net interest paid and the taxation paid, there was a decrease in total cash of £92m for the six-month period compared with a decrease of £71m in the prior period. The decrease in cash in the first quarter was £72m and the second quarter performance was ameliorated by working capital improvements.

The movement on working capital of £7m for the six-month period can be attributed to a decrease in creditors due to reduced trading that is offset by reduced trade debtors also due to the reduced levels of trading. The working capital position was positively impacted by total deferred payments of £45m to BNFL and improved working capital management including revised terms of credit with certain suppliers, some of which are interest bearing.

Management of Liquid Resources

The net cash outflow due to movements in financial investments and increases in term deposits was £44m in the six-month period. The balances on the term deposit accounts holding the collateral amounts increased from £297m at 31 March 2004 to £341m at 30 September 2004.

Capital Resources

At 30 September 2004, total debt of £883m comprised:

•	a project finance loan of £475m secured on the assets of EPL, a subsidiary company that operates the Eggborough coal-fired power station. At 31 March 2004, the effect of the interest rate contracts was to classify the borrowings as fixed rate. Amounts owed by EPL are not guaranteed by British Energy but British Energy guarantees the payment of amounts by British Energy Power and Energy Trading Limited (BEPET) to EPL under the Capacity and Tolling Agreement (CTA) between BEPET and EPL. The contractual amounts payable by BEPET under the CTA are calculated so as to cover, amongst other things, EPL’s borrowing requirements and operating costs. British Energy also provides a subordinated loan facility to EPL. The final instalment of loan principal will be repaid in 2011. The loan currently bears interest at LIBOR plus 1.3%. It is proposed that these arrangements will be restructured as part of the Proposed Restructuring of the Group. For further details of the Proposed Restructuring see note 1 to the financial statements; and

•	an aggregate principal amount of £408m sterling denominated bonds due between 2003 and 2016. The bonds bear interest at a rate of between 5.9% and 6.2%. An aggregate principal amount of £110m matured in March 2003 but payment has been stoodstill as part of the arrangements of the Proposed Restructuring of the Group.

There were no drawings under the Government Facility at any point during the six-month period ended 30 September 2004. Since 22 September 2004, no further drawings could be made under the Government Facility. The conditions applying to the Government Facility are more fully discussed in note 1 to the financial statements.

Net debt increased in the six-month period by £92m to £402m, primarily as a result of the loss for the six-month period, interest payments and working capital outflow.

Liquidity

The Group had cash and liquid resources, including amounts posted as collateral, of £481m at 30 September 2004 of which £341m was deposited as collateral in support of trading and operating activities.

The Group’s main source of liquidity is its operating businesses. Cash generation by the operating businesses is dependent upon the reliability of the Group’s power stations in producing electricity, the realised selling price for electricity, operational risk and capital investment expenditure (expensed in the profit and loss account since 1 April 2003) and maintenance requirements. The Group’s liquidity is also affected by the collateral requirements relating to trading activities and the terms of payment relating to suppliers.

The Group lost its investment grade rating in September 2002. The loss of investment grade rating has meant that the Group now has to provide significant levels of collateral to counterparties in order to cover their trading exposures, to maintain trading arrangements, thereby substantially reducing the levels of cash resources available to the Group. Given the financial circumstances of the Group, certain contracts may be capable of being terminated. Such termination may result in termination payments being payable as well as having an adverse effect on cash flows.

The Company announced on 23 September 2004 that it had been in discussions with Fitch Ratings, Moody’s Investor Services and Standard and Poor’s Rating Services, with regard to obtaining credit ratings for the £550m of New Bonds that are to be issued to certain of the Company’s creditors and the Nuclear Liabilities Fund upon completion of the Proposed Restructuring pursuant to the terms announced on 1 October 2003. All three rating agencies provided indicative ratings at non-investment grade. Subsequent to the Company’s announcement, Fitch Ratings and Moody’s Investor Services published their indicative ratings for the bonds of BB-/Ba3 respectively.

These ratings remain prospective and indicative only and are subject to the Proposed Restructuring being completed in its proposed form and in accordance with the assumptions that have been provided to the agencies for the purpose of the indicative rating assessment. The ratings will only be finalised upon issuance of the New Bonds as part of the completion of the Proposed Restructuring.

Following the receipt by the Secretary of State of notification from the Commission that as far as the Proposed Restructuring involves the grant of State aid by the Government, such aid is compatible with the Common Market, the Government Facility has ceased to be available for further utilisation from 22 September 2004.

The Company’s strategy for securing part of its income through fixed price contracts means that in a volatile and rising electricity market the collateral requirements are also volatile. The extent to which the Company is able to trade forward is therefore limited by the amount of collateral available. The Board of British Energy plc remains of the opinion that the working capital available to the Group is not sufficient for the present requirements of the Group pending the Proposed Restructuring. In light of the statements made in the circular to shareholders dated 29 November 2004 and in the prospectus of British Energy Group plc and British Energy Holdings plc which accompanied the circular to shareholders, and which were prepared on the basis that the Proposed Restructuring is completed, there is sufficient working capital to meet the Company’s present requirements, that is, for at least one year following the date of the circular to shareholders.

On 25 August 2004 BEG entered into a three year trade receivables financing facility (Receivables Facility) with Barclays Bank plc under which, on utilisation, BEG will sell to the financial institution on a full recourse basis receivables arising from its direct supply business. The amount of funding available to BEG under the Receivables Facility is limited to £60m and is dependent on the amount of eligible receivables available at utilisation, which, in turn, is subject to, amongst other things, seasonal changes in the demand and price for electricity, certain reserving requirements that adjust over the life of the Receivables Facility agreement and to limits on customer concentrations within the receivables portfolio. As at 30 September 2004 and 30 November 2004, the Receivables Facility was undrawn.

The Proposed Restructuring remains subject to a number of important conditions, including:

•	the Secretary of State’s entitlement not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable in all reasonably foreseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required;

•	the restructured Group having sufficient working capital for its present requirements from the listing of the New Shares and New Bonds;

•	there being no material adverse change in the current or future business or operations, financial or trading position, profits or prospects of the Group as a whole or of EPL or which is likely to have a material adverse effect on the value of the New Bonds, the New Shares, the CTA Bonds or the new Eggborough arrangements;

•	continuation of the standstill arrangements;

•	the Creditors’ Scheme becoming effective ; and

•	listing of the New Shares and New Bonds.

Some uncertainties that may affect the Group’s cash flow position, performance or outlook are described in this Management’s Discussion and Analysis.

If the conditions to the Proposed Restructuring are not fulfilled within the time scales envisaged or required, or if there is a material deterioration in the Group’s cash flow position, performance or outlook, or if the restructuring and standstill arrangements which the Group has entered into with certain of its creditors are terminated, British Energy may be unable to meet its financial obligations as they fall due and consequently the Company may have to take appropriate insolvency proceedings, in which case the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is highly unlikely to be any return to shareholders. Further details on the Proposed Restructuring are contained in note 1 to the financial statements.

Post Balance Sheet Events

Output Forecast

On 18 November 2004, the Company announced that in light of the work being undertaken at Hartlepool and Heysham 1 the nuclear output target for the year ending 31 March 2005 had been reduced to 59.5 TWh. The Company is satisfied that, in the current circumstances and at the date of this report, the impact of this downward revision in output target and the movements in electricity prices on the carrying value of the nuclear assets is not material.

Contingent Liabilities

On 12 February 2004, British Energy and certain of its subsidiaries received a notice of warranty claims from the consortium which purchased the Group’s 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station.

The tax claim relates to the treatment of expenditure at the Bruce Power plant during the period of the Company’s part ownership and is currently being considered by the Canadian tax authorities. The treatment proposed by British Energy could result in a rebate of a material amount of tax to the Group that has never been recognised in the financial statements. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. British Energy has rejected the tax claim. The Company is confident that the amount of the tax claim should not, in any event, materially exceed the amount of the rebate, and that the tax claim should have no material cash flow impact on the Group.

The claim relating to the condition of the plant is based upon alleged erosion of certain parts of the steam generators, including the support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. British Energy has rejected the claim and expects to defend it if it is pursued further. No provision has been made in the financial statements at 30 September 2004 for either claim.

Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

As a result of an accounting adjustment made by Exelon in AmerGen’s management accounts and closing accounts as at 21 December 2003, British Energy Investment Limited may be required to make a payment to Exelon of up to US$13.7m together with accrued interest since December 2003. British Energy served a dispute notice on Exelon on 4 June 2004 to preserve its rights and the parties are endeavouring to resolve the matter amicably. The agreement with Exelon for the sale of AmerGen requires that, prior to instituting any litigation or other dispute resolution procedure, the companies will in good faith seek to resolve any dispute. Furthermore, the Company is reviewing with Exelon the effect on the working capital adjustment resulting from a change to the estimated tax recoverable for prior periods made after the consummation of the sale, which, if agreed, may result in an increase in the purchase price adjustment payable to Exelon. The increase in the purchase price adjustment resulting from the change in the estimated tax recoverable is currently estimated to be in the range of up to US$6.3m.

On 17 September 2004, the ad hoc committee of British Energy’s Bondholders commenced proceedings in the High Court in London against Polygon, Brandes and the Company, seeking a variety of relief against the different defendants to the action. The claimants sought a declaration against British Energy that British Energy was bound by the terms of the Creditor Restructuring Agreement as well as specific performance by British Energy of its obligations under the Creditor Restructuring Agreement, and potentially also damages. In the light of the outcome of the Requisitioned EGM on 22 October 2004, it is not clear whether these proceedings will continue, or whether they will be discontinued.

Subsequently the Bondholders agreed terms to stop the litigation insofar as it related to Polygon.

Dividend Policy

The Board intends to distribute to shareholders as much of the Company’s available cash flow as prudently possible, but not prior to the completion of the Proposed Restructuring, and not until the operational requirements of the business permit. In addition, under the terms of the Proposed Restructuring, there are certain restrictions on or factors affecting the Board’s ability to pay dividends, including:

•	a cash reserve is required to be funded out of the Company’s net cash flow in order to support British Energy Group plc’s collateral and liquidity requirements following the Proposed Restructuring. The initial target amount for the cash reserve is £490m plus the amount by which cash employed as collateral exceeds £200m (the Target Amount). Prior to paying any dividend, the Company’s cash must equal or exceed the Target Amount and certain amounts specified in the Contribution Agreement;

•	the terms of the Contribution Agreement also require that once the cash reserve is funded to the Target Amount, the Company must make the NLF Cash Sweep Payment. Initially this is 65% of the increase in cash, cash equivalents and other liquid assets during the year after adjusting for certain matters (the Payment Percentage). The Payment Percentage may be adjusted for certain corporate actions but may never exceed 65%. The requirement to make the NLF Cash Sweep Payment will greatly reduce the amount of cash that would otherwise be available for distribution to shareholders. In addition, the Company may not pay any dividends without making an additional payment to the NLF if the result of paying such dividend would be that the aggregate amount of dividends paid to shareholders following the Proposed Restructuring would exceed the aggregate of the annual adjusted net cash flow in such period less the aggregate NLF Cash Sweep Payment payable in such period;

•	the terms of the New Bonds contain certain covenants, including a restriction that allows British Energy to pay a dividend only if no event of default has occurred; and

•	the Company must have distributable reserves.

As a result of these restrictions and after making a prudent allowance for collateral requirements, the Directors consider that the earliest period for which a dividend may be declared is the financial year ending 31 March 2007.

Subject to these restrictions, the Board intends to distribute to shareholders as much of the Company’s available cash flow as prudently possible. Any such decision to make such a distribution will be made in the circumstances of the time. In relation to any financial year in respect of which the Company might otherwise be permitted to pay a dividend, the Directors might, for example, consider during the course of that year (or subsequent to it) whether it would be prudent to redeem or repurchase New Bonds and CTA Bonds (together with accelerated payments of fixed decommissioning payment to the NLF), make additional contributions to the Group’s pension schemes, allocate cash to the Forecast Expenditure Reserve in accordance with the Contribution Agreement (for instance, to meet certain qualifying expenditure on PIP which is due in the following financial period, to acquire or finance a specific fixed asset or undertaking (expected to be with cash and not from borrowings)) or retain cash reserves in excess of the Target Amount.

Movements in the operational cash flow (prior to debt service and the adjustments referred to above) from one financial year to another are likely to be volatile, for example because of movements in the wholesale price of electricity and variability in output.

Taking account of the constraints set out above, consideration of prudence and the likely volatility of operational cash flows, the Board believes that any dividends paid by the Company may vary in size and frequency.

International Accounting Standards

The project undertaken to review the impact of International Accounting Standards and International Financial Reporting Standards is continuing. This will identify and implement the changes required to the Group’s accounting policies, information systems, management processes and financial reporting activities. International Accounting Standards are required to be used in preparing the consolidated Group financial statements from 1 April 2005 onwards.

Quantitative and Qualitative Disclosures About Market Risk

The following discussion relates to the financial instruments, derivative instruments and derivative commodity instruments held by British Energy at 30 September 2004, which are potentially sensitive to changes in interest rates, foreign exchange rates, commodity prices and equity markets. The Group uses derivative instruments to hedge the primary market exposures associated with the underlying assets, liabilities and committed transactions.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Overview

The main financial risks faced are trading risks in England and Wales in respect of both price and volume output on the sale of electricity while in Scotland the risk is all price related during the term of the Nuclear Energy Agreement (NEA). There is also an exposure to risks associated with fluctuations in the equity markets through the UK Nuclear Generation Decommissioning Fund Limited (UK Decommissioning Fund) and the Group’s pension schemes. Policies have been instituted for managing each of these risks, which have been approved by the Board. Each of these risks is discussed in more detail below with the exception of liquidity and funding risk that is more fully discussed in the ‘Future Liquidity’ section above.

The Power and Energy Trading Division manages electricity trading risks. The Power and Energy Trading Division operates within policies and procedures that are approved by the Board and monitored by the Trading Review Committee and by a sub-committee of the Executive Committee.

Non-trading risks (i.e. cash resources, debt finance and financial risks) are managed by the central treasury function (Group Treasury). Group Treasury operates within policies and procedures approved by the Board. Group Treasury uses appropriate and available instruments, within specified limits, to manage financial risk but is not permitted to take speculative, open positions. Both Group Treasury and the Power and Energy Trading Division are subject to regular scrutiny from the Internal Audit Department.

Interest Rate Risk Management

The market value of debt varies with fluctuations in prevailing interest rates in the United Kingdom.

Eggborough related derivative agreements (nominal amount of £367m as at 30 September 2004 (31 March 2004: £377m)) have been amended as part of the Proposed Restructuring process. The derivatives were originally established to convert the variable rate financing used to purchase the Eggborough power station to fixed rate over an agreed profile. The effect of the amendment has been to fix future interest payments under the swaps from October 2004 onwards.

In addition, the Group had interest rate derivatives with a mark to market loss of £4m at 30 September 2004 that were originally established as an interest rate hedge. These derivatives were no longer deemed effective because of the Proposed Restructuring and a provision has previously been established for the loss.

At 30 September 2004 the total of investments in liquid funds and cash at bank amounted to £481m, and had maturity dates due within one year. Cash not immediately required for business purposes is invested in fixed-rate term deposits and money market funds. At 30 September 2004 the term deposits and money market funds not used to fund collateral were due to mature or were available within one month and earned interest at an average rate of 4.8%. Term deposits, money market funds and bank balances at 30 September 2004 include £341m of cash that has been deposited in collateral bank accounts and earned interest at an average rate of 3.9%. Availability of this cash is, therefore, restricted over the periods of the collateralised positions.

As the deposit terms are short-term, the carrying value of the investment in liquid funds and cash at bank at 30 September 2004 approximates to the fair market value.

Foreign Exchange Risk Management

There are potential future foreign currency transactions in relation to the finalisation of the sales of Bruce Power and AmerGen. When these cash flows become more certain in the future the Group will evaluate currency hedging opportunities, balancing the cost and availability of entering into such transactions against the underlying currency risk.

At 30 September 2004 there were no foreign exchange contracts in place.

Electricity Trading Risk Management

British Energy’s trading activities relate principally to supporting the power generation business and direct supply business. The trading operations, therefore, act principally as wholesale marketers rather than as pure financial traders. The principal objective of the Company’s trading activities is to increase the return on assets while hedging the market risk associated with plant output and market price.

Under NETA in England and Wales, any mismatch between actual metered generation (or demand) and the notified contract position is settled through the balancing mechanism at generally unfavourable prices. The Company generally sells all planned nuclear output forward to minimise the exposure to unfavourable prices pursuant to the balancing mechanism. The risks in the wholesale market are managed through a contracting strategy that builds a portfolio of forward contracts of different lengths.

Eggborough power station provides a flexible generation capability that fulfils three purposes designed to enhance profitability. Firstly, it provides a means for compensating for unplanned lost output from the nuclear units at short notice; secondly it provides the capability to profile the output to meet the requirements of both wholesale and direct supply business customers; and thirdly, it provides a flexible capability.

The Company trades in the short-term wholesale markets and on the power exchange to buy and sell power to balance the overall portfolio. During periods of unplanned loss from nuclear plant this will result in buying in these markets and also potentially increased generation from Eggborough.

British Energy’s policy is to manage credit exposure to trading and financial counterparties within clearly defined limits. The Trading Review Committee and a sub-committee of the Executive Committee strictly monitor electricity trading activities and place controls through delegated authorities and procedures, which include specific criteria for the management of counterparty credit exposures.

Output from the two nuclear stations in Scotland will continue to be sold under the terms of the NEA to Scottish Power and Scottish and Southern Energy until 1 April 2006, or the introduction of BETTA (currently scheduled for 1 April 2005), whichever is earlier.

Equity Risk Management

The UK Decommissioning Fund was established to provide for the eventual decommissioning of the Group’s UK nuclear power stations. Cash contributions are made on a quarterly basis to a payment profile set out in a contract between the Group and the UK Decommissioning Fund and are invested by the Trustees of the UK Decommissioning Fund in UK marketable fixed income debt, equity securities and property in accordance with its investment policy. British Energy is ultimately responsible for contributions to the UK Decommissioning Fund. Therefore, the level of future contributions, which are reviewed every five years in conjunction with the review of ultimate decommissioning costs, depend partly on the estimated long-term investment performance of the equity and debt instruments in which the contributions are invested and returns on investments in property. Income from dividends and other returns on the underlying investments are retained by the UK Decommissioning Fund and then invested in debt and equity securities.

The balance on the UK Decommissioning Fund receivable was recorded in the balance sheet at £460m at 30 September 2004, which approximates to its market value. The UK Decommissioning Fund comprised debt and equity securities and property with market values of £412m and £48m respectively at 30 September 2004 and £396m and £44m respectively at 31 March 2004.

If the Proposed Restructuring is completed, the Group’s liabilities in respect of the decommissioning of its stations will be governed by the terms of certain of the restructuring agreements with Government relating to the establishment and operation of the NLF. As a consequence, the Group’s level of obligation for decommissioning liabilities will be pre-determined, and will not be subject to fluctuations in the values of assets held by the UK Decommissioning Fund.

Under the transitional rules permitted under FRS17 – Retirement Benefits, the Group disclosed a deficit of pension fund assets to liabilities of £325m as at 31 March 2004. The level of employer contributions to the Group pension schemes will be formally confirmed following the triennial actuarial valuation that is being carried out with an effective date of 31 March 2004 and which is expected to be finalised later this financial year. The level of re-assessed contributions will depend partly on the estimated long-term investment performance of the equity and debt instruments in which contributions are invested.

Group Profit and Loss Account

For the three months and six months ended 30 September 2004 (unaudited)

	Notes	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003 restated	Year ended 31 March 2004 restated
		£m	£m	£m	£m
Turnover:
Group and share of discontinued joint venture turnover		351	723	795	1,660
Less: share of turnover in discontinued joint venture	3	—	—	(118)	(144)

Group turnover – continuing activities	3	351	723	677	1,516

Operating costs before exceptional items	4	(414)	(806)	(686)	(1,459)
Exceptional operating items	4	(15)	(31)	(24)	283

Operating costs after exceptional items	4	(429)	(837)	(710)	(1,176)

Group operating (loss)/profit – continuing activities:		(78)	(114)	(33)	340
Share of operating profit of discontinued joint venture		—	—	43	21

Operating (loss)/profit: Group and share of discontinued joint venture		(78)	(114)	10	361
Exceptional gain on sale of joint venture and businesses	8	—	4	—	47
Financing (charges)/credits:
Revalorisation charges	5	(49)	(116)	(99)	(185)
Net interest	5	(21)	(35)	(25)	(64)
Exceptional revalorisation credits/(charges)	5	1	(1)	40	68
Exceptional interest and other financing credits	5	—	—	3	5

(Loss)/profit on ordinary activities before taxation	3	(147)	(262)	(71)	232
Taxation on (loss)/profit on ordinary activities	6	—	—	—	2
Share of taxation of discontinued joint venture	6	—	—	(8)	—

(Loss)/profit for the period attributable to shareholders		(147)	(262)	(79)	234

(Deficit)/earnings per share (p):
Basic	7	(24.4)	(43.5)	(13.1)	38.9

Group Balance Sheet

As at 30 September 2004 (unaudited)

	Notes	30 September 2004	30 September 2003 restated	31 March 2004 restated
		£m	£m	£m
Fixed assets
Tangible assets and investments	8	896	793	935

Current assets
Decommissioning fund		460	398	440
Stocks		356	376	350
Debtors		329	385	374
Investments – liquid funds	14	355	315	311
Cash at bank		126	44	262

		1,626	1,518	1,737

Creditors: amounts falling due within one year
– borrowings	9	(220)	(270)	(197)
– other	9	(1,278)	(1,123)	(1,250)

	9	(1,498)	(1,393)	(1,447)

Net current assets		128	125	290

Total assets less current liabilities		1,024	918	1,225

Creditors: amounts falling due after more than one year
– borrowings	9	(663)	(710)	(686)
– other	9	(1,907)	(1,903)	(1,893)
Provisions for liabilities and charges	9	(1,882)	(1,776)	(1,812)

Net liabilities		(3,428)	(3,471)	(3,166)

Capital and reserves
Called up equity share capital		277	277	277
Share premium		76	76	76
Capital redemption reserve		350	350	350
Profit and loss account		(4,224)	(4,267)	(3,962)

Equity shareholders’ funds	11	(3,521)	(3,564)	(3,259)
Non-equity shareholders’ interests		93	93	93

		(3,428)	(3,471)	(3,166)

Group Cash Flow Statement

For the three months and six months ended 30 September 2004 (unaudited)

	Notes	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	Year ended 31 March 2004
		£m	£m	£m	£m
Net cash inflow/(outflow) from operating activities	12	1	(60)	(26)	156

Returns on investments and servicing of finance		(21)	(36)	(39)	(75)

Taxation paid		—	—	(15)	(12)

Disposals	8	—	4	9	171

Management of liquid resources	13	(28)	(44)	(69)	(65)

Financing	13	—	—	97	—

(Decrease)/increase in cash	13	(48)	(136)	(43)	175

Group Statement of Total Recognised Gains and Losses

For the three months and six months ended 30 September 2004 (unaudited)

	Notes	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	Year ended 31 March 2004 restated
		£m	£m	£m	£m
(Loss)/profit for the period		(147)	(262)	(79)	234
Translation differences on foreign currency net investments		—	—	(9)	(15)

Total recognised (losses)/profits relating to the period		(147)	(262)	(88)	219
Prior year adjustment	1	—	(2)	—	—

Total gains and losses recognised		(147)	(264)	(88)	219

Notes to the financial statements

1. Basis of Preparation

(i) Introduction

These interim financial statements have been prepared on the basis of accounting policies consistent with those set out in the Group financial statements for the year ended 31 March 2004 except where detailed in (ii) below and note 2. This is the first set of quarterly results for the second three months of the financial year to be published by British Energy and therefore no comparative information on the quarterly results is provided for the comparative period in the prior year. Comparative information is provided for the six months results. In this discussion British Energy plc is referred to as ‘British Energy’ or ‘the Company’ and ‘the Group’ refers to the Company and its subsidiaries.

Fixed annual charges are apportioned to the quarterly period on the basis of time elapsed. Other expenses are accrued in accordance with the same principles used in the preparation of the annual accounts.

On 22 December 2003, the Group disposed of its 50% interest in AmerGen Energy Company LLC (AmerGen), therefore, its results up to the point of disposal have been classified as discontinued joint venture operations during the prior year. All other activities of the Group have been shown as continuing activities.

The interim financial statements for the three months and six months ended 30 September 2004 are unaudited but have been formally reviewed by the auditors and their report to the Company is set out below. The figures for the year ended 31 March 2004 have been extracted from the full financial statements for that year, which have been delivered to the Registrar of Companies. The report of the auditors on these accounts was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985. The auditors’ report included within the Report and Accounts of the Group for the year ended 31 March 2004 includes a reference to a fundamental uncertainty in respect of the going concern basis of the Group. The interim financial statements were approved by the Board of Directors on 9 December 2004.

(ii) Prior Period Adjustment

As noted in our interim financial statements for the quarter ended 30 June 2004, the Group has adopted UITF Abstract 17 (revised 2003) (Employee Share Schemes) and UITF Abstract 38 (Accounting for ESOP Trusts) which relate to the measurement of the Employee Share Scheme charge and the presentation and disclosure of own shares held. The adoption of these new UITF Abstracts represents a change in accounting policy and the comparative figures have been restated accordingly.

The Group has restated opening reserves to comply with the above UITF Abstracts so that the profit and loss account reserve has been decreased by £2m and other fixed asset investments have decreased by the same amount as at 1 April 2004. There was no prior year profit and loss account effect and no impact on the 30 September 2004 profit and loss account from the adoption of UITF 38. The effect of UITF 17 on the results for the periods ended 31 March 2004 and 30 September 2004 was not material.

(iii) Background to Proposed Restructuring

Having reviewed the longer-term prospects of the business, on 5 September 2002 the Directors of British Energy announced that they had no alternative but to seek financial support from the UK Government. On 9 September 2002 the UK Government granted the Company a credit facility of up to £410m (the Government Facility) to provide working capital for the Group’s immediate requirements and to allow British Energy to stabilise its trading position in the UK and North America. On 26 September 2002 British Energy announced that the UK Government had agreed to extend a revised Government Facility for up to £650m until 29 November 2002 to give the Company sufficient opportunity to develop a restructuring plan. On 28 November 2002 British Energy announced that the Government Facility had been further extended until 9 March 2003. The Government Facility is cross-guaranteed by the principal Group subsidiaries (excluding Eggborough Power (Holdings) Limited and Eggborough Power Limited (EPL)) and is secured by, among other things, fixed and floating charges and/or share pledges granted by those subsidiaries. The Government Facility also contains a requirement to provide further security as required by the Secretary of State for Trade and Industry (the Secretary of State) provided that the creation of such security would not cause a material default under any contract to which any member of the Group is a party or a breach of law.

On 14 February 2003 British Energy and certain of its subsidiaries announced that they had entered into binding standstill agreements, namely:

(a)	the Standstill Agreement between British Energy and its subsidiaries and the bank syndicate that provided financing for the Eggborough coal-fired power station (the Eggborough Banks), The Royal Bank of Scotland plc (RBS) as provider of a letter of credit to the Eggborough Banks, the Group’s significant trade creditors, Teesside Power Limited (TPL), TotalFinaElf Gas and Power Limited (now Total Gas & Power Limited) (Total) and Enron Capital & Trade Europe Finance LLC (Enron) (TPL, Total and Enron (which have subsequently transferred their respective interests to Deutsche Bank) being collectively referred to as the Significant Creditors) and British Nuclear Fuels plc (BNFL); and

(b)	the Bondholder Restructuring Agreement between British Energy, British Energy Generation Limited (BEG), British Energy Generation (UK) Limited (BEGUK) and certain holders of British Energy bonds due in 2003, 2006 and 2016 (the Bonds) (the holders of those bonds being referred to collectively as the Bondholders).

1. Basis of Preparation (continued)

On 7 March 2003 British Energy announced that the UK Government had agreed to extend the Government Facility in the reduced amount of £200m, such that it would mature on the earliest of (1) 30 September 2004, (2) the date on which the proposed restructuring, outlined in (iv) below, (the Proposed Restructuring) becomes effective, and (3) any date notified by the Secretary of State to British Energy on which repayment of amounts outstanding under the Government Facility are required as a result of a European Commission (Commission) decision or an obligation under EU law (the Final Maturity Date). In the meantime the Secretary of State may have required repayment of the Government Facility if she concluded that the Proposed Restructuring could not be completed in the manner or time scales envisaged. Following the receipt by the Secretary of State of notification from the Commission that as far as the Proposed Restructuring involved the grant of State aid by the Government, such aid was compatible with the Common Market, from 22 September 2004 no further drawings could be made under the Government Facility. Since no incremental collateral could be posted under the Government Facility, incremental collateral requirements are being provided by a charge over cash deposits in certain of our accounts. The Government Facility’s Final Maturity Date was amended on 29 November 2004 to the earlier of: (a) the date on which the Government Restructuring Agreement will terminate pursuant to its terms; (b) any date notified by the Secretary of State to British Energy on which repayment of amounts outstanding under the Government Facility are required as a result of a decision of the Commission or any obligation under European Community law; or (c) the date upon which documentation required to effect the Proposed Restructuring has been executed and delivered and/or any schemes of arrangement have, if necessary, been sanctioned by the High Court and become effective in accordance with their terms to give effect to the Proposed Restructuring.

On 1 October 2003, the Company announced that it had agreed the terms of the Proposed Restructuring of the Group with certain of the Group’s creditors and the Secretary of State and by 31 October 2003 had obtained the further approvals and agreements required.

The Company also disposed of its 50% interest in AmerGen to Exelon Generation Company LLC (Exelon) in October 2003 for US$277m, subject to various adjustments and conditions including a break fee of US$8.295m payable to FPL Group Inc. The disposal was completed on 22 December 2003.

The Government Facility was temporarily increased to £275m on 27 November 2003. The additional £75m ceased to be available on the Group’s receipt of the proceeds from the sale of AmerGen on 23 December 2003.

On 19 December 2003 Bondholders approved amendments to the trust deed relating to the Bonds to facilitate the implementation of the Proposed Restructuring and to amend the standstill arrangements under the trust deed on terms consistent with the Creditor Restructuring Agreement. Following formal amendment of the trust deed, a new standstill agreement was entered into with creditors in place of the Standstill Agreement dated 14 February 2003 in accordance with the terms of the Creditor Restructuring Agreement.

The Group has retained a trading relationship with a high proportion of its existing contracted counterparties during the period since its announcement of 5 September 2002, although in most cases it has been required to provide alternative credit support to a parent company guarantee. Given the financial circumstances of the Group, certain contracts may be capable of being terminated. Such termination may result in termination payments being payable as well as having an adverse effect on the Group’s cash flows.

The Board of British Energy plc remains of the opinion that the working capital available to the Group is not sufficient for the present requirements of the Group pending the Proposed Restructuring. . In light of the statements made in the circular to shareholders dated 29 November 2004 and in the prospectus of British Energy Group plc and British Energy Holdings plc which accompanied the circular to shareholders, and which were prepared on the basis that the Proposed Restructuring is completed, there is sufficient working capital to meet the Company’s present requirements, that is, for at least one year following the date of the circular to shareholders. On 25 August 2004 BEG entered into a three year trade receivables financing facility (Receivables Facility) with Barclays Bank plc under which, on utilisation, BEG will sell to the financial institution on a full recourse basis receivables arising from its direct supply business. The amount of funding available to BEG under the Receivables Facility is limited to £60m and is dependent on the amount of eligible receivables available at utilisation, which, in turn, is subject to, amongst other things, seasonal changes in the demand and price for electricity, certain reserving requirements that adjust over the life of the Receivables Facility agreement and to limits on customer concentrations within the receivables portfolio. As at 30 September 2004 and 30 November 2004, the Receivables Facility had not been utilised.

The alternative credit support currently in place has been provided by the Group under banking arrangements involving the UK Government established in connection with the Government Facility. The Group is seeking to replace these with arrangements which do not involve the UK Government before the Final Maturity Date of the Government Facility and over the longer term to reduce the demand for trading collateral.

1. Basis of Preparation (continued)

(iv) Terms of the Proposed Restructuring

The terms of the Proposed Restructuring are set out in:

(a)	the Creditor Restructuring Agreement dated as of 30 September 2003 and entered into by the Company, certain other Group companies, the Significant Creditors, RBS, the members of the ad hoc committee of British Energy’s Bondholders and BNFL (as amended by a side letter entered into on 31 October 2003) (the Creditor Restructuring Agreement); and

(b)	the Government Restructuring Agreement dated 1 October 2003 and entered into between the Company, BEGUK, BEG, British Energy Power and Energy Trading Limited (BEPET), British Energy Investment Limited, District Energy Limited, British Energy International Holdings Limited, British Energy US Holdings Inc., British Energy L.P., Peel Park Funding Limited, the Secretary of State, the Nuclear Generation Decommissioning Fund Limited (to be renamed the Nuclear Liabilities Fund Limited (NLF)) and the trustees of the Nuclear Trust (the Government Restructuring Agreement).

The Creditor Restructuring Agreement required certain further creditor approvals and sign ups. By 31 October 2003 all these requirements had been satisfied as follows:

(a)	Bondholders representing in aggregate with RBS 88.8% of the combined amount owing to the Bondholders and RBS had signed up to the Creditor Restructuring Agreement;

(b)	the terms of the Proposed Restructuring had been approved by the credit committee of RBS; and

(c)	all of the lenders and swap providers comprising the Eggborough Banks had signed up to the Creditor Restructuring Agreement with full credit committee approvals.

The principal features of the Proposed Restructuring include:

•	compromising the existing claims of Bondholders, RBS, Significant Creditors and the Eggborough Banks in exchange for New Bonds and New Shares and settling new arrangements for Eggborough. The claims of the Bondholders and RBS will be compromised pursuant to a scheme of arrangement to be proposed to these creditors by the Company (the Creditors’ Scheme). In the case of the Significant Creditors and the Eggborough Banks, claims will be compromised pursuant to the terms of the Creditor Restructuring Agreement itself;

•	the amendment and extension of the contracts with BNFL for front end and back end related fuel services for the Group’s advanced gas-cooled reactor (AGR) stations announced on 31 March 2003 and 16 May 2003 and the implementation of a new trading strategy;

•	establishing the NLF which will fund certain uncontracted nuclear liabilities and decommissioning costs in return for initial and ongoing contributions from British Energy; and

•	the Government funding certain contracted liabilities relating to historic spent fuel up to a specified cap and certain uncontracted nuclear liabilities and decommissioning costs to the extent of any shortfall in the NLF.

Creditor Restructuring Agreement

Conditions

Completion of the Proposed Restructuring is subject to a number of outstanding conditions in the Creditor Restructuring Agreement including, amongst other things:

•	there being no material adverse change (see below);

•	the Government Restructuring Agreement becoming unconditional;

•	the Creditors’ Scheme becoming effective; and

•	the listing of the shares of British Energy Group plc (New British Energy) issued pursuant to the Proposed Restructuring (the New Shares) and the £550m 7% guaranteed bonds due 2005 to 2022 to be issued by British Energy Holding plc (Holdings plc) (the New Bonds).

For the purposes of the Creditor Restructuring Agreement, a material adverse change is defined as a material adverse change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole or of EPL or a change in the current or future business or operations, the financial or trading position, profits or prospects of the Group as a whole which is likely to have a material adverse effect on the value of the New Bonds, the New Shares, the Capacity and Tolling Agreement (CTA) global bond to be held by EPL to fund the £150m of New Bond-equivalent payments under the new Eggborough arrangements (the CTA Global Bond) or the new Eggborough arrangements.

The Creditor Restructuring Agreement required the Proposed Restructuring to be completed by 12 noon on 31 January 2005 (the Restructuring Long Stop Date). The Company has agreed an extension of the Restructuring Long Stop Date under the Creditor Restructuring Agreement and related amendments to other restructuring documents.

The extension of the Restructuring Long Stop Date until 31 March 2005 (subject to certain intermediate milestones), was agreed with the ad hoc committee of Bondholders (on behalf of Consenting Bondholders), Deutsche Bank AG and BNFL. Eggborough Banks (including the steering committee of Barclays and RBS) holding in excess of the required two-thirds of the debt and swap claims have agreed to this extension and RBS has extended the RBS Letter of Credit. In addition, a simple majority of the holders of the Company’s Bonds due 2003, 2006 and 2016 signed written resolutions approving the extension of the standstill period under the terms of those Bonds as set out in a supplemental trust deed dated 7 December 2004.

The Secretary of State is not party to the Creditor Restructuring Agreement but, for technical reasons, her consent is required to enable that agreement to be extended in the manner contemplated; the Secretary of State has consented to the extension solely for that purpose.

The extension also preserves the possibility of an extension of the Creditor Restructuring Agreement beyond 31 March 2005 up to 31 October 2005, again subject to certain intermediate milestones. The requisite parties may object to the continuation of the extension or may not give such confirmations or agree the terms (if any) upon which they would be willing for the Proposed Restructuring to be completed after 31 March 2005.

The intermediate milestones to the extension include Bondholders and RBS passing resolutions approving the Creditors’ Scheme by 15 April 2005 and the Creditors’ Scheme becoming effective within 30 business days of grant of the Creditors’ Scheme order or within 15 business days of final determination of any appeal. These milestones may be extended with the agreement of those parties and majorities who have agreed to the extension.

1. Basis of Preparation (continued)

On 12 October 2004 British Energy announced that the initial conditions to the implementation of the Proposed Restructuring as set out in the Creditor Restructuring had been satisfied. In particular:

•	as announced on 22 September 2004, the Commission approved the Government’s State aid to the Company in connection with the Proposed Restructuring, subject to certain conditions;

•	the Company’s new arrangements with BNFL relating to back end and front end fuel services had become unconditional (save only for conditions relating to completion of the Proposed Restructuring);

•	the new arrangements for the financing of EPL and the banks’ options to acquire the Eggborough Power Station either through a share or asset purchase in 2010 had been exchanged with the relevant banks and had become unconditional (again save only for conditions relating to completion of the Proposed Restructuring);

•	all material Inland Revenue clearances had been obtained;

•	all material unsettled documents had been agreed with creditors; and

•	the Financial Services Authority (FSA) had consented to the Proposed Restructuring for the purposes of British Energy Trading Services Limited’s FSA authorisation.

In accordance with the Creditor Restructuring Agreement, British Energy also entered into a Business Transfer Agreement whereby, if the proposed scheme of arrangement with shareholders is not approved by the relevant shareholders (or otherwise lapses), the Company’s assets will be transferred to Holdings plc, which would become an intermediate holding company of the restructured British Energy group.

On 30 November 2004 British Energy announced that it had posted the following documents:

•	a circular to its shareholders in relation to a members’ scheme of arrangement under section 425 of the Companies Act 1985 (the Members’ Scheme) and a disposal of the business and assets of British Energy to Holdings plc;

•	a circular to certain of its creditors in relation to the Creditors’ Scheme; and

•	a document comprising: (i) listing particulars in relation to the issue of New Shares and Warrants of New British Energy; (ii) a prospectus in relation to the issue of Warrants of New British Energy pursuant to the Disposal; and (iii) listing particulars in relation to the issue of New Bonds of Holdings plc.

Creditor allocations

Under the terms of the Creditor Restructuring Agreement the Creditors (comprising RBS, the Bondholders, the Significant Creditors and the Eggborough Banks) have agreed (subject to certain conditions) to extinguish their existing unsecured claims against the Group in exchange for £275m of New Bonds and at least 97.5% of New Shares.

The Eggborough Banks, as creditors with security over, amongst other things, the shares in, and assets of, EPL have agreed to replace their existing secured claims with a right to receive £150m under an Amended Credit Agreement on substantially the same payment terms as the New Bonds. In addition, the Eggborough Banks will be granted: (i) options exercisable at any time prior to 31 August 2009 under which they may aquire the shares in, or assets of, EPL on 31 March 2010 in consideration for, amongst other things, £104m (subject to certain adjustments depending on the condition of the Eggborough power station) and the cancellation of the outstanding payments under an Amended Credit Agreement at such time; and (ii) options under which they may acquire the shares in, or assets of, EPL on and at any time time prior to 31 August 2009 or after the occurrence of an event of default under an Amended Credit Agreement that is continuing in consideration for, amongst other things, a fee (this fee varies depending on the type of event of default) and the cancellation of the outstanding payments under an Amended Credit Agreement at such time. The Eggborough Banks will be entitled to assign and/or transfer all (but not part only) of their rights under the options to a third party, subject to a pre-emption right in favour of British Energy Group plc under which a member of British Energy Group plc may purchase such rights at 105% of the price offered to the relevant third party. The Eggborough Banks’ security will secure, amongst other things, the Eggborough Banks’ rights under an Amended Credit Agreement and the options.

Standstill arrangements

The Standstill Agreement entered into on 14 February 2003 was replaced by a new standstill agreement entered into by the relevant parties on 14 February 2004. The new standstill arrangements were extended to include all Bondholders on 24 March 2003 as set out in a supplemental trust deed dated 31 March 2003.

The standstill arrangements restrict the Significant Creditors, the Eggborough Banks, RBS, each Bondholder who signs up to the Creditor Restructuring Agreement (the Consenting Bondholders) and BNFL (together the Consenting Creditors) from taking any steps to initiate insolvency proceedings or from demanding or accelerating any amounts due and payable by the Group during the period of the standstill (the Standstill Period) until the earliest of:

(a)	the Restructuring Long Stop Date;

(b)	termination following the occurrence of certain expected events (each a Termination Event) including termination of the Creditor Restructuring Agreement; or

(c)	the completion of the Proposed Restructuring.

1. Basis of Preparation (continued)

Any of the Consenting Creditors may terminate the standstill arrangements following the occurrence of a Termination Event. The Termination Events include, inter alia, certain insolvency events affecting the Company, BEG, BEGUK, BEPET or EPL; acceleration of the Government Facility; and any of the Company, BEG, BEGUK, BEPET or EPL failing to discharge certain continuing obligations. If the standstill arrangements terminate, the Creditor Restructuring Agreement will also terminate.

Under the standstill arrangements, certain Consenting Creditors will be paid interest but not principal in respect of any claims against the Group. Interest will continue to be paid semi-annually to Bondholders and the Eggborough Banks until the completion of the Proposed Restructuring. In respect of the Significant Creditors and RBS, interest was paid first on 25 March 2003 and is subsequently payable on the last business day of every six-month period thereafter based on the agreed claim amounts (except in the case of RBS where interest payments will be based on the present value of its claim amount as at 14 February 2003). Commission will also continue to be paid to RBS under the facility agreement for the letter of credit to the Eggborough Banks.

The Creditor Restructuring Agreement also contains certain covenants given by British Energy for the benefit of certain of the Consenting Creditors and all of the Bondholders including certain limitations on acquisitions and disposals, a prohibition on the payment of dividends and on the issuing of equity as well as a negative pledge.

Mechanics for implementation and shareholder allocation

The Proposed Restructuring will involve establishing New British Energy as the new parent company of the Group and Holdings plc as a directly wholly owned subsidiary of New British Energy.

The Company proposes to cancel its existing ordinary shares of 44 28/43 pence each (Ordinary Shares) and A shares of 60 pence each (A Shares) under the Members’ Scheme, and issue to shareholders: (i) New Shares equal to 2.5% of the issued share capital of New British Energy immediately following implementation of the Proposed Restructuring, and (ii) warrants to subscribe for a maximum of 5% of the thereby diluted ordinary issued share capital of New British Energy (excluding, amongst others, the impact of conversion of the NLF Cash Sweep Payment (see section entitled Government Restructuring Agreement below)) immediately following implementation of the Proposed Restructuring (the Warrants). The subscription price under the Warrants is £28.95m in aggregate, equivalent to an equity market capitalisation of the Group of £550m following implementation of the Proposed Restructuring. This will result in a very significant dilution of the holdings of the existing shareholders.

If the Members’ Scheme is not approved by the requisite majority of shareholders or for any other reason the Members’ Scheme lapses, the Company will dispose of all its business and assets to Holdings plc. If the Disposal is approved by ordinary shareholders in general meeting, shareholders will receive only warrants to subscribe for a maximum of 5% of the ordinary issued share capital of New British Energy immediately following implementation of the Proposed Restructuring. If the Disposal is not approved by ordinary shareholders in general meeting, shareholders will not receive any New Shares or Warrants.

On 3 September 2004 two groups of shareholders, together holding 10.22% of British Energy’s ordinary shares, requisitioned an extraordinary general meeting (the Requisitioned EGM). Those groups of shareholders were Polygon Investment Partners LLP (Polygon), Brandes Investment Partners, LLC (Brandes) and their respective associates. British Energy was, as a result, obliged under the Companies Act 1985 to call the Requisitioned EGM. One of the resolutions proposed by Polygon and Brandes would have had the effect, if passed, of requiring the Company to seek shareholder approval prior to applying for the cancellation of its listings in London and New York. If British Energy were required to take steps to cancel the London listing of its shares in circumstances where shareholders did not approve the Members’ Scheme or the Disposal, but could not do so as a result of a failure to achieve such shareholder approval, the Company believed, having taken legal advice, that it would be likely to have been in breach of the Creditor Restructuring Agreement.

British Energy was informed by certain creditors to whom the Group owes significant amounts that if it was prevented from delisting and they could not compel the Company to perform its obligations under the Creditor Restructuring Agreement, they would take steps to terminate the Creditor Restructuring Agreement and the related standstill arrangements. Further they said that they would then take steps to recover amounts owing to them including taking steps to force British Energy into administration. If that had happened, British Energy believed that the other creditors who are also a party to the Creditor Restructuring Agreement would also demand payment. Therefore the Group would be required to pay approximately £1.5 billion to Creditors. The Group did not and does not have the resources to pay that amount. As a result of such breach of the Creditor Restructuring Agreement, British Energy may have been exposed to significant claims for damages for breach of contract. Moreover, because the creditors said that they would demand immediate repayment of monies which British Energy judged, for the reasons set out above, it would be unable to pay, British Energy considered that its directors would have no choice but to place British Energy into administration. For this reason, the board of British Energy decided that it should apply for the United Kingdom Listing Authority (UKLA) to cancel the listings of the ordinary shares and A shares as soon as practicable.

The Company announced on 23 September 2004 that the Requisitioned EGM would be held on 22 October 2004 and that it would be applying to the UKLA to cancel the listings of the ordinary shares and A Shares and the delisting took effect on 21 October 2004. As a consequence, and as announced on 23 September 2004, the New York Stock Exchange (NYSE) suspended trading on the Company’s ADRs prior to the opening of trading on 28 September 2004. At that time, the NYSE also instituted delisting proceedings. The Company appealed the NYSE’s decision. However, on 6 December 2004 the NYSE affirmed the decision to delist the Company’s ADRs. Accordingly, New Shares will not be issued in the form of ADRs upon effectiveness of the Proposed Restructuring and holders of the Company’s ADRs will receive the New Shares to which they are entitled, subject to the terms of the Proposed Restructuring and applicable law. British Energy has agreed to take all reasonable steps to list ADRs on the NYSE at such time following the effectiveness of the Proposed Restructuring, as it is able to satisfy the listing criteria of the NYSE. In such circumstances, however, British Energy will be required to satisfy the NYSE’s listing criteria for new securities, including minimum public float and minimum shareholder eligibility requirements that it may not be able to satisfy immediately after the Proposed Restructuring becomes effective.

1. Basis of Preparation (continued)

On 24 September 2004 the Company announced (i) the unanimous recommendation of the Board to shareholders to vote against the resolutions proposed by Polygon and Brandes at the Requisitioned EGM, (ii) that it intended to seek an extension to the Restructuring Agreement Long Stop Date of 31 January 2005 for the Proposed Restructuring and (iii) that, in accordance with the Creditor Restructuring Agreement, it would execute a business transfer agreement whereby the Company’s assets would, conditional on the Proposed Restructuring becoming effective, be transferred to Holdings plc.

On 30 September 2004 Polygon announced that it would withdraw its support for the Requisitioned EGM. Polygon stated that, having considered the Company’s recent circulars, they believed there was no commercial logic for it to support the resolutions to be considered at the Requisitioned EGM and consequently confirmed that they would vote against the resolutions and not further oppose the Proposed Restructuring. The Requisitioned EGM took place on 22 October 2004 and, in accordance with the unanimous recommendation of the Board, all the resolutions at the Requisitioned EGM were defeated.

Government Restructuring Agreement

The Government Restructuring Agreement provides for the circumstances in which the Secretary of State will support the Proposed Restructuring, including entering into the agreements with the New British Energy Group and, in certain cases, the NLF, which give effect to the proposals for the funding of the new British Energy Group’s qualifying uncontracted nuclear liabilities and qualifying decommissioning costs and certain contracted liabilities for historic spent fuel.

Conditions

Under the Government Restructuring Agreement, the obligations of the Secretary of State to support the Proposed Restructuring and of the parties to the Nuclear Liabilities Agreements to enter into them are conditional on, among other things:

•	the Creditor Restructuring Agreement becoming unconditional in all respects by the Restructuring Long Stop Date;

•	the Secretary of State not having determined and notified British Energy in writing that, in her opinion, the Group (including New British Energy and Holdings plc) will not be viable in all reasonably foreseeable conditions without access to additional financing (other than financing which the Secretary of State is satisfied has been committed and will continue to be available when required);

•	there being no continuing event of default under the Government Facility;

•	receipt by the Secretary of State of copies of letters giving the confirmations relating to working capital referred to in the terms of Rule 2.18 of the UKLA Listing Rules without qualification (whether or not New British Energy is to be listed on the Official List of the UKLA);

•	the representations and warranties given by the members of the Group being true, accurate and not misleading when given and if repeated at the effective date of the Proposed Restructuring; and

•	there being no breach of any undertaking given by any member of the Group pursuant to the Government Restructuring Agreement which, in the opinion of the Secretary of State, is or is likely to be material in the context of the Proposed Restructuring.

If any of the conditions are not fulfilled or waived by the Secretary of State by the time specified in the requisite conditions or if no such date is specified, by the Restructuring Long Stop Date, the Government Restructuring Agreement will terminate. In addition if a material adverse change (as defined in the Creditor Restructuring Agreement and referred to above) occurs at any time before the Court order sanctioning the Creditors’ Scheme is filed with the Registrar of Companies in Scotland, the Secretary of State may give written notice to British Energy to terminate the Government Restructuring Agreement.

In the context of the extension to the Restructuring Long Stop Date, the Secretary of State has agreed to extend the long stop date for completion of the Government Restructuring Agreement to 30 April 2005. In the context of meeting its overarching objectives at this time of nuclear safety, security of electricity supplies and value for money for the taxpayer, the Government has stated that it believes that continuity and stability in the management of British Energy’s business in the immediate future is desirable. It has also sought and received assurances from British Energy’s management that any measures taken to manage the Group’s working capital will not adversely affect safety or security of supply. The extension of the Government Restructuring Agreement is therefore subject to conditions relating to those two issues. The agreement of the Secretary of State will be required to extend the Government Restructuring Agreement beyond 30 April 2005.

Nuclear Liabilities Agreements

Under the Nuclear Liabilities Agreements to be entered into pursuant to the Government Restructuring Agreement between the Company and the Secretary of State, among others, dated 1 October 2003, the NLF will fund qualifying uncontracted nuclear liabilities and qualifying costs of decommissioning the Group’s nuclear power stations. The Secretary of State has provided an undertaking to fund any future shortfall in the NLF’s ability to fund these qualifying uncontracted nuclear liabilities and qualifying decommissioning costs and also to meet certain of the Group’s contracted liabilities relating to historic spent fuel up to a specified cap. In consideration for the assumption of these liabilities, Holdings plc will issue £275m in New Bonds to the NLF. In addition, members of the Group will make the following payments to the NLF: (i) fixed decommissioning contributions of £20m per annum (stated in March 2003 values and indexed to RPI) but tapering off as the nuclear power stations are currently scheduled to close; (ii) £150,000 (stated in March 2003 values and indexed to RPI) for every tonne of uranium in PWR fuel loaded into Sizewell B, the Pressurised Water Reactor nuclear power station, after the Proposed Restructuring becomes effective; and (iii) an annual contribution equal to a percentage of the New British Energy Group’s adjusted free cash flow (initially 65%, subject to adjustment, but not to exceed 65%) (the NLF Cash Sweep Payment).

The NLF will have the right from time to time to convert all or part of the NLF Cash Sweep Payment into an equity shareholding in New British Energy equal to the same percentage of the thereby enlarged issued share capital. The terms of the convertible shares into which such entitlement will convert will limit the voting rights attaching to such shares equal to the maximum amount which can be held by the NLF without triggering a mandatory offer under the City Code on Takeovers and Mergers, being currently 29.9% of the voting rights in New British Energy (and, for this purpose, taking into account the voting rights attributable to any other ordinary shares held or acquired by any person acting in concert with the NLF). This voting restriction applies for so long as the convertible shares are held by the NLF. The convertible shares will be converted into ordinary shares in New British Energy on their transfer by the NLF to a third party but are not convertible at the election of the NLF.

1. Basis of Preparation (continued)

In addition, under the Nuclear Liabilities Agreements, British Energy is required to fund cash reserves out of its net cash flow in order to support the new British Energy Group’s collateral and liquidity requirements post-restructuring (the Cash Reserves). The initial target amount for the Cash Reserves is £490m plus the amount by which cash employed as collateral exceeds £200m.

The above is a summary only and investors and others are strongly advised to read the entire announcements issued by the Company on 1 October 2003 and on 30 November 2004, which contain additional important information not included in this summary.

(v) Principles Underlying Going Concern Assumption

The financial statements have been prepared on a going concern basis in accordance with FRS18 - Accounting Policies, because British Energy has not been liquidated nor is it ceasing to trade. The validity of this assumption depends on the fulfilment of the conditions of the Proposed Restructuring within the timescales envisaged or required and the continuation of the restructuring and standstill arrangements with certain creditors and financial assistance from the Secretary of State pursuant to the Government Facility and there being no material deterioration in the Group’s cash flow position, performance or outlook. This assumption is, therefore, subject to a number of significant uncertainties and important conditions.

If, for any reason, British Energy is unable to meet its financial obligations as they fall due the Company may have to take appropriate insolvency proceedings and cease to be a going concern, in which case adjustments may have to be made to reduce the monetary values of assets to the recoverable amounts, to provide for further liabilities that might arise and to reclassify the fixed assets and long term liabilities as current assets and liabilities.

2. New Accounting Policies

Own Shares Held

The Group has adopted the new UITF Abstract 17 (revised 2003) (Employee Share Schemes) and UITF Abstract 38 (Accounting for ESOP Trusts) which relate to the measurement of the Employee Share Scheme charge and the presentation of own shares held. As a result where the Group purchases shares in its equity share capital through the Group’s Employee Share Trust or Qualifying Employee Share Trust the net consideration paid is deducted from the profit and loss account reserve in arriving at total equity shareholders’ funds. Where such shares are subsequently sold or reissued any consideration received is included in equity shareholders’ funds.

3. Turnover and loss on ordinary activities before taxation

(a) Output and Turnover

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	Year ended 31 March 2004
	TWh	TWh	TWh	TWh
Output
– United Kingdom	15.3	31.7	35.5	72.6

	£m	£m	£m	£m
Continuing activities
United Kingdom
– Direct supply sales net of energy supply costs	148	291	237	522
– Wholesale generation sales	120	273	323	703

– Turnover from continuing activities excluding energy supply costs recovered from customers and miscellaneous income	268	564	560	1,225
– Energy supply costs recovered from customers	72	142	103	260
– Miscellaneous income	11	17	14	31

Turnover from continuing activities	351	723	677	1,516

Share of turnover in discontinued joint venture	—	—	118	144

The turnover and profit before tax of the Group’s joint venture, AmerGen, relate entirely to activities in the United States of America. On 22 December 2003 the Group disposed of its interest in AmerGen.

(b) (Loss)/Profit on Ordinary Activities Before Taxation

A geographical analysis of the (loss)/profit on ordinary activities before taxation is as follows:

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	Year ended 31 March 2004
	£m	£m	£m	£m
United Kingdom	(147)	(262)	(129)	187
United States - share of discontinued joint venture	—	—	58	45

	(147)	(262)	(71)	232

4. Operating costs

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	Year ended 31 March 2004
	£m	£m	£m	£m
Continuing activities
– Fuel	105	209	184	413
– Materials and services	141	268	262	512
– Staff costs	78	151	112	224
– Depreciation charges	18	36	25	50

	342	664	583	1,199
Energy supply costs	72	142	103	260

Operating costs before exceptional items	414	806	686	1,459

Exceptional operating items
– Materials and services	14	19	37	25
– Staff costs	1	9	—	—
– Depreciation charges/(credits)	—	3	—	(295)
– Amounts credited to non-operational assets	—	—	(13)	(13)

	15	31	24	(283)

Operating costs after exceptional items	429	837	710	1,176

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	Year ended 31 March 2004
	£m	£m	£m	£m
Analysis of exceptional operating items
Restructuring costs	14	19	37	43
Severance costs	1	9	—	—
Settlement of claim	—	—	—	(18)
Fixed asset write-up	—	—	—	(295)
Depreciation – corporate headquarters	—	3	—	—
UK decommissioning fund write-up	—	—	(13)	(13)

	15	31	24	(283)

There were exceptional materials and services costs in respect of costs incurred on advisory fees and other costs associated with restructuring the Group’s activities of £14m and £19m for the three months and six months to 30 September 2004 respectively. An exceptional charge of £1m and £9m for the three months and six months ended 30 September 2004 respectively has been recorded for severance costs in relation to the Group’s restructuring. An exceptional depreciation charge of £3m was recorded for the six months to 30 September 2004 to align the carrying value of the corporate headquarters at Peel Park, East Kilbride, Scotland to its market value.

Exceptional operating costs amounting to £24m were reported for the six months ended 30 September 2003. These amounts are further explained as follows:

•	charges incurred on advisory fees and other costs associated with the Proposed Restructuring of the Group’s activities of £37m; and

•	the investments held within the UK decommissioning fund were written-up to reflect an increase in market value, resulting in a reversal of the previous write-down of £13m.

Exceptional operating credits amounting to £283m were reported for the year ended 31 March 2004. These amounts are further explained as follows:

•	charges incurred on advisory fees and other costs associated with the Proposed Restructuring of the Group’s activities of £43m in the year ended 31 March 2004;

•	settlement of long standing disputes with Siemens Power Generation Limited (Siemens) relating to work done since 1996 by the former Parsons business. Under the terms of the settlement Siemens paid the Company approximately £18m;

•	exceptional depreciation credit of £295m in the year ended 31 March 2004 in respect of the reversal of previous impairment losses in the carrying value of fixed assets following a review of economic values and net realisable values of fixed assets; and

•	the investments held within the UK decommissioning fund were written-up to reflect an increase in market value, resulting in a reversal of the previous write-down of £13m.

5. Financing charges/(credits)

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	Year ended 31 March 2004
	£m	£m	£m	£m
Revalorisation of nuclear liabilities
– changes in price levels	23	69	57	97
– release of discount for the period	32	63	59	118

	55	132	116	215
Revalorisation credit of UK decommissioning fund	(6)	(16)	(16)	(28)
Share of revalorisation of discontinued joint venture	—	—	(1)	(2)

Revalorisation charges before exceptional items	49	116	99	185
Interest payable less receivable	21	35	25	64

Total financing charges prior to exceptional charges/(credits)	70	151	124	249
Exceptional revalorisation (credits)/charges	(1)	1	(40)	(68)

	69	152	84	181
Exceptional interest and other financing credits	—	—	(3)	(5)

	69	152	81	176

At 30 September 2004 the market value of the UK decommissioning fund had increased to £460m (31 March 2004: £440m). The revalorisation credit of £16m relating to the UK decommissioning fund and the regular contributions of £5m have increased the book value to £461m at 30 September 2004. An exceptional charge of £1m in the six months ended 30 September 2004, of which a credit of £1m relates to the three months ended 30 September 2004, is required to reduce the book value to market value. The market value remains below the amount that would have been calculated by revalorising on an actuarial basis the total amounts that have been invested in the fund.

At 30 September 2003 the market value of the UK decommissioning fund had increased to £398m, thereby necessitating an exceptional credit of £39m to reverse previously written-down amounts. As a result of the decommissioning fund receivable being restated at market value, a £13m exceptional credit was recorded in operating costs to reverse a prior write-down of non-operational assets, and a £26m exceptional credit was recorded in finance charges to reverse prior write-down of previous revalorisation.

The market value of the AmerGen decommissioning fund had also increased over the six months to 30 September 2003, and the British Energy share of the exceptional credit was £14m.

The total of the UK decommissioning fund and AmerGen decommissioning fund exceptional revalorisation credits included within financing charges for the six months ended 30 September 2003 amounted to £40m.

At 30 September 2003 the value of the interest rate swaps were marked to market and the resultant valuation was lower than the book value, resulting in an exceptional credit of £3m for the six months ended 30 September 2003. There was no exceptional credit for either the three months or the six months ended 30 September 2004 in relation to these interest rate swaps.

At 31 March 2004 the market value of the UK decommissioning fund was £440m, thereby necessitating an exceptional credit of £59m in the twelve months ended 31 March 2004 to reverse previously written-down amounts. As a result of the UK decommissioning fund receivable being restated at market value, a £13m exceptional credit was recorded in operating costs to reverse a prior write-down of non-operational assets, and exceptional credits of £46m were recorded in finance charges for the twelve months ended 31 March 2004 to reverse the prior write-down of previous revalorisation. The market value was below the amount that would have been calculated by revalorising on an actuarial basis the total amounts that have been invested in the fund.

The market value of the AmerGen decommissioning fund had also increased over the period to 22 December 2003, and the British Energy share of the exceptional credit was £22m in the year to the date of sale and recorded within the Group result for the year ended 31 March 2004.

The total of the UK decommissioning fund and AmerGen decommissioning fund exceptional revalorisation credits included within financing charges for the year ended 31 March 2004 amounted to £68m.

At 31 March 2004 the value of the interest rate swaps were marked to market and the resultant valuation was lower than the book value, resulting in an exceptional credit of £5m for the year ended 31 March 2004.

6. Taxation

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	Year ended 31 March 2004
	£m	£m	£m	£m
Tax on results excluding exceptional items	—	—	8	(2)

There is no UK current tax charge for either the three or the six months ended 30 September 2004 (six months ended 30 September 2003: £nil). The tax charge for the six months ended 30 September 2003 comprises an overseas tax charge of £8m in respect of the Group’s liability for its share of AmerGen’s taxable profits. The tax credit of £2m for the year ended 31 March 2004 represents the release of an over provision of foreign tax in earlier years. The taxation charges reflect the anticipated effective tax rates relating to the underlying business performance on a pre-restructured basis for the year ending 31 March 2005.

7. (Deficit)/earnings per share

The (deficit)/earnings per share for each period has been calculated by dividing the (loss)/profit on ordinary activities after taxation by the weighted average of ordinary shares in issue during the period, based on the following information:

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	Year ended 31 March 2004
(Loss)/profit for the period (£m)	(147)	(262)	(79)	234
Basic weighted average share capital (number of shares, million)	602	602	602	602

8. Tangible fixed assets

(i)	Carrying Value of Fixed Assets

The Directors reviewed the economic values and net realisable values of the Group’s fixed assets at 31 March 2004 and compared them to their book value. As a result of this review the carrying value of fixed assets was increased by £295m.

The carrying value of the nuclear stations was calculated by discounting the expected future cash flows from continued use of the assets, having made appropriate assumptions regarding future operating performance. The valuation of the Eggborough Power Station was based on an assessment of net realisable value.

The electricity price assumptions were a very significant component of the asset value calculation. The Directors considered the market’s views on future prices of wholesale electricity and also the forecasts specifically commissioned for the Company. In determining the price assumptions the Directors took a cautious view on there being a significant recovery in prices. As market prices are outside the Directors’ control actual prices may differ from those forecast.

On 18 November 2004, the Company announced that in light of the work being undertaken at Hartlepool and Heysham 1 the nuclear output target for the year ending 31 March 2005 had been reduced to 59.5 TWh. The Company is satisfied that, in the current circumstances and at the date of this report, the impact of this downward revision in output target and the movements in electricity prices on the carrying value of the nuclear assets is not material. The Directors will review the economic assumptions underlying the calculation of fixed asset carrying values at 31 March 2005 in line with the requirements of FRS11—Impairment of Fixed Assets and Goodwill, and make such revisions if any, as may be appropriate.

(ii)	Sale of Investments

Total cash receipts for the six months ended 30 September 2004 amounted to £4m and were in relation to the discontinued activities of Bruce Power. The cash receipt of £4m was received on 25 May 2004 and was in partial consideration of the re-start of the Bruce A units.

9. Creditors and provisions

	Nuclear liabilities	Debt	Other creditors and provisions	Total
	£m	£m	£m	£m
Creditors:
Amounts falling due within one year	619	220	659	1,498
Amounts falling due after more than one year	1,907	663	—	2,570
Provisions for liabilities and charges	1,837	—	45	1,882

As at 30 September 2004	4,363	883	704	5,950

As at 30 September 2003	4,097	980	705	5,782

As at 31 March 2004	4,223	883	732	5,838

Nuclear liabilities, including accruals for AGR fuel services, relating to spent AGR fuel are based on the terms of contracts with BNFL (dated 30 March 1995 and 3 June 1997), most of which include fixed prices subject to indexation, or the Group’s estimates where no contracts exist. Provisions for services relating to the disposal of nuclear waste and the storage and disposal of PWR spent fuel are based on cost estimates derived from the latest technical assessments. The costs of decommissioning the nuclear power stations have been estimated on the basis of technical assessments of the processes and methods likely to be used for decommissioning under the current regulatory regime. The estimates are designed to reflect the costs of making the sites of the nuclear power stations available for alternative use in accordance with the Group’s decommissioning strategy.

Other creditors of £659m (30 September 2003: £660m and 31 March 2004: £696m) include £316m (30 September 2003: £316m and 31 March 2004: £316m) in respect of claims relating to onerous trading contracts. These contracts are pre-NETA electricity trading contracts with Enron, TPL and Total. The Enron and Total contracts were terminated during the year ended 31 March 2003, which gave rise to claims for certain amounts which have become payable. Interest is payable and is being paid on standstill balances at a rate of 6%, other than for the bonds and the amounts due to the Eggborough banks which continue under their original terms. These accounts reflect the claim amounts which have been agreed in principle with Enron, TPL and Total for the purposes of the Proposed Restructuring. Enron, TPL and Total have subsequently transferred their claims to Deutsche Bank.

The analysis of the maturity of borrowings has been prepared based on the dates when the borrowings mature under the existing contractual arrangements. However, the standstill arrangements which have been put in place have the effect of deferring the payments of certain amounts due until the Bonds and Eggborough project finance loan are replaced or amended (as the case may be) as part of the Proposed Restructuring or earlier termination of the standstill. The maturity profile of borrowings will change upon completion of the Proposed Restructuring.

Included in the provisions total of £45m (30 September 2003: £41m and £31 March 2004: £36m) is an interest rate swaps provision in respect of swap contracts which were put in place to hedge interest rate risk. The Directors have reviewed the necessity for these swaps in the context of the Proposed Restructuring and have concluded that the swaps are no longer effective as hedges. The balance on the provision of £33m at 31 March 2004 has reduced to £32m at 30 September 2004 through a revaluation to market value of £1m.

10. Share capital / ESOPs

British Energy Employee Share Trust (BEEST) and Qualifying Employee Share Trust (QUEST) hold shares in British Energy for the purpose of satisfying options exercisable under the Company’s employee share option and sharesave schemes. At 30 September 2004, BEEST held 21,734,839 ordinary shares (30 September 2003: 21,734,839 and 31 March 2004: 21,734,839) and QUEST held 5,292,103 ordinary shares (30 September 2003: 5,292,103 and 31 March 2004: 5,292,103) and 19,165,471 ‘A’ shares (30 September 2003: 19,165,471 and 31 March 2004: 19,165,471) in British Energy plc.

11. Reconciliation of movement in equity shareholders’ funds

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	Year ended 31 March 2004
	£m	£m	£m	£m
Opening balance	(3,374)	(3,259)	(3,476)	(3,476)
(Loss)/profit for the period	(147)	(262)	(79)	234
Translation differences on foreign currency net investment	—	—	(9)	(15)
Prior year adjustment (as explained in note 1)	—	—	—	(2)

Closing balance	(3,521)	(3,521)	(3,564)	(3,259)

12. Reconciliation of operating cash flow

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	Year ended 31 March 2004
	£m	£m	£m	£m
Group operating (loss)/profit – continuing activities	(78)	(114)	(33)	340
Depreciation charges/(credit) (includes fixed asset write-up)	18	39	25	(245)
Nuclear liabilities charged to operating costs	31	66	63	130
Nuclear liabilities discharged	(21)	(58)	(19)	(59)
(Decrease)/increase in other provisions	(6)	2	(2)	(3)
Regular contributions to decommissioning fund	—	(5)	(9)	(19)
Operating exceptional decommissioning fund movement	—	—	—	(13)
Decrease/(increase) in working capital	57	10	(51)	25

Net cash inflow/(outflow) from operating activities	1	(60)	(26)	156

Included within the working capital movements are amounts that relate to deferred payments to BNFL of £45m (30 September 2003: £nil and 31 March 2004: £20m) and, as part of improved working capital management, revised terms of credit with certain suppliers, some of which are interest bearing.

13. Reconciliation of net cash flow to movement in net debt

	3 months ended 30 September 2004	6 months ended 30 September 2004	6 months ended 30 September 2003	Year ended 31 March 2004
	£m	£m	£m	£m
(Increase) in debt in the period	—	—	(97)	—
(Decrease)/increase in cash in the period	(48)	(136)	(43)	175
Increase in liquid resources	28	44	69	65

(Increase)/decrease in net debt in the period	(20)	(92)	(71)	240
Opening net debt	(382)	(310)	(550)	(550)

Closing net debt	(402)	(402)	(621)	(310)

14. Collateral

Investments in liquid funds at 30 September 2004 include £341m (30 September 2003: £315m and 31 March 2004: £297m) of cash that has been deposited in collateral bank accounts to support trading activities. Availability of this cash is, therefore, restricted over the periods of the collateralised positions.

15. Contingent assets

On 16 May 2003 the Company announced that it had exchanged the last of the suite of contracts covering front end and back end fuel services required to give effect to the non-binding heads of terms entered into with BNFL on 28 November 2002. The front end contracts became effective on 1 April 2003 but may be terminated if the Proposed Restructuring is not completed. The back end contracts are conditional on completion of the Proposed Restructuring but payments are being made as if the revised back end contracts had become effective on 1 April 2003. The financial statements for the period to 30 September 2004 have been drawn up on the basis of the historic BNFL contracts in respect of back end fuel contracts, pending satisfaction of the restructuring conditions set out in the revised contracts, thereby creating a contingent asset of £376m (30 September 2003: £220m and 31 March 2004: £306m) which will be recognised upon completion of the Proposed Restructuring as one of a number of expected adjustments at that time. An analysis of amounts included in current liabilities due to BNFL but not expected to be paid by the Group provided the Proposed Restructuring is completed is shown as follows:

	£m	£m
Opening balance at 1 April 2004		306
Amounts payable to BNFL under the historic back end contracts for the period	127
Less: amounts paid/payable for the period under the revised BNFL back end contracts, analysed as follows:
Amounts settled	(46)
Amounts included in accruals at period end	(26)

Cash flow benefit arising within the period		55
Finance charges accrued on amounts stoodstill		15

Closing balance at 30 September 2004		376

		£m
Amounts payable under historic BNFL back end contracts
Opening balance at 1 April 2004		317
Amounts falling due in period		127
Amounts settled		(46)
Standstill interest accrued		15

Closing asset balance at 30 September 2004		413

Less: amounts payable under revised BNFL back end contracts
Opening balance at 1 April 2004		(11)
Amounts falling due in period		(72)
Amounts settled		46

Closing liability balance at 30 September 2004		(37)

Contingent asset at 30 September 2004		376

On 14 February 2003 the Company announced that it had completed the disposal of its 82.4% interest in Bruce Power in Canada to a consortium of three parties. In addition to the consideration payable by the consortium under the master purchase agreement, up to a further C$100m was payable to British Energy contingent upon the restart of two of the Bruce A units under a trust agreement (the Trust Agreement) entered into on the same date. Had the first unit restarted by 15 June 2003, C$50m would have been released to British Energy and an additional C$50m would have been released to British Energy had the second unit restarted by 1 August 2003. An amount of C$5m was deducted from the C$50m payable in respect of each unit for its failure to restart by the scheduled restart date or by the first day of each successive calendar month following the scheduled restart date. The trust agreement provides that where a delay to the programme has been caused by the actions of Ontario Power Generation Inc., the period of that delay is deducted from the actual restart date and the payments adjusted accordingly. The Group received C$20m on 22 March 2004 in respect of the restart of Unit 4 and C$10m on 25 May 2004 in respect of the restart of Unit 3. C$20m is held in trust by an escrow agent pending resolution of the dispute. On 12 November 2004 British Energy served notice on the escrow agent and Ontario Power Generation Inc. demanding payment of C$40m. A notice of objection was received on 29 November 2004 and the Group is currently considering what courses of action are open to it. The Company has not recognised any additional amounts on its balance sheet at 30 September 2004 because of uncertainties regarding their realisation.

16. Contingent liabilities

These accounts are drawn up on a going concern basis, the basis of which is explained more fully in note 1 to these financial statements. This note describes the contingent liabilities that are applicable to the Group and the Company.

The Group has been provided with the Government Facility by the Secretary of State. As at 30 September 2004, the Group had no drawings under the Government Facility. Also at 30 September 2004, the Group had cash and liquid investments of £481m of which £341m had been deposited as collateral to support trading and other operations.

The following security has been granted for obligations under the Government Facility which has been made available by the Secretary of State:

•	an all monies debenture creating fixed security (by way of assignment and/or fixed charge) over certain intra-group receivables and special accounts and a floating charge between the Secretary of State and certain Group companies;

•	fixed charges in relation to the UK nuclear power stations; and

•	pledge and mortgage of shares in certain Group subsidiaries in favour of the Secretary of State.

Amounts owing by EPL to the Eggborough Banks are not guaranteed by the Company. However, the Company guarantees the payment of amounts by BEPET to EPL, calculated to cover EPL’s borrowing and operating costs. In addition the Company also provides a subordinated loan facility to EPL.

On 1 October 2003, the Company announced that it had entered into the Creditor Restructuring Agreement with certain significant creditors (including the Eggborough Banks) and BNFL relating to the standstill, recognition and compromise of their claims. However, while the Directors believe that the amounts of the agreed claims agreed for the purposes of the Proposed Restructuring currently reflect the amounts legally claimable, in the event of the Proposed Restructuring not being completed different amounts may be calculated as being claimable.

On 25 September 2002 the Nuclear Generation Decommissioning Fund Limited (the NDF) served a default notice relating to the solvency of the Company, BEG and BEGUK. Unless the default is cured to the satisfaction of the NDF, or waived, the NDF has the right to require accelerated payment of all of the contributions due to the NDF prior to the next quinquennial review in Autumn 2005. Annual payments are in the region of £18m. The NDF has indicated it will not take immediate enforcement action without further notice while the Group progresses satisfactorily towards achieving the Proposed Restructuring however, the NDF has retained the right to do so. If the conditions to the Proposed Restructuring are satisfied, the NDF and others will enter into a Deed of Termination whereby the NDF agrees that it shall take no action to enforce its rights pursuant to the default notice.

On 12 February 2004 British Energy received a notice of warranty claims from the consortium which purchased the Group’s 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station.

The tax claim relates to the treatment of expenditure at the Bruce Power station during the period of the Company’s part ownership and is currently being considered by the Canadian tax authorities. The treatment proposed by British Energy could result in a rebate of a material amount of tax to the Group that has never been recognised in the financial statements. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. British Energy has rejected the tax claim. The Company is confident that the amount of the tax claim should not, in any event, materially exceed the amount of the rebate, and that the tax claim should have no material cash flow impact on the Group.

The claim relating to the condition of the plant is based upon alleged erosion of certain parts of the steam generators, including the support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. British Energy has rejected the claim and expects to defend it if it is pursued further.

Under the agreement with the consortium C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

The Group has given certain indemnities and guarantees in respect of the disposal of its investment in AmerGen. As a result of an accounting adjustment made by Exelon in AmerGen’s management accounts and closing accounts as at 21 December 2003, British Energy Investment Limited may be required to make a payment to Exelon of up to US$13.7m together with accrued interest since December 2003. British Energy served a dispute notice on Exelon on 4 June 2004 to preserve its rights and the parties are endeavouring to resolve the matter amicably. The agreement with Exelon for the sale of AmerGen requires that, prior to instituting any litigation or other dispute resolution procedure, the companies will in good faith seek to resolve any dispute. Furthermore, the Company is reviewing with Exelon the effect on the working capital adjustment resulting from a change to the estimated tax recoverable for prior periods made after the consummation of the sale, which, if agreed, may result in an increase in the purchase price adjustment payable to Exelon. The increase in the purchase price adjustment resulting from the change in the estimated tax recoverable is currently estimated to be in the range of up to US$6.3m.

On 17 September 2004, the ad hoc committee of British Energy’s Bondholders commenced proceedings in the High Court in London against Polygon, Brandes and the Company, seeking a variety of relief against the different defendants to the action. The claimants sought a declaration against British Energy that British Energy was bound by the terms of the Creditor Restructuring Agreement as well as specific performance by British Energy of its obligations under the Creditor Restructuring Agreement, and potentially also damages. In the light of the outcome of the Requisitioned EGM on 22 October 2004, it is not clear whether these proceedings will continue, or whether they will be discontinued.

Subsequently, the Bondholders agreed terms to stop the litigation insofar as it related to Polygon.

17. Non-adjusting post balance sheet events

Output Forecast

On 18 November 2004, the Company announced that in light of the work being undertaken at Hartlepool and Heysham 1 the nuclear output target for the year ending 31 March 2005 had been reduced to 59.5 TWh. The Company is satisfied that, in the current circumstances, the impact of this downward revision in output target and the movements in electricity prices on the carrying value of the nuclear assets is not material.

INDEPENDENT REVIEW REPORT TO BRITISH ENERGY PLC

Introduction

We have been instructed by the Company to review the financial information, contained in the interim report, which comprises the profit and loss account, balance sheet, cash flow statement, statement of total recognised gains and losses and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ Responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and, therefore, provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Fundamental Uncertainty – Going Concern

In arriving at our review conclusion, we have considered the adequacy of the disclosures made in Note 1 concerning the preparation of the quarterly financial information on the going concern basis. The validity of this assumption depends on the fulfilment of the conditions of the Proposed Restructuring within the time-scales envisaged or required and the continuation of the standstill arrangements with certain creditors and financial assistance from the Secretary of State pursuant to the Government Facility and there being no material deterioration in the Group’s cash flow position, performance or outlook. In view of the significance of the uncertainty concerning these matters we consider that they should be drawn to your attention but our conclusion is not qualified in this respect.

Review Conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the three months and six months ended 30 September 2004.

PricewaterhouseCoopers LLP

Chartered Accountants

Edinburgh

9 December 2004

Notes:

(a) The maintenance and integrity of the British Energy plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the quarterly report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

CERTIFICATION

I, Mike Alexander, Chief Executive Officer of British Energy plc (‘registrant’), certify that:

1.	I have reviewed this quarterly report for the period ended 30 September 2004 of registrant;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report on such evaluation; and

(c)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarise and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Mike Alexander
Date: 9 December 2004	Name:	Mike Alexander

	Title:	Chief Executive Officer

CERTIFICATION

I, Stephen Billingham, Finance Director of British Energy plc (‘registrant’), certify that:

1.	I have reviewed this quarterly report for the period ended 30 September 2004 of registrant;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report on such evaluation; and

(c)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarise and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: 9 December 2004		/s/ Stephen Billingham
	Name:	Stephen Billingham

	Title:	Finance Director

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Mike Alexander, Chief Executive Officer, certify, pursuant to 18 U.S.C. section 1350, that:

(1)	The quarterly report for the quarter ended 30 September 2004 (the ‘report’) of British Energy plc (the ‘registrant’) fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2)	The information contained in the report fairly presents, in all material respects, the financial condition and results of the registrant.

Date: 9 December 2004	/s/ Mike Alexander
Mike Alexander Chief Executive Officer

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Stephen Billingham, Finance Director, certify, pursuant to 18 U.S.C. section 1350, that:

(1)	The quarterly report for the quarter ended 30 September 2004 (the ‘report’) of British Energy plc (the ‘registrant’) fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2)	The information contained in the report fairly presents, in all material respects, the financial condition and results of the registrant.

Date: 9 December 2004	/s/ Stephen Billingham
Stephen Billingham Finance Director